IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Cullman Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001465969
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cullman, State of Alabama on June 15, 2009.

CULLMAN BANCORP, INC.

By: ______________________________
John Riley
President and Chief Executive Officer

F:\clients\1379\Mutual Holding Company\Form SE.doc

EXHIBIT 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Cullman Bancorp, Inc.
Cullman, Alabama

As Of:
May 29, 2009

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

June 8, 2009

Board of Directors
Cullman Savings Bank
316 Second Avenue, SW
Cullman, Alabama 35055

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the to-be-issued stock of Cullman Bancorp, Inc. (the "Corporation"), which is the mid-tier holding company of Cullman Savings Bank, Cullman, Alabama, ("Cullman Savings" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering, with Cullman Bancorp, MHC, a federally chartered mutual holding company, to own approximately 55 percent of the shares of the Corporation, with 43 percent of the shares of the Corporation to be offered to the public and 2 percent of the shares to be issued to the Cullman Savings Bank Foundation. This appraisal was prepared and provided to the Corporation in accordance with the appraisal requirements of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data and material provided to us by the Corporation, Cullman Savings and the independent auditors, Crowe Horwath, LLP, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Corporation and the Bank, with the law firm of Luse Gorman Pomerenk & Schick LLP, the Bank's conversion counsel, and with Crowe Horwath. Further, we viewed the Corporation's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Corporation's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of May 29, 2009, the pro forma market value or appraised value of Cullman Bancorp, Inc. was $19,000,000 at the midpoint of the valuation range, with a minority public offering of $8,170,000 or 817,000 shares at $10 per share.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Cullman Bancorp, Inc.
Cullman, Alabama

As Of:
May 29, 2009

TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this amended Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Cullman Bancorp, Inc. (the "Corporation"), formed as a mid-tier holding company to own all of the common stock of Cullman Savings Bank ("Cullman" or the "Bank"), Cullman, Alabama. Under the Plan of Conversion, the Corporation will be majority owned by Cullman Savings Bank, MHC, a federally chartered mutual holding company, which will own 55.0 percent of the Corporation. The Corporation will sell to the public 43.0 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering and 2.0 percent of the shares will be issued to the Cullman Savings Bank Foundation.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Luse Gorman Pomerenk & Schick, LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five years ended December 31, 2008, and the unaudited financial statements for the three months ended March 31, 2008 and 2009, and discussed them with Cullman's management and with Cullman's independent auditors, Crowe Horwath, LLP, Brentwood, Tennessee. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Bank's preliminary Forms MHC-1 and MHC-2 and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Cullman's main office and two branch offices and have traveled the surrounding area in Cullman County. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Alabama and the United States. We have also examined the competitive market within which Cullman operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Cullman to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based

Introduction (cont.)

on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF CULLMAN SAVINGS BANK

GENERAL

Cullman Savings Bank was organized in 1887 as a state-chartered mutual savings and loan association with the name Cullman Building and Loan. In 1941 the Bank changed its name to Cullman Savings and Loan. In 1994, Cullman converted to a federal mutual savings bank and changed its name to Cullman Savings Bank. In 2003, Cullman formed a foundation to be used as another tool to support the Bank's community. The Bank will file for approval to form a mid-tier stock holding company with the name Cullman Bancorp, Inc., which will own all of the stock of the Bank. The Bank's planned mutual holding company, Cullman Savings Bank, MHC, will own 55.0 percent of Cullman Bancorp, Inc.

Cullman conducts its business from its main office in Cullman and its two branch offices, one in Cullman and one in Hanceville, Alabama. The Bank's primary market area is focused on Cullman County. The Bank has no additional loan production offices. The Bank also has no active subsidiaries.

Cullman's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Cullman is a member of the Federal Home Loan Bank (the "FHLB") of Atlanta and is regulated by the OTS and by the FDIC. As of March 31, 2009, Cullman had assets of $212,822,000, deposits of $134,860,000 and equity of $25,963,000.

Cullman has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Cullman has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 19.9 percent of its loan originations during the year ended December 31, 2008. Nonresidential loan originations represented a larger 40.9 percent of loan originations in the year ended December 31, 2008.

General (cont.)

At March 31, 2009, 52.7 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a larger 64.1 percent at December 31, 2004, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, home equity loans, consumer loans, and commercial loans. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $29.5 million, or a moderate 13.7 percent of its assets, excluding FHLB stock of $3,325,000 or 1.55 percent of assets at March 31, 2009. The Bank had $6.9 million of its investments in mortgage-backed and related securities representing 3.2 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $8,170,000 or 817,000 shares at $10 per share, representing 43 percent of the midpoint fully converted appraised value of $19.0 million. The net conversion proceeds will be $7.4 million, net of conversion expenses of approximately $820,000. The actual cash proceeds to the Bank of $3.7 million will represent 50.0 percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued in the minority offering or 152,000 shares at $10 per share, representing $1,520,000 or 8.0 percent of the total value. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits. The Corporation will also issue 2.0 percent of its share to Cullman's Foundation.

General (cont.)

The Bank has experienced a strong deposit increase over the past two fiscal years with deposits increasing 25.1 percent from December 31, 2006, to December 31, 2008, or an average of 12.6 percent per year. From December 31, 2008, to March 31, 2009, deposits then increased by $646,000 or 0.5 percent compared to an increase of $5.4 million or 4.2 percent in fiscal year 2008.

The Bank has focused on strengthening its loan activity during the past three years, monitoring its net interest margin and earnings, on controlling its nonperforming assets and maintaining a reasonable equity to assets ratio. Equity to assets decreased from 13.29 percent of assets at December 31, 2006, to 12.17 percent at December 31, 2008, and then decreased to 12.12 percent at March 31, 2009. It should be noted that total equity increased in dollars from $25.4 million at December 31, 2006, to $26.0 million at March 31, 2009, but represented a lower ratio to assets due to the Bank's strong growth in assets.

The primary lending strategy of Cullman has been to focus on the origination of residential real estate loans and commercial real estate loans, with a recent increase in commercial loan activity.

The Bank's share of one- to four-family residential mortgage loans decreased modestly from 64.1 percent of gross loans at December 31, 2004, to 52.7 percent as of March 31, 2009. Commercial real estate loans increased from 20.9 percent of loans to 34.0 percent from December 31, 2004, to March 31, 2009. All types of real estate loans as a group experienced a minimal decrease, declining from 93.3 percent of gross loans at December 31, 2004, to 92.5 percent at March 31, 2009. The high share of real estate loans was due to the Bank's smaller share of commercial and consumer loans, which exclude home equity loans. The Bank's share of consumer loans experienced a modest decrease in their share of loans from 6.69 percent at December 31, 2004, to 2.95 percent at March 31, 2009, and the dollar balance of consumer loans decreased from $7.4 million to $5.0 million. The Bank's share of commercial loans increased from zero at December 31, 2004, to 4.57 percent at March 31, 2009.

General (cont.)

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances, but recognizing the Bank's lower balance of higher risk loans and lower charge-offs. At December 31, 2004, Cullman had $283,000 in its loan loss allowance or 0.26 percent of gross loans, and 106.0 percent of nonperforming assets with the allowance increasing to $599,000 and representing a higher 0.36 percent of gross loans and a lower 44.1 percent of nonperforming assets at March 31, 2009.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Cullman at March 31, 2009, and at year end December 31, 2004 through 2008, is shown in Exhibits 1 and 2, and the earnings performance of Cullman for the three months ended March 31, 2008 and 2009, and for the years ended December 31, 2004 through 2008, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data for Cullman at March 31, 2008 and 2009, and at December 31, 2006, 2007 and 2008. It has been Cullman's objective to increase its loans, deposits, and equity from December 31, 2006, through March 31, 2009. The most recent impact of these trends, recognizing the declining trend in interest rates, was a modest decrease in assets, a modest increase in FHLB advances, modest decreases in investments and deposits, with a modest increase in loans from December 31, 2008, to March 31, 2009. Cullman also experienced a minimal increase in the dollar amount of equity during that period. The Bank's decrease in assets was $3.2 million or 1.5 percent from December 31, 2008, to March 31, 2009.

During the past two fiscal years, the Bank experienced its larger dollar increase in assets of $13.3 million in fiscal year 2008, which represented a moderate 6.5 percent increase in assets due to a $1.9 million increase in loans, accented by a $3.2 million increase in investments and a $4.8 million increase in cash and cash equivalents. Such increase in assets was preceded by a $13.3 million or 7.0 percent increase in assets in fiscal 2007. In the three months ended March 31, 2009, assets decreased $3.2 million or 1.5 percent.

Cullman's loan portfolio, which includes mortgage loans and nonmortgage loans, increased from $147.6 million at December 31, 2006, to $166.4 million at December 31, 2008, and represented a total increase of $18.8 million or 12.7 percent. For the three months ended March 31, 2009, loans increased by $1.6 million or 0.9 percent to $168.0 million.

Cullman has obtained funds through deposits and through the use of FHLB advances. The Bank's competitive rates for deposits and three offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased a

Performance Overview (cont.)

strong $26.9 or 25.1 percent from December 31, 2006, to December 31, 2008. For the three months ended March 31, 2009, deposits increased by $646,000 or 0.5 percent. The Bank's largest deposit growth period was in the fiscal year ended December 31, 2007, when deposits increased $21.6 million or a strong 20.1 percent.

The Bank experienced an increase in the dollar amount of its equity in fiscal years 2006, 2007 and 2008, and also experienced a modest increase in equity from December 31, 2008, through March 31, 2009. The dollar amount of equity increased 4.3 percent from December 31, 2006, to December 31, 2008, and then decreased 1.8 percent from December 31, 2008, through March 31, 2009. At December 31, 2006, the Bank had equity of $25.4 million, representing a 13.29 percent equity to assets ratio and then increased to $26.4 million at December 31, 2008, representing a lower 12.7 percent equity to assets ratio due to the Bank's increase in assets. At March 31, 2009, equity was a lower $26.0 million and a lower 12.12 percent of assets due to the Bank's continued growth in assets and a one time loss on investments.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Cullman, providing selected income and expense data in dollars for the fiscal years of 2006, 2007 and 2008, and for the three months ended March 31, 2008 and 2009.

Cullman experienced a moderate increase in its dollar amount of interest income from fiscal 2006 to fiscal 2008. Interest income was $10.54 million in 2006 and a larger $13.09 million in 2008, representing an increase of $2,550,000 or 24.2 percent.

The Bank's interest expense also experienced a modest increase from fiscal year 2006 to 2008. Interest expense increased from $6.05 million in 2006 to $6.77 million in 2008,

Income and Expense (cont.)

representing an increase of $720,000 or 11.9 percent, resulting in an increase in net interest income. Net interest income increased $1,830,000 or 40.7 percent from 2006 to 2008. In the three months ended March 31, 2009, compared to the three months ended March 31, 2008, there was a modest decrease in interest income of $120,000, notwithstanding the decrease in interest expense of $338,000, resulting in a dollar increase in net interest income of $218,000 or 15.3 percent for the three months ended March 31, 2009, and a moderate increase in net interest margin.

The Bank has made provisions for loan losses in two of the past three fiscal years of 2006, 2007 and 2008. The Bank also made provisions in the three months ended March 31, 2009. The provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and industry norms. The Bank had provisions of $221,000 and $145,000 in fiscal years 2006 and 2008, respectively, and $125,000 in the three months ended March 31, 2009. The Bank had net charge-offs of $24,000 in 2006, $27,000 in 2007, $103,000 in 2008 with no charge-offs in the three months ended March 31, 2009. The impact of these provisions and net charge-offs has been to provide Cullman with a general valuation allowance of $599,000 at March 31, 2009, or 0.36 percent of gross loans and 44.1 percent of nonperforming assets.

Total other income or noninterest income indicated an increase from fiscal year 2006 to fiscal year 2008. In the year ended December 31, 2006, noninterest income was $141,000 or 0.07 percent of assets. In the year ended December 31, 2008, noninterest income was a larger $726,000, representing a higher 0.33 percent of assets with the increase due primarily to higher service fee income. For the three months ended March 31, 2009, noninterest income was $160,000 or 0.30 percent of assets, annualized. Noninterest income consists primarily of service charges, loan servicing fees, other income, and BOLI income.

The Bank's general and administrative expenses or noninterest expenses increased from $3.8 million for the fiscal year of 2006 to $5.9 million for the fiscal year ended December 31, 2008, representing an increase of 53.0 percent. The higher increase is due to a $1.2 million

Income and Expense (cont.)

impairment loss on investments in 2008. On a percent of average assets basis, operating expenses increased from 2.00 percent of average assets for the fiscal year ended December 31, 2006, to 2.70 percent for the fiscal year ended December 31, 2008, and then increased to 3.55 percent for the three months ended March 31, 2009, annualized, due to one time expenses.

The net earnings position of Cullman has indicated moderate volatility. The annual net income figures for the fiscal years ended December 31, 2006, 2007 and 2008, were $404,000, $550,000 and $296,000, respectively, representing returns on average assets of 0.21 percent, 0.28 percent and 0.14 percent for fiscal years 2006, 2007 and 2008, respectively. For the three months ended March 31, 2009, Cullman had a net loss of $342,000, representing a negative return on average assets of 0.65 percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended March 31, 2009. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were two adjustments to earnings, reducing the Bank's higher provision for loan losses by $200,000 and reducing the Bank's loss on sale of investments by $1,883,000 and applying a tax rate of 34.00 percent, resulting in a change in Cullman's net income to a higher $1,661,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank's return on assets decreased slightly from 0.21 percent in 2006, to 0.14 percent in fiscal year 2008 and then increased to 0.61 percent in the three months ended March 31, 2009, annualized.

The Bank's lower return on average equity decreased from 2006 to 2008. The return on average equity decreased from 1.62 percent in 2006 to 1.11 percent in fiscal year 2008 and than decreased to a negative 5.17 percent for the three months ended March 31, 2009, annualized.

Income and Expense (cont.)

The Bank's net interest rate spread increased from 2.27 percent in 2006 to 2.94 percent in 2008 and then increased to 3.22 percent for the three months ended March 31, 2009, annualized. The Bank's net interest margin indicated a similar trend, increasing from 2.53 percent in 2006 to 3.14 percent in 2008, and then increased to 3.38 percent for the three months ended March 31, 2009. Cullman's net interest rate spread increased 67 basis points from 2006 to 2008 and then increased 28 basis points in the first three months of fiscal 2009. The Bank's net interest margin followed a similar trend, increasing 61 basis points from 2006 to 2008 and then increased 26 basis points in the first three months of fiscal 2009.

Cullman's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 107.00 percent at December 31, 2006, to 105.00 percent at March 31, 2009. The Bank's decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's decrease in its equity ratio.

As discussed previously, the Bank's ratio of noninterest expenses to average assets increased from 2.00 percent in fiscal year 2006 to 2.70 percent in fiscal year 2008 and then increased to 3.55 percent for the three months ended March 31, 2009, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income, referred to as the "efficiency ratio." The industry norm is 60.1 percent with a lower ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which decreased from 77.23 percent in 2006 to 65.07 percent in 2008 and then increased to 104.16 percent for the three months ended March 31, 2009, annualized, due to one time expenses.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans and the ratio of nonperforming assets to assets are two fundamental indicators of asset quality. Cullman experienced an increase in its ratios of nonperforming loans and assets to both loans and total assets from 2006 to 2008, and then a

Income and Expense (cont.)

estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. The Bank's ratio of nonperforming assets to total assets was 0.71 percent at March 31, 2009, increasing from 0.17 percent at December 31, 2006, and the Bank's ratio of nonperforming loans to loans increased from 0.06 percent at December 31, 2006, to 0.33 percent at March 31, 2009.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.31 percent of loans at December 31, 2006, and a higher 0.36 percent at March 31, 2009. Cullman's allowance for loan losses to nonperforming loans was 481.05 percent at December 31, 2006, and 106.58 percent at March 31, 2009.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2007 and 2008 and the three months ended March 31, 2009. In fiscal year 2007, net interest income increased $1,000, due to an increase in interest income of $1,136,000, reduced by a $1,135,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $519,000, accented by an increase due to rate of $617,000. The increase in interest expense was due to a $133,000 increase due to volume, accented by a $1,002,000 increase due to rate.

In fiscal year 2008, net interest income increased $1,829,000, due to an increase in interest income of $1,414,000, accented by a reduction in interest expense of $415,000. The increase in interest income was due to an increase due to volume of $1,047,000, accented by an increase due to rate of $367,000. The decrease in interest expense was due to a $1,588,000 decrease due to rate, reduced by a $1,173,000 increase due to volume.

For the three months ended March 31, 2009, net interest income increased $217,000, due to a decrease in interest income of $121,000, increased by a $338,000 increase in interest expense. The decrease in interest income was due to a decrease due to rate of $138,000, reduced by an

Income and Expense (cont.)

increase due to volume of $17,000. The decrease in interest expense was due to a $377,000 decrease due to rate, reduced by a $39,000 increase due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the fiscal years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Cullman's weighted average yield on its loan portfolio increased 32 basis points from fiscal year 2006 to 2007, from 6.24 percent to 6.56 percent, then increased 34 basis points from fiscal 2007 to 2008, from 6.56 percent to 6.90 percent and then decreased 7 basis points to 6.83 percent for the three months ended March 31, 2009. The yield on investment securities decreased 95 basis points from fiscal year 2006 to 2007, from 5.79 percent to 4.84 percent, then increased 18 basis points from fiscal year 2007 to 2008, from 4.84 percent to 5.02 percent, and then increased 10 basis points to 5.02 percent for the three months ended March 31, 2009. The yield on other interest-earning assets increased 355 basis points from fiscal year 2006 to 2007, from 1.70 percent to 5.25 percent, then decreased 262 basis points from fiscal year 2007 to 2008, from 5.25 percent to 2.63 percent, and then decreased 252 basis points to 0.11 percent for the three months ended March 31, 2009. The combined weighted average yield on all interest-earning assets increased 37 basis points to 6.29 percent from fiscal year 2006 to 2007, then increased 21 basis points from fiscal year 2007 to 2008, to 6.50 percent and then decreased 12 basis points to 6.38 percent for the three months ended March 31, 2009.

Cullman's weighted average cost of interest-bearing liabilities increased 53 basis points to 4.18 percent from fiscal year 2006 to 2007, which was greater than the Bank's 37 basis point increase in yield, resulting in a decrease in the Bank's net interest rate spread of 16 basis points from 2.27 percent to 2.11 percent from 2006 to 2007. The Bank's net interest margin decreased from 2.53 percent in fiscal year 2006 to 2.42 percent in fiscal year 2007, representing a decrease of 11 basis points. In the fiscal year of 2008, the Bank's net interest rate spread increased 83 basis points to 2.94 percent, and the Bank's net interest margin increased 72 basis points to 3.14 percent. In the three months ended March 31, 2009, the Bank's net interest rate spread increased

28 basis points to 3.22 percent, and the Bank's net interest margin increased 24 basis points to 3.38 percent.

INTEREST RATE SENSITIVITY

Cullman monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Cullman has adjustable-rate loans to reduce its interest rate risk exposure. Cullman recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance.

The Bank measures its interest rate risk through the use of its net portfolio ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis by an outside firm, showing the Bank's NPV to asset ratio and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank's NPV lNPVls and ratios as of March 31, 2009, based on the outside firm's calculations and the changes in the Bank's NPV lNPVls under rising and declining interest rates. The focus of this exposure table is a 200 basis point change in interest rates and a 100 basis point change in interest rates down.

The Bank's percentage change in its NPV at March 31, 2009, based on a rise in interest rates of 100 basis points was a 14.0 percent increase, representing a dollar decrease in equity value of $4,300,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to decrease 2.0 percent or $600,000 at March 31, 2009. The Bank's exposure indicates a zero percent change based on a 200 basis point increase in interest rates.

The Bank's post shock NPV to asset ratio based on a 200 basis point rise in interest rates is 13.88 percent and indicates a 50 basis point increase from its 13.38 percent based on no change in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. The Bank plans to maintain its balance and share of adjustable-rate commercial real estate loans as well as one-year and three-year ARM loans. The Bank will focus on increasing its post shock NPV ratio, recognizing the planned minority stock offering will immediately strengthen the Bank's post shock NPV ratio.

LENDING ACTIVITIES

Cullman has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, multi-family loans, consumer and home equity loans and commercial loans. Exhibit 12 provides a summary of Cullman's loan portfolio, by loan type, at December 31, 2004, 2005, 2006, 2007 and 2008, and at March 31, 2009.

The primary and predominant loan type for Cullman has been residential loans secured by one- to four-family dwellings, representing a moderate 52.6 percent of the Bank's gross loans as of March 31, 2009. The share of this loan type has decreased from 64.1 percent at December 31, 2004, and decreased from 52.7 percent at December 31, 2008. The second largest real estate loan type as of March 31, 2009, was commercial real estate loans, which constituted a stronger 34.0 percent of gross loans compared to 20.9 percent as of December 31, 2004, and 35.9 percent as of December 31, 2008. The third largest real estate loan category as of March 31, 2009, was multi-family loans, which represented a modest 3.4 percent of gross loans compared to a larger 4.1 percent as of December 31, 2004. These three real estate loan categories represented a strong 90.0 percent of gross loans at March 31, 2009, compared to a lesser 89.1 percent of gross loans at December 31, 2004, and a larger 90.8 percent at December 31, 2008.

Nonmortgage consumer loans, which include home equity loans and lines of credit, represented a modest 3.0 percent of gross loans at March 31, 2009, compared to 6.7 percent at December 31, 2004, and a slightly larger 3.3 percent at December 31, 2008. The Bank's consumer loans include automobile loans, farm equipment loans, recreational vehicle loans, savings account loans and secured and unsecured personal loans.

Commercial loans represented a modest 4.6 percent of gross loans at March 31, 2009, compared to zero at December 31, 2004, and 4.0 percent at December 31, 2008. The Bank's overall mix of loans has changed moderately from December 31, 2004, to March 31, 2009, with the share of one- to four-family loans decreasing, offset by an increase in commercial real estate loans.

Lending Activities (cont.)

The focus of Cullman's residential mortgage loan activity is on properties located in Cullman's primary market area focused on Cullman County. The Bank offers fixed-rate residential mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate residential mortgage loans have a maximum term of 30 years with most originations today having terms of 15, 20 or 30 years. The Bank's fixed-rate residential mortgage loans conform to FHLMC underwriting standards. The Bank's ARM residential loans have initial terms of five years or ten years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Cullman, even though the Bank is permitted to make loans up to a 90.0 percent loan-to-value ratio for first mortgage loans on owner-occupied one- to four-family dwellings, including construction loans of the same type. While the Bank does make loans up to 90.0 percent of loan-to-value, the Bank may require private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio.

Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on most loans.

Cullman has also been an originator of fixed-rate and adjustable-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. As previously indicated, the Bank had a combined total of $62.8 million in commercial real estate and multi-family loans at March 31, 2009, representing 37.4 percent of gross loans, compared to a lesser $27.6 million or 25.0 percent of gross loans at December 31, 2004. The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments, churches, farms and small office buildings, and other owner-occupied properties used for business. The multi-family and commercial real estate loans are fully amortizing with a term of up to 20 years. The maximum loan-to-value ratio does not exceed 75.0 percent.

Lending Activities (cont.)

The Bank also originates home equity loans and home equity lines of credit. Home equity loans normally have a term of 5 years. Home equity lines of credit have an adjustable interest rate equal to one percentage point above the prime rate published by *The Wall Street Journal* and a loan-to-value ratio of no more than 90.0 percent of value. Home equity lines of credit have a term of up to five years.

Cullman is an originator of other consumer loans, with all consumer loans totaling $5.0 million at March 31, 2009, representing 3.0 percent of gross loans. The focus of the Bank's other consumer loans is automobile loans, farm equipment loans, recreational vehicles loans, savings account loans and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Cullman's loans by fixed or adjustable-rate, indicating a predominance of fixed-rate loans. It should be noted, however, that a significant share of the loans classified as having fixed rates are residential mortgage loans with longer contractual maturities. At March 31, 2009, the Bank had a modest 9.3 percent of its loans due on or before March 31, 2010, or in one year or less, with a moderate 27.0 percent due by March 31, 2014, in one to five years. Cullman had a strong 66.0 percent of loans in fixed-rate loans and 34.0 percent in adjustable-rate loans at March 31, 2009.

As indicated in Exhibit 14, Cullman experienced a moderate increase in its commercial real estate loan originations and total loan originations from fiscal year 2007 to 2008 with no activity in loans purchased or loans sold. Total loan originations in fiscal year 2007 were $42.8 million compared to a larger $62.3 million in fiscal year 2008, reflective of increases in residential, construction, commercial business and commercial real estate loans originated. Residential loans originated increased from $10.7 million to $12.4 million, while construction loans increased $1.3 million and commercial business loans increased $2.5 million. The increase in commercial real estate loan originations from 2007 to 2008 of $13.4 million represented 69.1 percent of the $19.4 million aggregate increase in total loan originations from 2007 to 2008, with

Lending Activities (cont.)

consumer loan originations decreasing $661,000 or 12.0 percent from 2007 to 2008. Home equity loan originations increased $1.2 million from 2007 to 2008.

Overall, loan originations exceeded principal payments, loan repayments and other reductions in fiscal 2007 and 2008. In fiscal 2007, loan originations exceeded reductions by $15.7 million, and exceeded reductions by $1.8 million in fiscal 2008.

During the three months ended March 31, 2009, loan originations totaled $12.4 million compared to $16.1 million in the three months ended March 31, 2008. Loan originations exceeded principal repayments by $1.6 million for the three months ended March 31, 2009, compared to $2.0 million for the three months ended March 31, 2008.

NONPERFORMING ASSETS

Cullman understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets in 2008 and 2009 and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including commercial real estate loans, construction loans and nonowner-occupied single-family loans. Cullman experienced a moderate increase in nonperforming assets from December 31, 2004, to March 31, 2009.

Nonperforming Assets (cont.)

It is normal procedure for Cullman's board to review all delinquent loans on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent, the Bank sends a notice to the borrower. If the borrower remains delinquent for 60 days, a phone call by the collections officer is made to discuss future payments. The Bank initiates both written and oral communication with the borrower if the loan remains delinquent.

If the loan remains delinquent, the loan is brought to the board for possible foreclosure. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate during the delinquency. Once the board declares a loan due, a certified letter is sent to the borrower explaining that the entire balance is due. The borrower is permitted ten additional days to submit payment. If the borrower does not respond, Cullman will initiate foreclosure proceedings.

Exhibit 15 provides a summary of Cullman's delinquent loans at December 31, 2006, 2007 and 2008, and at March 31, 2009. Delinquent loans include loans 30 to 59 days past due, loans 60 to 89 days past due and loans 90 days or more past due. The Bank had $2,974,000 in delinquent loans at March 31, 2009, compared to a lesser $2,105,000 at December 31, 2006. The delinquent loans included 97.4 percent in loans 30 to 59 days past due at March 31, 2009, compared to a lesser 40.7 percent at December 31, 2006. The delinquent loans consisted of $795,000 in residential real estate loans, $623,000 in commercial real estate loans, and $25,000 in consumer loans at March 31, 2009.

Exhibit 16 provides a summary of Cullman's nonperforming assets at December 31, 2005, to 2008 and at March 31, 2009. Nonperforming assets are defined as loans 90 days or more past due, nonaccruing loans, troubled debt restructurings and real estate owned. The Bank carried lower balances of nonperforming assets at December 31, 2005 through 2008, than at March 31,

2009. Cullman's nonperforming assets were $2,259,000 at December 31, 2008, and a higher $2,622,000 at March 31, 2009, which represented 1.04 percent of assets at December 31, 2008, and 1.22 percent at March 31, 2009. The Bank's nonperforming assets included $562,000 in nonaccrual loans, $797,000 in real estate owned and $1,263,000 in troubled debt restructurings at March 31, 2009, and $124,000 in nonaccrual loans, $4,000 in loans 90 days or more past due, $860,000 in real estate owned and $1,271,000 in troubled debt restructurings at December 31, 2008.

Cullman's classified assets were greater than its nonperforming assets at December 31, 2006, 2007 and 2008, and March 31, 2009, and less than its classified assets at December 31, 2004, 2005, 2006 and 2007. The classified assets include loans classified as substandard, doubtful and loss and do not include loans classified as special mention. The Bank's classified assets were 0.15 percent of assets at December 31, 2004, 2.25 percent at December 31, 2008, and 2.77 percent at March 31, 2009, as indicated in Exhibit 17. The Bank's classified assets consisted entirely of substandard assets, with no assets classified as doubtful or loss at December 31, 2004, 2006, 2007 and 2008, and at March 31, 2009.

Exhibit 18 shows Cullman's allowance for loan losses at December 31, 2004 through 2008, and at March 31, 2009, indicating the activity and the resulting balances. Cullman indicated a moderate increase in its balance of allowance for loan losses from $283,000 at December 31, 2004, to $599,000 at March 31, 2009. The Bank had provisions for loan losses of $221,000 in fiscal 2006, $145,000 in fiscal 2008, and $125,000 in the three months ended March 31, 2009, and credits of $103,000 in fiscal 2004 and $40,000 in 2005.

The Bank had net charge-offs of $26,000 in fiscal 2004, $24,000 in fiscal 2006, $27,000 in fiscal 2007 and $103,000 in fiscal 2008 with net recoveries of $17,000 in 2005 and $2,000 during the three months ended March 31, 2009. The Bank's ratio of allowance for loan losses to gross loans was 0.26 percent at December 31, 2004, and a larger 0.36 percent at

Nonperforming Assets (cont.)

March 31, 2009. Allowance for loan losses to nonperforming loans was 165.50 percent at December 31, 2004, and a lesser 106.58 percent at March 31, 2009.

INVESTMENTS

The Bank's investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, mutual funds, equity securities and mortgage-backed securities. Exhibit 19 provides a summary of Cullman's investment portfolio and mortgage-backed securities at December 31, 2006, 2007 and 2008, and at March 31, 2009. Investment securities, including mortgage-backed securities, totaled $24.7 million at March 31, 2009, compared to $23.7 million at December 31, 2006, and $28.0 million at December 31, 2008. The Bank had $6.9 million in mortgage-backed securities at March 31, 2009, and a larger balance of $7.2 million at December 31, 2008, and $10.8 million at December 31, 2006.

The primary component of the Bank's investments at March 31, 2009, was U.S. government and federal agency securities, representing 49.4 percent of total investments, excluding FHLB stock, compared to a similar 50.4 percent at December 31, 2008, and a lesser 21.2 percent at December 31, 2006. The Bank also had cash and interest-bearing deposits totaling $7.5 million at March 31, 2009, compared to a larger $8.9 million at December 31, 2006. The Bank had $3.3 million in FHLB stock at March 31, 2009. The weighted average yield on investment securities was 5.12 at March 31, 2009, and a higher 5.79 percent yield on investment securities for the year ended December 31, 2006.

DEPOSIT ACTIVITIES

The mix of deposits by type at December 31, 2006, 2007 and 2008, and at March 31, 2009, is provided in Exhibit 20. There has been a moderate change in the Bank's total deposits and a modest change in the deposit mix during that twenty-seven month period. Total deposits increased from $107.3 million at December 31, 2006, to $134.2 million at December 31, 2008, followed by an increase to $134.9 million at March 31, 2009, representing a net twenty-seven month increase of $27.6 million or 25.7 percent and an annualized increase of 11.4 percent. Certificates of deposits increased from $64.8 million at December 31, 2006, to $79.4 million at March 31, 2009, representing an increase of $14.6 million or 22.5 percent, while savings, MMDA, demand and checking accounts increased $13.0 million or 30.6 percent from $42.5 million at December 31, 2006, to $55.5 million at March 31, 2009.

The Bank's share of certificates of deposit to total deposits experienced a decrease from 60.4 percent of deposits at December 31, 2006, to a modestly lower 58.9 percent of deposits at March 31, 2009, offset by an increase in the share of savings, MMDA, demand and checking accounts, which increased from 39.6 percent at December 31, 2006, to 41.1 percent at March 31, 2009.

The deposit category experiencing the strongest growth in dollars from December 31, 2006, to March 31, 2009, was certificates of deposits, which increased $14.4 million during that time period; and the category experiencing the second largest increase from December 31, 2006, to March 31, 2009, was MMDA accounts, which increased $9.2 million.

Exhibit 20 provides a breakdown of certificates of deposit by maturity at March 31, 2009, and a breakdown of all certificates of deposit by rate at December 31, 2007 and 2008, and at March 31, 2009. The Bank had a moderate $73.3 million in certificates of deposit, representing 58.9 percent of total deposits. The Bank had $60.8 million in certificates of deposit maturing in one year or less, representing 76.5 percent of certificates of deposit or more with $11.5 million or 14.4 percent maturing in one to two years.

Deposit Activities (cont.)

The largest category of certificates of deposit based on rate at December 31, 2007, was the 5.0 percent to 5.99 percent rate category, with 52.7 percent of certificates of deposit, then changing to the 3.00 percent to 3.99 percent rate category at December 31, 2008, with a lesser 44.4 percent of certificates of deposit and remaining at this category at March 31, 2009, with a lesser 40.0 percent of certificates of deposit.

Exhibit 22 shows the Bank's deposit activity for the two years ended December 31, 2007 and 2008, and for the three months ended March 31, 2009. Including interest credited, Cullman experienced net increases in deposits in fiscal year 2007, fiscal year 2008 and for the three months ended March 31, 2009. In fiscal year 2007, there was a net increase in deposits of $21,569,000, and then a net increase of $5,360,000 in 2008. In the three months ended March 31, 2009, deposits increased a minimal $646,000.

BORROWINGS

As indicated in Exhibit 23, Cullman has made regular use of FHLB advances in the years ended December 31, 2006, 2007 and 2008, and during the three months ended March 31, 2009. The Bank had total FHLB advances of $51.5 million at March 31, 2009, with a weighted cost of 4.02 percent and other borrowings of $860,000 with a weighted cost of 3.00 percent with outstanding FHLB balances of $56.4 million at December 31, 2006, and $54.7 million at December 31, 2008, and other borrowings of $890,00 at December 31, 2006, and $893,000 at December 31, 2008.

SUBSIDIARIES

Cullman has no active subsidiary corporations.

OFFICE PROPERTIES

Cullman had three offices at March 31, 2009, each of which is owned by the Bank, with its home office located at 316 Second Avenue, Cullman, Alabama, and its two branches, one in Cullman and one in Hanceville (reference Exhibit 24). At March 31, 2009, the Bank's investment in these office premises and equipment totaled $8.6 million, net of depreciation, or 4.0 percent of total assets plus a $399,000 investment in the vacant lot.

MANAGEMENT

The president and chief executive officer of Cullman is John Riley, who is also a director. Mr. Riley became president and chief executive officer in May 2006, having previously served the Bank as a loan officer since 1993. Mr. Alan Wood is executive vice president and director of lending of the Bank and has worked with the Bank since 2006. He previously worked with SouthTrust Bank as vice president and as a commercial lender. Mr. Mike Duke is one of the Bank's three senior vice presidents and is the chief financial officer, a position he has held since 2007. Prior to joining Cullman, Mr. Duke was employed with AmSouth Bank for 20 years, serving as AmSouth's Alabama north region controller for eight years and as AmSouth's Cullman city president for four years. Ms. Robin Parson is senior vice president/treasurer and director of savings and has worked at the Bank since 1985. Ms. Robin O'Berry is senior vice president/secretary and a loan officer. She has been with the Bank since 1986.

II. DESCRIPTION OF PRIMARY MARKET AREA

Cullman's market area encompasses Cullman County in Alabama. The Bank's three offices are all in Cullman County with two in the city of Cullman and one in the city of Hanceville.

Exhibit 26 provides a summary of key demographic data and trends for Cullman County, Alabama and the United States. From 1990 to 2000, population increased in Cullman County, Alabama and the United States. The population increased by 14.6 percent in Cullman County, while increasing by 10.1 percent in Alabama and by 13.2 percent in the United States. From 2000 to 2008, population continued to increase, by 3.2 percent, 5.5 percent and 9.9 percent in Cullman County, Alabama and the United States, respectively. Projections indicate that population will continue to increase in all areas through 2013. The population in Cullman County is projected to increase by a lower 1.9 percent with a projected 4.0 percent and 6.3 percent growth in population in Alabama and the United States, respectively.

From 1990 to 2000, the number of households increased in Cullman County by 19.9 percent, in Alabama by 15.3 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2008 indicates an increase in Cullman County of a lesser 6.2 percent, in Alabama by 8.0 percent, and in the United States by 12.2 percent. From 2008 through the year 2013, households are projected to increase by 2.5 percent, 4.9 percent and 4.7 percent in Cullman County, Alabama and the United States, respectively.

With regard to income, in 1990, Cullman County, Alabama and the United States, had per capita income of $10,447, $11,486 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Cullman County's per capita income increased from 1990 to 2000 by 62.0 percent to a still lower $16,922. Per capita income increased by 58.4 percent to $18,189 in Alabama and by 49.7 percent to $21,587 in the United States. From 2000 to 2008, per capita income continued to increase by 15.7 percent, 18.3 percent, and 30.4 percent to $19,578, $21,522, and $28,151 in Cullman County, Alabama and the United States, respectively.

Description of Primary Market Area (cont.)

The 1990 median household income of $21,672 in Cullman County was lower than the median household income in Alabama of $23,597 and much lower than the median household income of $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Cullman County indicating a 48.8 percent increase to $32,256, Alabama indicating a 44.7 percent increase to $34,135, and the United States indicating a 39.7 percent increase to $41,994. From 2000 to 2008, median household income in Cullman County increased by 12.5 percent to $36,302. Alabama's median household income grew 19.7 percent to $40,844, and the United States' increase was 30.4 percent to $54,749 from 2000 to 2008. From 2008 to 2013, median household income is projected to increase by 14.8 percent in Cullman County to $41,677, by 11.2 percent in Alabama to $45,437, and by 17.0 percent in the United States to $64,042.

Exhibit 27 provides a summary of key housing data for Cullman County, Alabama and the United States. In 1990, Cullman County had a higher 77.8 percent owner-occupancy rate. Alabama and the United States had owner-occupancy rates of 70.5 percent and 64.2 percent, respectively. As a result, Cullman County supported a lower rate of renter-occupied housing of 22.2 percent, compared to 29.5 percent in Alabama and 35.8 percent in the United States. In 2000, owner-occupied housing increased slightly to 78.0 percent in Cullman County, to 72.5 percent in Alabama and 66.2 percent in the United States. Conversely, the renter-occupied rates decreased in Cullman County to 22.0 percent and decreased in Alabama and the United States to 27.5 percent and 33.8 percent, respectively.

Cullman County's 1990 median housing value was a much lower $47,200 with Alabama and the United States at $53,200 and $78,500, respectively. The 1990 median rent in Cullman County was a lower $276 compared to Alabama at $325 and the United States at $374. By 2000, median housing values had increased in Cullman County, Alabama and the United States to values of $85,000, $85,100 and $119,600, respectively. The 2000 median rents were $398 in Cullman County, and $447 and $602 in Alabama and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, the major source of employment in Cullman County was the manufacturing sector, providing 26.5 percent of employment in the county, while the services sector was the largest employment area in both Alabama and the United States at 34.7 percent and 34.0 percent, respectively (reference Exhibit 28). The services sector was the second major employment source in Cullman County at 24.5 percent, while the manufacturing sector was the second largest employer in Alabama and the wholesale/retail trade sector was the second largest employer in the United States. The wholesale/retail sector was the third largest major employer in Cullman County at 23.2 percent, and also the third largest employer in Alabama at 20.3 percent. In the United States, the manufacturing sector at 19.2 percent was the third largest employment area. The construction, finance, insurance and real estate, transportation/utilities, and agriculture/mining sectors combined to provide 25.8 percent of employment in Cullman County, 22.1 percent of employment in Alabama and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail industry provided the first, second and third highest sources of employment, respectively, for Cullman County and Alabama, with the services, wholesale/retail and manufacturing industries providing the first, second and third highest sources of employment in the United States. The services industry accounted for 34.3 percent, 43.0 percent and 46.7 percent in Cullman County, Alabama and the United States, respectively. Manufacturing provided for 23.0 percent, 18.4 percent and 14.1 percent in Cullman County, Alabama and the United States, respectively. The wholesale/retail trade sector provided 18.6 percent, 15.8 percent and 15.3 percent of employment in Cullman County, Alabama and the United States, respectively. The remaining employment sectors of agriculture/mining, construction, transportation/utilities, information, and finance, insurance and real estate provided the remaining 27.4 percent, 22.8 percent, and 23.9 percent of employment in Cullman County, Alabama and the United States, respectively.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Number of Employees	Type of Business
Wal-Mart Distribution	1,404	Distribution/Retail
Cullman County Schools	1,038	Education
Cullman Regional Medical Center	985	Health Services
State of Alabama	683	Government
Wal-Mart Super Center	550	Retail
Wallace State College	530	Education
McGriff Industries	489	Manufacturing - Tire Retreading
REHAU, Inc.	465	Polymer Processing
Golden Rod Broilers	450	Poultry Processing
Cullman County Government	400	Government
City of Cullman	350	Government
Cullman City Schools	345	Education
Rusken Packaging	315	Manufacturing Corrugated Boxes
Webb Wheel Products, Inc.	268	Manufacturing Truck Wheels
American Protein	265	Manufacturing Poultry Meal
Axsys Technologies	236	Manufacturing Missile and Space Industry Components
American Trim, Inc.	234	Manufacturing Fabricated Metal Products
Topre American Corporation	225	Manufacturing Auto Parts
Woodland Medical Center	225	Health Care
Good Hope Contracting	200	Petroleum Refining and Allied Products

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Cullman County, Alabama and the United States in 2005 through February of 2009. Cullman County has been generally characterized by lower unemployment rates compared to both Alabama and the United States, with both the county and state having lower rates than the United States. In 2005, Cullman County had an unemployment rate of 3.5 percent, compared to rates of 3.8 percent in Alabama and 5.1 percent in the United States. In 2006, unemployment rates decreased to 3.0 percent, 3.5 percent, and 4.6 percent in Cullman County, Alabama, and the United States, respectively. In 2007, the unemployment rates in Cullman County, Alabama and the United States were exactly the same at 3.0 percent, 3.5 percent and 4.6 percent, respectively. In 2008, however, unemployment rates rose to 4.3 percent in Cullman

Description of Primary Market Area (cont.)

County, 5.0 percent in Alabama and 5.8 percent in the United States. Through February of 2009, unemployment rates continued to rise to 8.3 percent, 8.9 percent and 8.9 percent in Cullman County, Alabama and the United States, respectively.

Exhibit 30 provides deposit data for banks and thrifts in Cullman County. At June 30, 2008, Cullman Savings' deposits represented a strong 68.4 percent of the thrift deposits in Cullman County but a much smaller 9.7 percent of the total deposits in Cullman County. It is evident from the size of the thrift and bank deposits that the market area has a moderate deposit base at $1.48 billion.

Exhibit 31 provides interest rate data for each quarter for the years 2005 through March 31, 2009. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a rising trend in 2005 and 2006 and then a softening trend in 2007. Then rates indicated noticeable decrease in 2008 with the Treasury bill rate rising in early 2009.

SUMMARY

Cullman County experienced increases in population and households from 1990 through 2000. Cullman County and Alabama indicated lower per capita income and median household income than the United States. In 1990, the median housing values in Cullman County were similar to Alabama's but much lower than the national average. In 2000, all areas had increases in median housing values, with Cullman County and Alabama still have lower housing and rent levels than the national median.

Cullman County has had similar unemployment rates compared to Alabama with both the county and state having lower rates than that of the United States. Finally, the county is a

Description of Primary Market Area (cont.)

competitive financial institution market dominated by banks with a total market area deposit base for banks and thrifts of $1.48 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of Cullman is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes various methodologies and parameters used in the selection of the group. The selection of the comparable group was based on the establishment of both general and specific parameters using financial condition, operating and asset quality characteristics of the Bank to indicate the overall appropriateness of each of the comparable group institutions and the full comparable group in aggregate. The parameters established and defined are considered to be both reasonable and reflective of the Bank's basic operations.

The various characteristics of the selected comparable group provide the primary basis for applying the necessary adjustments to the Bank's pro forma value relative to the comparable group. There is also a general recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the New England region.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the universe of 262 publicly-traded, FDIC-insured, fully converted thrifts in the United States ("all thrifts"), including the 76 mutual holding companies, also subclassifying those thrifts by region, including the 24 publicly-traded Southeast thrifts ("Southeast thrifts"), and by trading exchange. At May 29, 2009, there were four publicly-traded thrift institutions in Alabama. Exhibits 34 and 35 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the 76 publicly-traded, FDIC-insured mutual holding companies in the United States.

SELECTION PARAMETERS

Mutual Holding Companies

The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to just under 50 percent, since public ownership must be in the minority, causing them to demonstrate certain characteristic differences not only from fully converted, publicly-traded companies, but also among themselves. Mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and, in most cases, a lower book value per share. Mutual holding company trading volume in the aftermarket is often lower than fully converted companies, with the fewer public shares affording less liquidity to the issue. Additionally, there is a measure of speculation attached to mutual holding company pricing, in that mutual holding companies have more potential for remutualization than fully converted companies; and many mutual holding companies subsequently elect to offer to the public the majority of shares owned by the MHC in what is known as a second stage conversion. In a second stage conversion, the original minority public shareholders receive additional shares, known as exchange shares, in the fully converted company in order to maintain the same collective percentage ownership they held in the MHC. Such additional shares might increase the value of the minority shares, although recent short term price appreciation following second stage conversions has been generally modest.

The Corporation will be conducting a first stage mutual holding company minority offering and will be majority owned by a federally chartered mutual holding company, Cullman Bancorp, MHC. Inasmuch as, following the completion of its minority offering, the Bank will demonstrate the same structural characteristics and will be subject to similar market influences as other publicly-traded mutual holding companies, it is our opinion that an appropriate comparable group be comprised wholly of mutual holding companies. In order, however, to moderate the differences in ownership, pricing and trading characteristics among the comparable group companies and to recognize their differences from the larger universe of publicly-traded companies, we will derive their pricing ratios on a fully converted basis by applying pro forma

Mutual Holding Companies (cont.)

second stage conversion parameters to their current financial structure. This process will discussed in greater detail in Section VI of this Appraisal.

Exhibit 36 presents prices and price trends for all FDIC-insured first step mutual holding company minority offerings completed since January 1, 2008.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for continued listing.

Of the 76 publicly-traded, FDIC-insured mutual holding companies, savings institutions, none is traded on the New York Stock Exchange, 1 is traded on the American Stock Exchange, 39 are traded on NASDAQ, 31 are traded on the OTC Bulletin Board and 5 are listed in the Pink Sheets. Comparable group institutions will be focused on the 40 companies traded on the American Stock Exchange and NASDAQ.

Asset Size

Asset size was another parameter used in the selection of the comparable group. The maximum total assets for any potential comparable group institution was $500 million, due to the general similarity of asset mix and operating strategies of institutions within this asset range. Cullman had assets of approximately $214.2 million at March 31, 2009.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction.

There are no other pending merger/acquisition transaction involving thrift institutions in the city, county or market area of Cullman, as indicated in Exhibit 37.

Second Stage Conversion/Secondary Offering

The comparable group will not include any mutual holding company that has announced or is in the process of a second stage conversion, or that has announced or has recently completed a secondary stock offering, due to the price impact of such a transaction.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of May 29, 2009, used in this Appraisal, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2008.

Geographic Location

The geographic location of an institution is a pertinent parameter due to the impact of various regional economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. The geographic location parameter has, therefore, eliminated regions of the United States distant to or incompatible with the Bank, including the Western, Northwestern, Southwestern and New England states. The geographic location parameter consists of the Southeast, Midwest and Mid-Atlantic states.

Core Return on Average Assets (Core ROAA)

The comparable group will not include any institutions with negative core earnings during their most recent four quarters, since negative core earnings result in a negative price to core earnings multiple. Such a negative multiple is infinite and not meaningful and, in our opinion, would unreasonably and unacceptably skew and distort the comparable group's average and median price to core earnings multiples, which are factors in the determination of value.

THE COMPARABLE GROUP

The comparable group was selected after the application of the foregoing parameters, as follows, with the outlined rows in Exhibit 38 indicating the institutions ultimately selected for the comparable group using the selection parameters established in this section.

1. Exhibit 38 in its entirety shows the 40 mutual holding companies remaining as comparable group candidates after applying the trading exchange parameter, thereby eliminating the 36 mutual holding companies listed on the OTC bulletin board or in the Pink Sheets.

The Comparable Group (cont.)

2. Of the 40 institutions within the trading exchange parameter, 27 institutions with total assets greater than $500 million were eliminated.

3. None of the 13 remaining institutions were eliminated due to involvement in a merger/acquisition transaction.

4. None of the remaining 13 institutions were eliminated due to an announced or ongoing second stage conversion.

5. None of the remaining 13 institutions were eliminated due to a geographic location out of the Southeast, Mid-Atlantic and Midwest regions.

6. None of the remaining 13 institutions were eliminated due to their IPO dates subsequent to March 31, 2008.

7. Three of the remaining 13 institutions were eliminated due to negative earnings for the twelve months ended March 31, 2009.

As outlined in Exhibit 38 and presented in Exhibit 39, the comparable group is comprised of the ten publicly-traded mutual holding companies not eliminated above, with average assets of $383.3 million, from a low of $239.9 million to a high of $458.6 million. The comparable group has an average of 7.2 offices, compared to Cullman with 2 banking offices. All of the comparable group companies are traded on NASDAQ. Four of the comparable institutions are in New York, two are in Indiana, with one each in New Jersey, Kentucky, Ohio and Pennsylvania. Two of the comparable group institutions completed their MHC reorganizations in 1995, one in 1998, one in 2004, one in 2005, three in 2006, and two in 2007.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
LABC	Louisiana Bancorp, Inc	LA	NASDAQ	14.25	14.25	9.98	7.70	0.53	58.39	0.00	24.25	86.00	22.00	27.00
TSH	Teche Holding Company	LA	AMEX	35.41	54.25	22.40	32.15	2.41	375.57	1.40	12.67	92.00	8.00	10.70
BFBC	Benjamin Franklin Bancorp, Inc	MA	NASDAQ	11.00	16.93	6.35	N/A	0.50	129.35	0.30	29.69	105.00	12.00	24.21
BHLB	Berkshire Hills Bancorp, Inc	MA	NASDAQ	21.41	39.14	19.00	(29.55)	1.76	221.39	0.64	13.00	75.00	10.00	12.80
BRKL	Brookline Bancorp, Inc	MA	NASDAQ	9.84	16.59	7.57	(9.20)	0.24	44.54	0.74	40.31	116.00	21.00	42.62
CEBK	Central Bancorp, Inc	MA	NASDAQ	7.24	36.00	3.40	44.66	N/A	351.11	N/A	(1.03)	19.00	1.00	73.29
CBNK	Chicopee Bancorp, Inc	MA	NASDAQ	13.25	16.15	10.16	7.56	(0.01)	81.33	0.00	(1910.17)	82.00	15.00	(2951.93)
DNBK	Danvers Bancorp, Inc.	MA	NASDAQ	14.78	15.27	9.46	9.95	N/A	99.30	0.06	N/A	105.00	14.00	140.67
HBNK	Hampden Bancorp, Inc	MA	NASDAQ	10.35	12.50	7.87	20.24	0.05	76.63	0.12	176.53	74.00	12.00	133.39
HIFS	Hingham Institution for Savings	MA	NASDAQ	27.75	45.00	23.00	10.62	3.10	395.42	1.05	8.88	96.00	7.00	8.97
LEGC	Legacy Bancorp, Inc	MA	NASDAQ	10.73	16.30	8.04	(0.37)	0.03	110.24	0.20	323.79	68.00	9.00	29.01
LSBX	LSB Corp	MA	NASDAQ	9.60	20.55	7.31	26.95	(0.63)	174.12	0.59	(14.12)	68.00	5.00	(16.05)
MFLR	Mayflower Bancorp, Inc	MA	NASDAQ	7.73	19.75	4.53	39.44	0.02	NA	0.40	486.56	N/A	N/A	N/A
UBNK	United Financial Bancorp, Inc	MA	NASDAQ	12.48	15.95	10.25	(10.83)	0.47	75.34	0.28	27.66	99.00	17.00	27.66
WFD	Westfield Financial, Inc	MA	AMEX	9.20	34.90	8.27	(10.85)	0.21	36.09	0.60	42.76	105.00	24.00	46.97
ABKH	American Bank Holdings, Inc	MD	OTC BB	N/A	N/A	11.40	N/A	1.48	97.02	0.00	8.28	129.00	13.00	N/A
BCSB	BCSB Bancorp, Inc	MD	NASDAQ	8.00	17.99	5.82	(8.15)	0.31	189.24	0.00	28.22	55.00	5.00	22.95
PCGO	Prince George's Federal Savings Bank	MD	OTC BB	19.00	25.25	13.05	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	NASDAQ	3.20	21.82	2.95	(25.06)	N/A	96.64	0.21	2684.45	26.00	3.00	50.89
WSB	WSB Holdings, Inc	MD	NASDAQ	2.60	16.30	1.80	(11.07)	N/A	57.48	0.18	(11.16)	37.00	4.00	(10.03)
CTZN	Citizens First Bancorp, Inc	MI	NASDAQ	0.83	32.15	0.80	(58.57)	(8.46)	245.43	0.09	(0.13)	10.00	0.00	(0.10)
FFNM	First Federal of Northern Michigan Banc	MI	NASDAQ	1.78	N/A	N/A	36.00	(1.08)	86.59	0.10	(0.84)	9.00	1.00	(1.66)
FBC	Flagstar Bancorp, Inc	MI	NYSE	0.95	22.74	0.50	28.17	(4.41)	185.99	0.00	(0.17)	7.00	0.00	(0.26)
STBI	Sturgis Bancorp, Inc	MI	NASDAQ	7.90	N/A	6.88	N/A	1.13	190.06	0.48	7.07	63.00	4.00	6.91
HMNF	HMN Financial, Inc	MN	NASDAQ	6.00	36.09	1.52	33.97	(4.02)	267.45	0.50	(0.77)	15.00	1.00	(1.75)
REDW	Redwood Financial, Inc	MN	OTC BB	12.60	12.60	12.00	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
WEFP	Wells Financial Corp	MN	OTC BB	19.25	N/A	14.00	8.06	N/A	344.62	1.04	N/A	60.00	5.00	9.53
CCFC	CCSB Financial Corporation	MO	OTC BB	6.50	14.50	5.25	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
FBSI	First Bancshares, Inc	MO	NASDAQ	9.00	22.25	6.84	(43.04)	(1.88)	156.90	0.10	(4.57)	54.00	5.00	(4.63)
LXMO	Lexington B & L Financial Corp	MO	OTC BB	18.50	N/A	14.25	N/A	1.24	187.36	0.55	12.39	75.00	8.00	15.34
LBCP	Liberty Bancorp, Inc	MO	NASDAQ	7.00	37.50	5.80	6.18	0.51	99.52	0.10	13.18	58.00	7.00	14.65
NASB	NASB Financial, Inc	MO	NASDAQ	28.86	46.95	12.48	10.70	1.65	196.98	0.90	15.08	124.00	13.00	17.47
PULB	Pulaski Financial Corp	MO	NASDAQ	6.50	19.13	4.09	5.23	N/A	145.20	N/A	N/A	59.00	3.00	N/A
CSBC	Citizens South Banking Corp	NC	NASDAQ	5.00	14.27	4.12	(14.19)	0.31	113.28	0.35	16.67	47.00	5.00	12.74
KSBI	KS Bancorp, Inc	NC	OTC BB	11.50	35.00	8.05	(42.47)	N/A	NA	0.38	N/A	N/A	N/A	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SSFC	South Street Financial Corp	NC	NASDAQ	3.50	10.80	2.00	N/A	0.44	93.74	0.40	21.30	109.00	10.00	8.10
AFSF	American Federal Corp	ND	Pink Sheet	8.60	8.70	6.10	N/A	9.98	1109.99	N/A	N/A	N/A	N/A	0.86
TONE	TierOne Corp	NE	NASDAQ	2.25	34.97	1.28	(49.07)	(1.44)	184.66	0.04	(1.49)	15.00	1.00	(1.75)
GUAA	Guaranty Bancorp, Inc	NH	OTC BB	34.00	N/A	N/A	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	OTC BB	5.00	14.00	2.95	33.52	N/A	108.54	0.00	50.04	33.00	3.00	1939.93
NHTB	New Hampshire Thrift Bancshares, Inc	NH	NASDAQ	9.99	18.40	6.25	24.03	0.99	150.80	0.52	7.35	49.00	5.00	12.69
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	8.00	27.97	7.84	(32.77)	0.11	61.44	0.20	84.07	111.00	15.00	76.85
CBNJ	Cape Bancorp, Inc	NJ	NASDAQ	8.00	10.07	6.60	(9.84)	N/A	83.05	0.00	(2.14)	66.00	8.00	(2.64)
HCBK	Hudson City Bancorp, Inc	NJ	NASDAQ	12.83	20.42	8.53	(19.42)	1.00	108.52	0.50	11.72	121.00	11.00	13.80
OCFC	OceanFirst Financial Corp	NJ	NASDAQ	12.55	25.87	7.29	(24.52)	1.22	154.78	0.80	8.37	104.00	7.00	10.55
PBCI	Pamrapo Bancorp, Inc	NJ	NASDAQ	9.72	26.40	5.20	30.15	0.38	120.02	0.76	19.08	66.00	6.00	25.42
PFS	Provident Financial Services, Inc	NJ	NYSE	9.84	19.64	7.90	(33.99)	(2.00)	109.03	0.44	(5.39)	74.00	10.00	(5.20)
RBLG	Roebling Financial Corp, Inc	NJ	OTC BB	6.00	14.00	4.75	(7.69)	0.07	100.04	0.00	83.98	58.00	6.00	88.89
AF	Astoria Financial Corp	NY	NYSE	7.71	31.79	6.01	(52.25)	0.62	220.53	0.91	14.93	74.00	4.00	13.55
BFED	Beacon Federal Bancorp, Inc	NY	NASDAQ	9.30	11.95	6.71	13.42	(0.51)	142.89	0.16	(15.71)	59.00	6.00	18.67
CARV	Carver Bancorp, Inc	NY	NASDAQ	5.29	20.85	1.65	5.00	N/A	319.75	0.40	(1.20)	19.00	1.00	(5.37)
CMSB	CMS Bancorp, Inc	NY	NASDAQ	7.70	11.15	6.10	14.14	(0.30)	112.37	0.00	(23.40)	62.00	6.00	(25.73)
DCOM	Dime Community Bancshares, Inc	NY	NASDAQ	8.91	20.00	6.90	(34.66)	0.76	118.22	0.56	12.33	115.00	8.00	12.22
ETFC	E*TRADE Financial Corp	NY	NASDAQ	1.44	27.57	0.59	28.70	(1.22)	86.44	0.00	(1.02)	29.00	1.00	(1.32)
ESBK	Elmira Savings Bank	NY	NASDAQ	14.25	25.63	7.15	N/A	N/A	241.98	N/A	N/A	57.00	5.00	N/A
FNFG	First Niagara Financial Group	NY	NASDAQ	12.68	18.90	9.55	(26.04)	0.77	80.78	0.56	14.18	83.00	13.00	17.03
FFIC	Flushing Financial Corp	NY	NASDAQ	9.96	21.34	4.08	(6.69)	1.06	187.35	0.52	5.69	42.00	3.00	10.10
NYB	New York Community Bancorp, Inc	NY	NYSE	11.06	22.43	7.90	(13.80)	0.27	93.93	1.00	41.87	91.00	12.00	40.50
PFDB	Patriot Federal Bank	NY	OTC BB	12.50	N/A	10.25	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
PBNY	Provident New York Bancorp	NY	NASDAQ	8.26	15.83	7.31	(30.24)	0.64	74.10	0.24	13.41	81.00	12.00	16.11
ROME	Rome Bancorp, Inc	NY	NASDAQ	9.70	14.67	7.01	0.35	0.43	48.03	0.34	18.68	94.00	17.00	22.94
TRST	Trustco Bank Corp	NY	NASDAQ	5.64	14.18	4.85	(39.64)	0.41	45.62	0.44	14.75	193.00	13.00	14.14
AFNL	AmTrust Financial Corp	OH	OTC BB	501.00	N/A	55.00	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
ASBN	ASB Financial Corp	OH	NASDAQ	16.00	N/A	N/A	0.00	N/A	134.91	0.18	13.56	140.00	12.00	13.55
CFBK	Central Federal Corp	OH	NASDAQ	2.85	16.21	2.02	(13.76)	0.05	70.53	0.15	55.15	46.00	4.00	35.10
CIBN	Community Investors Bancorp, Inc	OH	OTC BB	5.00	16.00	4.61	8.25	N/A	NA	N/A	16.80	N/A	N/A	N/A
FFDF	FFD Financial Corp	OH	NASDAQ	10.75	21.75	10.22	(2.65)	0.93	186.55	0.67	11.27	59.00	6.00	11.12
FDEF	First Defiance Financial Corp	OH	NASDAQ	14.15	31.44	4.05	81.63	0.80	247.71	0.86	7.61	25.00	2.00	12.29
FFHS	First Franklin Corp	OH	NASDAQ	4.75	21.94	1.50	52.50	N/A	188.84	0.18	N/A	25.00	2.00	(6.38)
FNFI	First Niles Financial, Inc	OH	OTC BB	7.70	20.25	4.00	N/A	0.51	76.62	0.48	15.87	72.00	11.00	14.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FPFC	First Place Financial Corp	OH	NASDAQ	4.22	25.92	1.64	12.27	(5.73)	199.45	0.35	(0.59)	25.00	2.00	(3.08)
HCFL	Home City Financial Corp	OH	OTC BB	7.80	17.49	4.25	N/A	0.96	178.57	0.44	16.84	97.00	9.00	8.28
HLFN	Home Loan Financial Corp	OH	OTC BB	12.50	16.25	0.02	11.63	N/A	113.32	N/A	20.43	93.00	11.00	21.00
LBZH	Liberty Bancshares, Inc	OH	OTC BB	39.50	N/A	N/A	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
PCBI	Peoples Community Bancorp, Inc	OH	NASDAQ	0.76	24.48	0.10	300.00	N/A	139.42	0.00	(0.02)	(8.00)	0.00	(0.05)
PPSF	Peoples-Sidney Financial Corp	OH	NASDAQ	9.00	N/A	6.50	N/A	0.61	76.65	0.74	19.53	126.00	16.00	19.60
PVFC	PVF Capital Corp	OH	NASDAQ	2.11	15.93	1.25	21.99	(1.92)	115.48	0.01	(1.21)	31.00	2.00	(1.10)
UCFC	United Community Financial Corp	OH	NASDAQ	1.37	12.94	0.48	57.78	(1.22)	82.94	0.05	(0.99)	16.00	1.00	(1.15)
WAYN	Wayne Savings Bancshares, Inc	OH	NASDAQ	5.51	16.85	5.11	(28.00)	N/A	134.62	0.41	9.47	52.00	4.00	8.88
OSBK	Osage Bancshares, Inc	OK	NASDAQ	8.22	21.75	7.22	6.06	(0.87)	56.76	0.34	(9.25)	88.00	14.00	(9.44)
ABBC	Abington Bancorp, Inc	PA	NASDAQ	8.11	20.21	6.34	0.43	0.12	54.42	0.20	71.58	79.00	15.00	79.26
ESBF	ESB Financial Corp	PA	NASDAQ	13.60	15.65	8.24	30.63	0.94	164.21	0.40	11.68	89.00	7.00	14.53
ESSA	ESSA Bancorp, Inc	PA	NASDAQ	13.95	14.25	10.20	(3.54)	0.43	67.85	0.08	31.07	109.00	20.00	35.45
FSBI	Fidelity Bancorp, Inc	PA	NASDAQ	7.94	23.16	5.70	22.83	0.08	236.69	0.56	129.37	72.00	4.00	6.73
FKFS	First Keystone Financial, Inc	PA	NASDAQ	8.05	27.02	6.30	2.42	(1.00)	215.48	0.00	(6.51)	48.00	3.00	(17.20)
FSSB	First Star Bancorp, Inc	PA	OTC BB	13.90	21.00	7.50	N/A	5.43	938.30	0.00	3.19	27.00	2.00	3.08
HARL	Harleysville Savings Financial Corp	PA	NASDAQ	15.00	21.23	10.50	7.60	1.43	225.82	0.71	8.14	86.00	5.00	10.66
NPBP	North Penn Bancorp, Inc	PA	OTC BB	8.65	15.50	6.00	N/A	0.22	82.78	0.06	63.81	157.00	17.00	43.06
PVSA	Parkvale Financial Corp	PA	NASDAQ	11.00	34.45	7.47	(18.04)	N/A	351.24	0.88	(6.46)	51.00	3.00	6.26
QNTO	Quaint Oak Bancorp, Inc	PA	OTC BB	8.26	9.90	7.16	13.12	0.45	68.41	0.10	17.77	62.00	12.00	19.98
SEFL	SE Financial Corp	PA	OTC BB	5.00	N/A	4.00	8.33	N/A	153.54	N/A	152.10	39.00	3.00	151.07
THRD	TF Financial Corp	PA	NASDAQ	20.35	33.00	16.00	(1.55)	1.53	287.38	0.80	11.86	67.00	6.00	12.90
WVFC	WVS Financial Corp	PA	NASDAQ	15.99	18.14	14.50	(1.13)	1.42	213.69	0.64	10.53	100.00	7.00	10.77
NFSB	Newport Bancorp, Inc	RI	NASDAQ	11.85	14.45	10.63	(2.09)	(0.22)	110.44	0.00	(49.22)	85.00	10.00	(50.98)
FCPB	First Capital Bancshares, Inc	SC	OTC BB	6.50	14.00	5.10	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
FFCH	First Financial Holdings, Inc	SC	NASDAQ	8.93	40.90	5.09	(54.15)	0.65	274.08	0.82	11.77	35.00	3.00	11.90
SFDL	Security Federal Corp	SC	Pink Sheet	14.00	32.00	12.25	(11.11)	N/A	NA	N/A	20.04	N/A	N/A	N/A
HFFC	HF Financial Corp	SD	NASDAQ	12.40	22.21	9.98	(6.01)	1.82	291.11	0.45	6.99	55.00	4.00	6.56
FABK	First Advantage Bancorp	TN	NASDAQ	9.25	12.68	9.02	(7.42)	N/A	75.34	0.10	(5.13)	59.00	12.00	(6.21)
JFBI	Jefferson Bancshares, Inc	TN	NASDAQ	5.80	13.76	5.35	(28.33)	0.39	98.38	0.24	17.98	61.00	7.00	16.76
SCYT	Security Bancorp, Inc	TN	OTC BB	30.60	33.50	30.60	0.00	N/A	NA	N/A	N/A	N/A	N/A	N/A
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	19.25	N/A	10.05	N/A	0.92	99.79	0.20	19.99	83.00	0.18	21.53
UNTN	United Tennessee Bankshares, Inc	TN	NASDAQ	12.25	N/A	11.00	N/A	1.63	104.41	0.41	13.36	137.00	21.00	8.87
BAFI	BancAffiliated, Inc	TX	OTC BB	30.00	34.00	24.05	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
GFG	Guaranty Financial Group	TX	NYSE	0.32	6.75	0.25	N/A	N/A	344.32	N/A	N/A	18.00	1.00	(0.06)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CFFC	Community Financial Corp	VA	NASDAQ	4.90	12.97	2.20	10.97	N/A	117.53	0.13	N/A	38.00	3.00	(3.67)
GAFC	Greater Atlantic Financial Corp	VA	NASDAQ	0.10	N/A	0.02	233.33	N/A	72.29	0.00	(0.02)	(2.00)	0.00	(0.03)
VSBR	Virginia Savings Bank	VA	OTC BB	16.25	N/A	N/A	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
FFNW	First Financial Northwest	WA	NASDAQ	8.79	11.73	6.84	(9.21)	0.07	61.96	0.33	115.96	60.00	13.00	151.30
RPFG	Rainier Pacific Financial Group	WA	NASDAQ	0.72	23.43	0.55	(35.00)	(3.45)	143.37	0.21	(0.17)	9.00	0.00	(0.21)
RVSB	Riverview Bancorp, Inc	WA	NASDAQ	3.00	17.58	1.60	32.44	(0.25)	83.70	0.14	(15.62)	48.00	5.00	(76.04)
TSBK	Timberland Bancorp, Inc	WA	NASDAQ	4.80	19.52	2.44	(31.41)	(0.07)	98.37	0.44	(77.68)	41.00	5.00	(148.97)
WFSL	Washington Federal, Inc	WA	NASDAQ	13.08	27.09	9.94	(11.90)	0.25	139.27	0.52	52.49	83.00	10.00	43.68
ABCW	Anchor BanCorp Wisconsin, Inc	WI	NASDAQ	1.29	32.78	0.38	N/A	(8.56)	222.61	0.47	(0.32)	41.00	1.00	(0.16)
BKMU	Bank Mutual Corp	WI	NASDAQ	9.07	12.71	7.06	(15.86)	0.41	75.05	0.36	22.25	106.00	12.00	21.63
CZWI	Citizens Community Bancorp, Inc	WI	NASDAQ	6.09	21.15	5.41	(16.57)	0.21	92.65	0.20	29.30	55.00	7.00	27.08
SVBC	Sistersville Bancorp, Inc	WV	OTC BB	15.00	28.10	11.25	N/A	2.24	120.02	0.47	9.39	99.00	17.00	16.36
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	18.50	N/A	13.00	N/A	N/A	216.75	0.48	N/A	121.00	10.00	55.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			PER SHARE							PRICING RATIOS			
	State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS													
AVERAGE			12.56	22.43	7.18	4.05	1.48	307.32	1.77	23.30	62.15	6.95	4.59
MEDIAN			8.79	20.21	6.30	(0.66)	0.39	151.77	0.28	9.47	59.00	5.00	9.28
HIGH			501.00	70.69	55.00	300.00	250.24	21,038.12	220.00	2,684.45	193.00	30.00	1,939.93
LOW			0.02	2.09	0.00	(73.14)	(28.18)	19.25	0.00	(1,910.17)	(8.00)	0.00	(2,951.93)
AVERAGE FOR STATE													
AL			7.89	15.05	3.59	(0.82)	(9.04)	244.29	0.14	(1.15)	32.67	3.67	5.31
AVERAGE BY REGION													
MIDWEST			19.34	22.24	6.98	17.25	(0.67)	179.55	0.39	11.36	58.40	6.05	5.49
NORTH CENTRAL			11.32	27.03	7.79	9.93	22.91	1,497.60	16.14	1.01	57.07	4.73	(3.88)
NORTHEAST			11.24	21.52	7.89	(0.81)	0.53	158.42	0.40	2.90	79.37	9.55	6.48
SOUTHEAST			8.39	19.83	6.17	(2.71)	(1.82)	168.20	0.19	87.34	51.31	5.59	11.12
SOUTHWEST			16.41	27.13	12.51	7.92	0.45	152.14	0.49	(17.51)	70.83	11.83	(34.01)
WEST			7.29	25.29	4.71	(4.61)	(3.01)	197.31	0.32	6.71	44.69	4.50	4.19
AVERAGE BY EXCHANGE													
NYSE			6.65	20.03	4.68	(21.50)	(4.42)	218.46	0.47	12.95	52.14	6.00	11.56
AMEX			22.31	44.58	15.34	10.65	1.31	205.83	1.00	27.72	98.50	16.00	28.83
NASDAQ			9.10	22.42	6.38	7.54	(0.36)	159.91	0.34	24.75	60.99	6.97	(17.79)
OTC			20.81	21.57	8.55	(5.24)	(0.83)	205.90	0.33	21.90	65.79	6.91	79.58
Pink Sheets			12.46	23.77	9.73	(3.68)	51.34	2,638.15	27.82	11.95	63.67	4.70	15.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc	AK	185,572	21,210	21,210	(1.18)	(1.18)	(12.36)	(12.36)	OTC BB	654,486	2,356
SCBS	Southern Community Bancshares	AL	58,821	8,123	8,123	N/A	N/A	N/A	N/A	Pink Sheet	639,077	5,541
SZBI	SouthFirst Bancshares, Inc	AL	133,317	9,263	9,017	(0.77)	(0.84)	(11.10)	(12.13)	OTC BB	403,409	1,251
SUPR	Superior Bancorp	AL	3,134,438	251,070	231,107	(5.47)	(1.87)	(49.77)	(17.02)	NASDAQ	10,099,893	40,198
FFBH	First Federal Bancshares of Arkansas, Inc	AR	803,393	88,009	88,009	(0.01)	(0.01)	(0.11)	(0.11)	NASDAQ	4,846,785	22,780
BOFI	BOFI Holding, Inc	CA	1,249,189	85,153	85,153	0.46	0.99	6.65	14.12	NASDAQ	8,035,997	43,394
BYFC	Broadway Financial Corp	CA	438,709	33,211	33,211	0.60	0.60	9.41	9.41	NASDAQ	1,742,765	9,132
FPTB	First PacTrust Bancorp, Inc	CA	896,291	95,358	95,358	(0.51)	(0.51)	(4.91)	(4.91)	NASDAQ	4,251,765	28,699
FFED	FirstFed Financial Corp	CA	6,839,076	205,631	205,631	(5.34)	(5.34)	(82.83)	(82.83)	OTC BB	13,684,553	4,926
HWFG	Harrington West Financial Group, Inc	CA	1,167,301	42,211	36,197	(0.79)	0.10	(21.43)	2.74	NASDAQ	7,020,093	8,424
MLGF	Malaga Financial Corp	CA	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	1,562,968	116,192	116,192	(0.66)	(0.66)	(8.48)	(8.48)	NASDAQ	6,219,654	32,715
SNLS	San Luis Trust Bank, Federal Savings Bank	CA	326,342	31,482	31,482	0.35	0.35	3.57	3.57	OTC BB	4,366,927	6,463
HCBC	High Country Bancorp, Inc	CO	199,742	19,947	19,947	0.42	0.42	4.26	4.26	Pink Sheet	806,501	10,888
MORG	Morgan Financial Corp	CO	86,166	9,432	9,432	N/A	N/A	N/A	N/A	OTC BB	759,882	9,878
UWBK	United Western Bancorp, Inc	CO	2,279,509	107,020	98,306	0.45	0.47	8.95	9.27	NASDAQ	7,253,113	35,395
NAL	NewAlliance Bancshares, Inc	CT	8,498,599	1,394,177	825,278	0.53	0.52	3.13	3.02	NYSE	106,789,000	1,253,703
PBCT	People's United Financial, Inc	CT	20,681,100	5,160,400	3,629,800	0.74	0.72	2.91	2.84	NASDAQ	345,000,000	6,199,650
IFSB	Independence Federal Savings Bank	DC	186,863	8,568	8,568	(0.54)	(0.55)	(9.81)	(10.04)	NASDAQ	1,552,448	4,642
WSFS	WSFS Financial Corp	DE	3,543,307	275,471	275,471	0.36	0.37	5.19	5.33	NASDAQ	6,190,987	138,430
BBX	BankAtlantic Bancorp, Inc	FL	5,570,760	207,015	190,231	(3.65)	(3.01)	(42.32)	(34.87)	NYSE	11,234,569	22,581
BKUNQ	BankUnited Financial Corp	FL	14,119,511	575,639	521,330	(1.41)	(1.13)	(26.07)	(20.99)	Pink Sheet	35,656,314	34,230
BFCF	BFC Financial Corporation	FL	6,112,454	104,452	67,899	(1.05)	0.41	(12.11)	4.79	OTC BB	45,129,493	7,672
FDTRE	Federal Trust Corp	FL	601,741	9,861	9,457	(4.51)	(4.51)	(82.81)	(82.79)	OTC BB	9,436,305	1,887
FCFL	First Community Bank Corp of America	FL	528,703	44,772	44,772	(0.87)	(0.87)	(11.18)	(11.18)	NASDAQ	4,151,431	17,021
EBDC	Ebank Financial Services, Inc	GA	138,655	10,519	10,519	0.10	0.10	1.22	1.22	OTC BB	7,202,427	7,346
FFSX	First Federal Bankshares, Inc	IA	523,611	25,872	25,872	(3.69)	(1.45)	(41.95)	(16.44)	NASDAQ	3,304,471	6,113
HZFS	Horizon Financial Services Corp	IA	104,029	4,325	4,325	N/A	0.00	N/A	0.00	OTC BB	779,431	1,793
CASH	Meta Financial Group, Inc	IA	890,499	48,153	45,704	(0.05)	(0.04)	(0.84)	(0.60)	NASDAQ	2,602,655	27,198
FFFD	North Central Bancshares, Inc	IA	478,556	46,292	46,292	(1.27)	(1.27)	(15.05)	(15.05)	NASDAQ	1,343,448	16,457
NTWB	Northwest Bank & Trust	IA	178,824	11,858	11,858	N/A	N/A	N/A	N/A	Pink Sheet	8,500	N/A
TRVR	Two Rivers Financial Group, Inc	IA	471,764	41,819	33,091	N/A	N/A	N/A	N/A	OTC BB	2,326,087	52,628
HOME	Home Federal Bancorp, Inc	ID	692,497	205,874	205,874	0.24	0.24	0.85	0.85	NASDAQ	16,515,168	144,177

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AFBA	Allied First Bancorp, Inc	IL	158,645	8,603	8,603	(1.89)	(1.89)	(31.03)	(31.03)	OTC BB	511,300	2,173
BFIN	BankFinancial Corp	IL	1,557,909	265,647	237,525	(1.52)	0.15	(7.88)	0.78	NASDAQ	21,486,377	214,219
ESDF	East Side Financial	IL	143,577	13,343	13,343	N/A	N/A	N/A	N/A	OTC BB	277,159	10,809
FIRT	First BancTrust Corp	IL	379,975	34,257	34,257	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
FCLF	First Clover Leaf Financial Corp	IL	638,910	92,671	69,494	0.66	0.66	3.64	3.64	NASDAQ	8,556,965	66,231
GTPS	Great American Bancorp, Inc	IL	156,514	17,337	17,337	0.77	0.77	7.05	7.05	NASDAQ	735,003	22,344
MCPH	Midland Capital Holdings Corp	IL	118,998	13,855	13,855	0.42	0.42	3.79	3.79	OTC BB	372,600	12,296
PFED	Park Bancorp, Inc	IL	228,308	26,329	26,329	(1.30)	(1.30)	(10.19)	(10.19)	NASDAQ	1,192,174	4,816
RYFL	Royal Financial, Inc	IL	101,232	27,418	27,418	(3.32)	(3.32)	(12.30)	(12.30)	OTC BB	2,558,490	9,722
WFBS	Washington Federal Bank for Savings	IL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	61,370	4,403	4,403	0.47	0.47	6.32	6.32	Pink Sheet	205,397	N/A
AMFC	AMB Financial Corp	IN	182,688	16,476	16,476	(0.29)	(0.29)	(3.91)	(3.91)	NASDAQ	981,638	3,239
ASBI	Ameriana Bancorp	IN	496,280	33,784	33,220	0.05	0.03	0.73	0.42	NASDAQ	2,988,952	8,369
BRBI	Blue River Bancshares, Inc	IN	251,107	15,559	15,559	0.08	0.08	1.34	1.34	OTC BB	N/A	N/A
CITZ	CFS Bancorp, Inc	IN	1,111,908	110,751	110,751	(1.02)	(1.06)	(9.28)	(9.65)	NASDAQ	10,723,903	41,823
DSFN	DSA Financial Corp	IN	127,097	16,571	16,571	0.38	0.38	2.78	2.78	OTC BB	1,608,333	15,279
FFWC	FFW Corp	IN	319,472	20,251	18,581	(0.38)	(0.33)	(4.95)	(4.31)	OTC BB	1,110,260	18,874
FDLB	Fidelity Federal Bancorp	IN	200,558	16,261	16,261	0.24	0.23	3.16	2.95	OTC BB	916,656	20,460
FBPI	First Bancorp of Indiana, Inc	IN	357,212	29,194	29,194	0.37	0.37	4.28	4.28	OTC BB	N/A	N/A
FCAP	First Capital, Inc	IN	453,993	47,558	41,946	0.77	0.77	7.43	7.43	NASDAQ	2,777,781	41,389
FSFG	First Savings Financial Group, Inc	IN	236,839	51,935	51,935	(0.09)	(0.09)	(0.55)	(0.55)	NASDAQ	2,542,042	24,404
HWEN	Home Financial Bancorp	IN	71,152	7,682	7,682	0.49	0.46	4.71	4.37	NASDAQ	1,356,726	4,749
LOGN	Logansport Financial Corp	IN	163,866	18,132	18,132	0.80	0.80	7.19	7.19	NASDAQ	783,701	8,229
LSBI	LSB Financial Corp	IN	383,581	34,198	34,198	0.42	0.42	4.48	4.48	NASDAQ	1,553,525	17,089
MFSF	MutualFirst Financial, Inc	IN	1,419,206	129,512	122,503	(1.85)	(0.22)	(20.69)	(2.50)	NASDAQ	6,984,754	33,527
NIDB	Northeast Indiana Bancorp, Inc	IN	249,695	21,983	21,983	0.16	0.19	1.87	2.16	OTC BB	1,230,670	7,384
NWIN	Northwest Indiana Bancorp	IN	678,018	53,173	53,173	0.92	0.89	11.38	11.09	OTC BB	2,809,285	54,079
PBNI	Peoples Bancorp	IN	471,249	62,685	60,332	0.57	0.57	4.41	4.41	OTC BB	3,104,990	46,109
RIVR	River Valley Bancorp	IN	384,162	25,005	24,627	0.67	0.66	9.52	9.40	NASDAQ	1,500,322	15,753
TDCB	Third Century Bancorp	IN	133,863	17,139	17,139	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
FFSL	First Independence Corp	KS	203,938	17,719	17,719	0.73	0.73	8.47	8.47	Pink Sheet	835,163	8,769
CKFB	CKF Bancorp, Inc	KY	138,243	13,996	12,896	(0.59)	(0.59)	(5.72)	(5.72)	NASDAQ	507,152	3,043
HFBC	Hopfed Bancorp, Inc	KY	991,131	80,247	73,643	0.51	0.45	7.10	6.22	NASDAQ	3,585,581	34,959

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FPBF	FPB Financial Corp	LA	179,597	15,369	15,369	0.24	0.22	3.27	2.92	Pink Sheet	N/A	N/A
GLBP	Globe Bancorp, Inc	LA	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
GSLA	GS Financial Corp	LA	251,003	28,012	28,012	0.12	0.54	0.88	4.03	NASDAQ	1,276,141	16,590
HBCP	Home Bancorp, Inc	LA	532,895	129,300	129,300	0.74	0.74	5.05	5.05	NASDAQ	8,926,875	87,930
LABC	Louisiana Bancorp, Inc	LA	316,765	80,952	80,952	0.97	0.97	3.24	3.24	NASDAQ	5,425,439	69,446
TSH	Teche Holding Company	LA	795,496	70,062	66,415	0.66	0.92	7.29	10.09	AMEX	2,118,098	64,602
BFBC	Benjamin Franklin Bancorp, Inc	MA	997,740	109,795	74,118	0.39	0.37	3.41	3.26	NASDAQ	7,713,788	115,090
BHLB	Berkshire Hills Bancorp, Inc	MA	2,724,351	412,818	234,273	0.78	0.80	5.75	5.89	NASDAQ	12,305,915	282,052
BRKL	Brookline Bancorp, Inc	MA	2,623,913	484,309	436,857	0.54	0.54	2.71	2.71	NASDAQ	58,907,076	559,617
CEBK	Central Bancorp, Inc	MA	575,827	40,239	40,239	(1.11)	0.03	(16.59)	0.43	NASDAQ	1,640,000	7,773
CBNK	Chicopee Bancorp, Inc	MA	525,409	93,627	93,627	(0.01)	(0.01)	(0.05)	(0.03)	NASDAQ	6,459,853	76,872
DNBK	Danvers Bancorp, Inc.	MA	1,738,009	230,641	230,641	0.12	0.12	0.89	0.85	NASDAQ	17,502,600	241,711
HBNK	Hampden Bancorp, Inc	MA	577,719	97,069	97,069	0.07	0.11	0.37	0.58	NASDAQ	7,539,391	71,473
HIFS	Hingham Institution for Savings	MA	839,979	60,874	60,874	0.81	0.81	10.81	10.81	NASDAQ	2,124,250	58,417
LEGC	Legacy Bancorp, Inc	MA	968,095	124,112	114,382	0.03	0.35	0.18	2.50	NASDAQ	8,781,912	84,043
LSBX	LSB Corp	MA	778,472	73,206	73,206	(0.38)	(0.38)	(4.31)	(4.31)	NASDAQ	4,470,941	39,970
MFLR	Mayflower Bancorp, Inc	MA	249,545	19,338	19,338	0.01	0.54	0.18	6.75	NASDAQ	N/A	N/A
UBNK	United Financial Bancorp, Inc	MA	1,243,194	217,513	217,513	0.63	0.63	3.31	3.30	NASDAQ	16,501,370	216,003
WFD	Westfield Financial, Inc	MA	1,125,733	262,539	262,539	0.55	0.56	2.31	2.34	AMEX	31,195,205	274,518
ABKH	American Bank Holdings, Inc	MD	306,489	29,937	29,937	1.10	1.10	15.54	15.54	OTC BB	3,158,997	38,698
BCSB	BCSB Bancorp, Inc	MD	590,639	59,901	57,488	0.18	0.18	2.25	2.25	NASDAQ	3,121,076	27,309
PCGO	Prince George's Federal Savings Bank	MD	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	972,817	121,709	121,709	0.07	0.07	0.59	0.59	NASDAQ	10,066,679	32,213
WSB	WSB Holdings, Inc	MD	451,174	53,063	53,063	(0.39)	(0.45)	(3.00)	(3.46)	NASDAQ	7,849,732	19,781
CTZN	Citizens First Bancorp, Inc	MI	1,916,890	83,278	81,460	(3.37)	(3.39)	(44.13)	(44.43)	NASDAQ	7,810,366	8,434
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	249,757	29,550	28,411	(1.25)	(1.25)	(9.95)	(9.93)	NASDAQ	2,884,249	2,596
FBC	Flagstar Bancorp, Inc	MI	16,809,817	930,734	407,963	(2.14)	(2.14)	(43.62)	(43.62)	NYSE	90,379,297	67,784
STBI	Sturgis Bancorp, Inc	MI	383,394	25,750	19,232	0.66	0.66	8.55	8.55	NASDAQ	2,017,245	16,118
HMNF	HMN Financial, Inc	MN	1,113,359	109,381	108,616	(1.29)	(1.29)	(14.20)	(14.20)	NASDAQ	4,162,896	12,905
REDW	Redwood Financial, Inc	MN	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
WEFP	Wells Financial Corp	MN	267,232	21,118	19,704	0.60	0.60	7.14	7.14	OTC BB	775,440	12,601
CCFC	CCSB Financial Corporation	MO	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
FBSI	First Bancshares, Inc	MO	243,325	24,825	24,627	(1.19)	(1.23)	(10.98)	(11.33)	NASDAQ	1,550,815	13,337

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
LXMO	Lexington B & L Financial Corp	MO	135,901	14,793	14,004	0.65	0.65	5.94	5.94	OTC BB	725,364	11,098
LBCP	Liberty Bancorp, Inc	MO	372,759	43,759	41,609	0.55	0.51	4.34	4.05	NASDAQ	3,745,710	25,396
NASB	NASB Financial, Inc	MO	1,549,748	157,689	157,273	0.84	0.84	8.50	8.50	NASDAQ	7,867,614	195,982
PULB	Pulaski Financial Corp	MO	1,461,393	116,075	111,836	N/A	0.00	N/A	0.00	NASDAQ	10,064,602	50,323
CSBC	Citizens South Banking Corp	NC	851,390	104,663	74,219	0.32	0.37	2.91	3.35	NASDAQ	7,515,957	39,384
KSBI	KS Bancorp, Inc	NC	323,200	N/A	N/A	0.12	0.12	N/A	N/A	OTC BB	N/A	N/A
SSFC	South Street Financial Corp	NC	276,986	25,388	25,388	0.50	0.50	4.95	4.95	NASDAQ	2,954,696	27,550
AFSF	American Federal Corp	ND	239,582	19,131	18,891	N/A	N/A	N/A	N/A	Pink Sheet	215,842	N/A
TONE	TierOne Corp	NE	3,330,237	260,650	240,852	(0.72)	(0.69)	(8.17)	(7.85)	NASDAQ	18,034,878	38,595
GUAA	Guaranty Bancorp, Inc	NH	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	126,338	11,270	11,098	0.08	0.00	1.02	0.04	OTC BB	1,163,958	3,725
NHTB	New Hampshire Thrift Bancshares, Inc	NH	866,755	84,311	54,599	0.68	0.54	7.56	6.03	NASDAQ	5,747,772	41,671
ABNJ	American Bancorp of New Jersey	NJ	666,912	92,375	92,375	0.18	0.18	1.22	1.22	NASDAQ	10,855,529	102,585
CBNJ	Cape Bancorp, Inc	NJ	1,105,710	141,223	117,917	(3.69)	(3.69)	(24.21)	(24.21)	NASDAQ	13,313,521	93,594
HCBK	Hudson City Bancorp, Inc	NJ	56,569,758	5,052,798	4,900,689	0.98	0.98	10.10	10.10	NASDAQ	521,260,395	6,093,534
OCFC	OceanFirst Financial Corp	NJ	1,913,733	158,198	151,463	0.78	0.78	11.42	11.42	NASDAQ	12,364,573	126,366
PBCI	Pamrapo Bancorp, Inc	NJ	592,373	54,430	54,430	0.31	0.31	3.30	3.30	NASDAQ	4,935,542	35,832
PFS	Provident Financial Services, Inc	NJ	6,523,930	872,017	511,165	(1.76)	(1.77)	(11.14)	(11.21)	NYSE	59,834,229	646,808
RBLG	Roebling Financial Corp, Inc	NJ	171,919	17,501	17,501	0.07	0.07	0.67	0.67	OTC BB	1,718,473	10,139
AF	Astoria Financial Corp	NY	21,404,781	1,200,811	1,008,004	0.25	0.25	4.57	4.57	NYSE	97,058,454	891,967
BFED	Beacon Federal Bancorp, Inc	NY	1,040,111	99,577	99,007	(0.36)	0.37	(3.23)	3.31	NASDAQ	7,279,199	58,816
CARV	Carver Bancorp, Inc	NY	791,402	64,183	63,803	(0.90)	(0.31)	(12.89)	(4.47)	NASDAQ	2,475,037	8,440
CMSB	CMS Bancorp, Inc	NY	211,769	21,463	21,463	(0.30)	(0.30)	(2.50)	(2.50)	NASDAQ	1,884,618	13,381
DCOM	Dime Community Bancshares, Inc	NY	4,040,758	279,722	224,084	0.67	0.67	9.13	9.13	NASDAQ	34,179,900	320,607
ETFC	E*TRADE Financial Corp	NY	49,446,876	2,458,151	127,126	(1.26)	(1.20)	(24.32)	(23.29)	NASDAQ	572,051,743	709,344
ESBK	Elmira Savings Bank	NY	462,562	40,369	40,369	N/A	N/A	N/A	N/A	NASDAQ	1,911,538	22,938
FNFG	First Niagara Financial Group	NY	9,587,977	1,742,391	955,103	0.98	0.98	5.93	5.93	NASDAQ	118,687,368	1,293,692
FFIC	Flushing Financial Corp	NY	4,068,489	309,924	291,572	0.59	0.59	8.70	8.70	NASDAQ	21,715,809	130,729
NYB	New York Community Bancorp, Inc	NY	32,402,552	4,235,886	1,717,392	0.30	0.30	2.26	2.26	NYSE	344,946,651	3,853,054
PFDB	Patriot Federal Bank	NY	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
PBNY	Provident New York Bancorp	NY	2,954,701	421,406	254,012	0.86	0.71	6.05	5.02	NASDAQ	39,876,754	340,946
ROME	Rome Bancorp, Inc	NY	330,715	59,326	59,326	0.89	0.89	4.52	4.52	NASDAQ	6,886,069	55,565
TRST	Trustco Bank Corp	NY	3,477,030	237,537	237,537	0.91	0.89	13.02	12.77	NASDAQ	76,218,000	458,832

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AFNL	AmTrust Financial Corp	OH	16,452,360	872,642	795,449	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
ASBN	ASB Financial Corp	OH	214,754	18,141	18,141	0.88	0.88	10.70	10.70	NASDAQ	1,591,860	25,470
CFBK	Central Federal Corp	OH	289,292	32,922	32,817	0.13	0.12	1.27	1.19	NASDAQ	4,101,537	11,894
CIBN	Community Investors Bancorp, Inc	OH	145,845	13,177	13,177	0.22	0.22	2.80	2.80	OTC BB	N/A	N/A
FFDF	FFD Financial Corp	OH	188,399	17,824	17,243	0.54	0.54	5.38	5.38	NASDAQ	1,009,906	10,604
FDEF	First Defiance Financial Corp	OH	2,010,662	230,608	159,113	0.40	0.50	3.74	4.76	NASDAQ	8,117,120	49,352
FFHS	First Franklin Corp	OH	317,375	24,175	24,175	(0.39)	(0.39)	(5.08)	(5.09)	NASDAQ	1,680,684	6,101
FNFI	First Niles Financial, Inc	OH	100,872	15,179	15,179	N/A	N/A	N/A	N/A	OTC BB	1,316,478	10,861
FPFC	First Place Financial Corp	OH	3,385,370	294,376	265,093	(2.87)	(0.70)	(31.93)	(7.84)	NASDAQ	16,973,270	57,030
HCFL	Home City Financial Corp	OH	149,228	13,872	13,872	0.53	0.53	5.83	5.83	OTC BB	835,690	13,455
HLFN	Home Loan Financial Corp	OH	163,727	18,724	18,724	0.52	0.52	4.57	4.57	OTC BB	1,444,881	17,339
LBZH	Liberty Bancshares, Inc	OH	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
PCBI	Peoples Community Bancorp, Inc	OH	675,410	-18,855	-21,396	(9.31)	(9.32)	(357.06)	(357.30)	NASDAQ	4,844,489	1,550
PPSF	Peoples-Sidney Financial Corp	OH	136,843	17,015	17,015	0.60	0.60	4.83	4.83	NASDAQ	1,785,375	21,425
PVFC	PVF Capital Corp	OH	897,687	57,908	53,269	(1.68)	(1.68)	(21.98)	(21.98)	NASDAQ	7,773,823	18,113
UCFC	United Community Financial Corp	OH	2,562,588	239,297	232,790	(1.32)	(1.35)	(13.11)	(13.35)	NASDAQ	30,897,825	37,386
WAYN	Wayne Savings Bancshares, Inc	OH	404,421	34,413	34,413	0.46	0.46	5.55	5.55	NASDAQ	3,004,113	17,935
OSBK	Osage Bancshares, Inc	OK	158,443	25,558	24,395	(1.62)	(1.62)	(8.17)	(8.17)	NASDAQ	2,791,532	22,416
ABBC	Abington Bancorp, Inc	PA	1,196,687	230,844	230,844	0.21	0.20	0.96	0.92	NASDAQ	21,988,861	182,068
ESBF	ESB Financial Corp	PA	1,980,698	148,191	104,895	0.58	0.58	8.49	8.49	NASDAQ	12,062,277	132,564
ESSA	ESSA Bancorp, Inc	PA	1,050,634	189,568	189,568	0.62	0.62	2.99	2.99	NASDAQ	15,484,255	206,095
FSBI	Fidelity Bancorp, Inc	PA	720,345	48,988	46,335	0.05	0.49	0.81	7.82	NASDAQ	3,043,359	30,647
FKFS	First Keystone Financial, Inc	PA	524,271	33,167	33,167	(0.46)	(0.23)	(6.74)	(3.32)	NASDAQ	2,432,998	15,814
FSSB	First Star Bancorp, Inc	PA	555,209	38,625	38,625	N/A	N/A	N/A	N/A	OTC BB	591,719	10,385
HARL	Harleysville Savings Financial Corp	PA	813,732	48,988	48,988	0.63	0.62	10.91	10.80	NASDAQ	3,603,409	41,944
NPBP	North Penn Bancorp, Inc	PA	119,498	13,116	13,116	0.26	0.24	2.38	2.21	OTC BB	1,443,555	20,571
PVSA	Parkvale Financial Corp	PA	1,906,436	149,752	120,105	(0.48)	0.51	(6.36)	6.86	NASDAQ	5,427,695	59,596
QNTO	Quaint Oak Bancorp, Inc	PA	91,198	17,276	17,276	0.68	0.68	3.15	3.15	OTC BB	1,333,089	10,665
SEFL	SE Financial Corp	PA	287,631	23,835	23,835	0.02	0.02	0.27	0.27	OTC BB	1,873,279	9,366
THRD	TF Financial Corp	PA	723,925	68,901	64,577	0.55	0.55	5.76	5.76	NASDAQ	2,519,026	45,821
WVFC	WVS Financial Corp	PA	443,980	31,048	31,048	0.71	0.71	9.73	9.72	NASDAQ	2,077,685	31,165
NFSB	Newport Bancorp, Inc	RI	441,418	52,076	52,076	(0.23)	(0.23)	(1.62)	(1.62)	NASDAQ	3,997,044	44,167
FCPB	First Capital Bancshares, Inc	SC	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFCH	First Financial Holdings, Inc	SC	3,206,539	254,235	210,046	0.30	0.30	4.32	4.32	NASDAQ	11,699,426	89,501
SFDL	Security Federal Corp	SC	984,662	67,092	67,092	0.28	0.28	4.73	4.73	Pink Sheet	N/A	N/A
HFFC	HF Financial Corp	SD	1,171,991	94,094	77,769	0.70	0.70	10.43	10.43	NASDAQ	4,025,982	51,331
FABK	First Advantage Bancorp	TN	342,180	71,142	71,142	(2.73)	(2.17)	(11.11)	(8.83)	NASDAQ	4,541,514	42,236
JFBI	Jefferson Bancshares, Inc	TN	663,113	78,932	50,461	0.54	0.54	3.13	3.13	NASDAQ	6,740,131	47,855
SCYT	Security Bancorp, Inc	TN	134,376	13,903	13,903	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
SFBK	SFB Bancorp, Inc	TN	56,934	12,585	12,585	0.89	0.89	4.26	4.26	Pink Sheet	570,522	10,486
UNTN	United Tennessee Bankshares, Inc	TN	119,344	18,182	17,529	1.59	1.31	10.47	8.64	NASDAQ	1,142,999	24,860
BAFI	BancAffiliated, Inc	TX	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
GFG	Guaranty Financial Group	TX	15,391,000	1,001,000	846,000	(1.55)	(1.55)	(24.52)	(24.52)	NYSE	44,700,000	176,565
CFFC	Community Financial Corp	VA	512,618	46,342	46,342	(1.17)	(1.17)	(14.78)	(14.78)	NASDAQ	4,361,658	17,447
GAFC	Greater Atlantic Financial Corp	VA	218,631	-10,447	-10,447	(4.02)	(4.02)	(608.24)	(608.24)	NASDAQ	3,024,220	181
VSBR	Virginia Savings Bank	VA	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
FFNW	First Financial Northwest	WA	1,261,782	283,364	268,443	0.11	0.10	0.45	0.39	NASDAQ	20,363,120	169,828
RPFG	Rainier Pacific Financial Group	WA	858,324	39,165	39,165	(2.39)	(2.39)	(30.04)	(30.06)	NASDAQ	5,986,809	3,412
RVSB	Riverview Bancorp, Inc	WA	914,333	88,663	62,198	(0.30)	(0.05)	(2.82)	(0.46)	NASDAQ	10,923,773	42,275
TSBK	Timberland Bancorp, Inc	WA	693,004	88,343	79,918	(0.03)	(0.03)	(0.29)	(0.29)	NASDAQ	7,045,036	36,352
WFSL	Washington Federal, Inc	WA	12,262,172	1,601,858	1,382,343	0.22	0.22	1.85	1.85	NASDAQ	88,047,438	1,170,150
ABCW	Anchor BanCorp Wisconsin, Inc	WI	4,798,847	146,662	129,643	(3.70)	(3.67)	(54.79)	(54.24)	NASDAQ	21,557,162	59,498
BKMU	Bank Mutual Corp	WI	3,518,302	399,859	340,904	0.55	0.56	4.67	4.76	NASDAQ	46,877,638	424,711
CZWI	Citizens Community Bancorp, Inc	WI	507,514	62,181	55,273	0.27	0.27	1.77	1.77	NASDAQ	5,477,475	33,906

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

		ASSETS AND EQUITY			PROFITABILITY						
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		2,442,105	231,177	169,945	(0.46)	(0.34)	(4.57)	(3.35)		21,467,425	189,818
MEDIAN		544,052	52,076	51,935	0.21	0.24	1.81	2.61		4,162,896	29,673
HIGH		56,569,758	5,160,400	4,900,689	1.93	1.31	15.54	15.54		572,051,743	6,199,650
LOW		47,267	(18,855)	(21,396)	(9.31)	(9.32)	(608.24)	(608.24)		8,500	181
AVERAGE FOR STATE											
AL		1,108,859	89,485	82,749	(5.26)	(16.80)	(48.60)	(16.80)		3,714,126	15,663.33
AVERAGE BY REGION											
MIDWEST		1,379,206	93,582	75,684	(1.69)	(1.49)	(21.71)	(19.13)		7,491,264	33,371.65
NORTHEAST		5,066,382	549,557	367,643	0.13	0.15	1.12	1.35		54,228,115	522,248.12
NORTH CENTRAL		749,220	62,209	58,826	(0.32)	(0.20)	(3.81)	(2.37)		3,668,759	34,968.40
SOUTHEAST		1,686,781	112,917	101,541	(1.44)	(0.97)	(18.21)	(12.27)		8,619,067	39,803.81
SOUTHWEST		433,942	62,466	61,779	0.33	0.43	2.56	3.31		4,230,812	47,294.00
WEST		1,881,869	174,634	156,870	(1.32)	(1.28)	(13.51)	(13.06)		11,235,341	99,020.19
AVERAGE BY EXCHANGE											
NYSE		15,228,777	1,405,949	786,576	(0.69)	(0.65)	(7.14)	(6.78)		107,848,886	987,494.57
AMEX		960,615	166,301	164,477	0.60	0.71	3.36	3.97		16,656,652	169,560.00
NASDAQ		2,318,244	239,802	185,957	(0.18)	(0.06)	(1.73)	(0.54)		22,791,888	201,272.72
OTC		933,368	48,540	45,302	(2.29)	(1.86)	(29.07)	(23.56)		3,515,682	14,259.33
Pink Sheets		1,492,873	69,357	64,382	(1.19)	(0.95)	(21.18)	(16.83)		4,397,428	13,890.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp	CA	NASDAQ	9.83	20.05	6.29	51.23	0.36	66.23	0.44	22.02	114.00	12.00	26.74
NVSL	Naugatuck Valley Financial	CT	NASDAQ	6.79	13.07	4.75	28.94	(0.06)	77.24	0.24	(105.80)	88.00	8.00	27.48
PSBH	PSB Holdings, Inc	CT	OTC BB	4.55	12.25	3.60	16.05	(0.06)	73.06	0.33	(64.37)	76.00	6.00	(60.52)
RCKB	Rockville Financial, Inc	CT	NASDAQ	10.80	17.99	6.30	(15.53)	(0.04)	80.28	0.20	(204.32)	121.00	11.00	NM
SIFI	SI Financial Group, Inc	CT	NASDAQ	5.56	13.90	3.21	(13.17)	(0.29)	73.26	0.12	(13.90)	65.00	5.00	(18.28)
ACFC	Atlantic Coast Federal Corp	GA	NASDAQ	2.50	19.99	1.80	(42.31)	(0.45)	74.01	0.33	(6.19)	47.00	4.00	(5.37)
CHFN	Charter Financial Corp	GA	NASDAQ	11.00	54.00	6.00	35.56	N/A	42.69	N/A	27.27	157.00	20.00	158.14
HBOS	Heritage Financial Group	GA	NASDAQ	9.99	16.94	5.08	11.11	(0.04)	42.87	0.29	(186.66)	146.00	19.00	(188.79)
WCFB	Webster City Federal Bancorp	IA	NASDAQ	8.50	N/A	7.75	4.29	N/A	28.69	N/A	N/A	N/A	N/A	N/A
AJSB	AJS Bancorp, Inc	IL	OTC BB	14.50	29.90	10.10	23.93	(0.87)	117.39	0.44	(15.45)	99.00	12.00	(16.52)
BFFI	Ben Franklin Financial, Inc	IL	OTC BB	5.75	11.05	5.25	(20.74)	(0.10)	64.36	0.00	(50.43)	67.00	8.00	(56.93)
JXSB	Jacksonville Bancorp, Inc	IL	NASDAQ	8.55	19.25	7.01	(18.60)	0.84	155.03	0.30	10.74	64.00	6.00	9.92
MFDB	Mutual Federal Bancorp, Inc	IL	OTC BB	8.98	14.50	7.00	(13.89)	N/A	21.25	0.24	(23.42)	108.00	37.00	(26.47)
OTTW	Ottawa Savings Bancorp, Inc	IL	OTC BB	10.00	13.60	7.25	11.11	0.24	95.42	0.20	37.47	86.00	9.00	47.39
SUGR	Sugar Creek Financial Corp	IL	OTC BB	7.25	10.75	6.00	N/A	0.32	103.07	0.00	26.83	83.00	8.00	23.73
LPSB	Laporte Bancorp. Inc	IN	NASDAQ	5.10	9.19	4.10	(3.51)	(0.01)	81.93	0.00	NM	49.00	6.00	30.43
MSVB	Mid-Southern Savings Bank	IN	OTC BB	9.00	25.50	7.00	N/A	0.84	120.53	0.53	13.64	90.00	10.00	10.68
UCBA	United Community Bancorp	IN	NASDAQ	5.99	12.95	3.86	25.00	0.12	51.04	N/A	49.28	85.00	12.00	46.85
CFFN	Capitol Federal Financial	KS	NASDAQ	42.09	50.11	28.35	(9.28)	0.88	111.62	2.11	43.08	306.00	34.00	48.65
KFFB	Kentucky First Federal Bancorp	KY	NASDAQ	11.94	13.00	9.20	18.46	0.17	30.47	0.40	60.38	137.00	34.00	72.64
HFBL	Home Federal Bancorp, Inc	LA	OTC BB	8.00	10.57	5.75	14.45	0.02	44.25	0.24	328.21	66.00	14.00	NM
MDNB	Minden Bancorp, Inc	LA	OTC BB	15.25	25.00	10.50	N/A	0.89	91.56	0.31	26.12	154.00	25.00	17.83
GTWN	Georgetown Bancorp, Inc	MA	OTC BB	3.90	10.20	3.40	(7.50)	(0.09)	77.55	0.00	(41.11)	55.00	5.00	(53.59)
EBSB	Meridian Interstate Bancorp	MA	NASDAQ	8.45	9.62	6.34	(9.19)	N/A	49.98	0.00	N/A	102.00	17.00	(45.19)
SERC	Service Bancorp, Inc	MA	OTC BB	27.31	33.75	7.50	7.06	N/A	222.49	0.00	(4.92)	234.00	12.00	(5.23)
BVFL	BV Financial, Inc	MD	OTC BB	2.59	9.95	2.59	(39.06)	(0.03)	67.74	0.20	(109.88)	46.00	5.00	(88.29)
SFBI	SFSB, Inc	MD	OTC BB	5.60	10.75	4.57	(21.21)	N/A	68.79	0.00	(5.40)	67.00	7.00	(6.35)
ABBB	Auburn Bancorp, Inc	ME	OTC BB	9.85	10.25	6.00	(3.90)	N/A	145.26	0.00	N/A	85.00	7.00	NM
MSFN	Mainstreet Financial Corp	MI	OTC BB	0.31	11.00	0.15	106.67	(2.69)	150.93	0.00	(0.37)	15.00	1.00	(0.12)
EBMT	Eagle Bancorp	MT	OTC BB	28.00	37.50	21.00	17.39	2.22	274.70	1.01	10.38	94.00	8.00	9.54
ASFE	AF Financial Group	NC	OTC BB	9.50	23.00	8.50	N/A	1.43	NA	0.20	9.79	N/A	N/A	N/A
WAKE	Wake Forest Bancshares, Inc	NC	OTC BB	9.00	29.00	8.35	N/A	1.12	93.55	0.79	15.48	96.00	18.00	8.04
CSBK	Clifton Savings Bancorp	NJ	NASDAQ	10.00	12.90	8.05	(9.70)	0.20	NA	0.20	50.00	N/A	N/A	9.04
COBK	Colonial Bankshares, Inc	NJ	NASDAQ	7.50	15.50	5.51	(7.64)	N/A	216.90	0.00	50.00	N/A	N/A	9.04

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
DLNO	Delanco Bancorp, Inc	NJ	OTC BB	2.03	10.25	1.25	N/A	(1.10)	329.62	0.00	19.04	69.00	5.00	19.26
ISBC	Investors Bancorp, Inc	NJ	NASDAQ	8.72	16.15	6.86	(33.06)	(0.64)	1.24	0.00	(1.36)	20.00	2.00	(1.87)
KRNY	Kearny Financial Corp	NJ	NASDAQ	11.22	17.03	7.80	(7.42)	0.09	105.95	0.20	(13.27)	120.00	13.00	25.74
LPBC	Lincoln Park Bancorp	NJ	OTC BB	3.25	11.25	2.75	8.33	0.02	1,169.78	0.00	117.18	152.00	35.00	122.41
MGYR	Magyar Bancorp, Inc	NJ	NASDAQ	6.22	15.00	2.76	(7.41)	(1.08)	23.97	0.00	138.11	44.00	4.00	68.95
MSBF	MSB Financial Corporation	NJ	NASDAQ	9.42	12.30	7.91	(11.23)	0.09	103.79	0.12	(4.17)	60.00	5.00	(5.26)
NFBK	Northfield Bancorp, Inc.	NJ	NASDAQ	10.68	11.93	8.23	(0.53)	0.30	7.73	0.08	83.29	102.00	12.00	100.71
OSHC	Ocean Shore Holding Company	NJ	NASDAQ	8.00	13.75	5.91	1.45	0.39	218.25	0.20	36.37	126.00	27.00	35.27
ORIT	Oritani Financial Corp	NJ	NASDAQ	13.53	18.00	10.21	(14.96)	0.15	18.80	0.00	17.51	88.00	8.00	14.14
ROMA	Roma Financial Corp	NJ	NASDAQ	12.59	18.00	9.70	5.48	0.14	58.03	0.32	94.06	215.00	29.00	69.78
WAWL	Wawel Savings Bank	NJ	OTC BB	6.00	15.00	4.50	N/A	N/A	NA	N/A	92.15	188.00	34.00	90.50
ALMG	Alamogordo Financial Corp	NM	OTC BB	16.00	44.75	15.60	N/A	0.53	NA	0.72	N/A	N/A	N/A	N/A
BFSB	Brooklyn Federal Bancorp, Inc	NY	NASDAQ	11.82	15.50	9.35	(13.88)	0.42	12.23	0.37	75.47	N/A	N/A	N/A
FLTB	Flatbush Federal Bancorp, Inc	NY	OTC BB	4.02	10.33	2.90	1.71	0.18	188.51	0.00	26.31	163.00	28.00	28.56
FSBC	FSB Community Bankshares, Inc	NY	OTC BB	5.65	11.25	5.00	(23.65)	0.11	84.64	0.00	17.86	58.00	6.00	23.36
GOVB	Gouverneur Bancorp, Inc	NY	OTC BB	6.49	16.50	4.00	N/A	0.43	86.70	0.32	47.26	44.00	4.00	55.41
GCBC	Greene County Bancorp, Inc	NY	NASDAQ	14.90	19.00	9.50	39.39	0.94	32.79	0.67	18.99	90.00	14.00	15.24
HTWC	Hometown Bancorp, Inc	NY	OTC BB	5.01	10.05	3.06	27.91	0.26	197.08	0.02	12.22	120.00	10.00	15.94
LSBK	Lake Shore Bancorp, Inc	NY	NASDAQ	7.51	13.55	5.25	(0.14)	0.20	24.43	0.20	14.74	48.00	6.00	19.40
NECB	Northeast Community Bancorp, Inc	NY	NASDAQ	9.00	12.81	6.10	29.68	0.16	31.31	0.12	33.84	79.00	10.00	38.33
ONFC	Oneida Financial Corp	NY	NASDAQ	9.55	14.30	6.99	27.43	N/A	58.80	0.48	45.77	89.00	22.00	57.22
PBHC	Pathfinder Bancorp, Inc	NY	NASDAQ	7.90	18.50	4.75	28.00	0.25	221.04	0.31	(60.90)	122.00	11.00	(62.53)
SCAY	Seneca-Cayuga Bancorp, Inc	NY	OTC BB	5.50	10.00	3.15	(18.10)	(0.18)	154.77	0.00	19.19	60.00	3.00	9.90
CHEV	Cheviot Financial Corp	OH	NASDAQ	9.20	13.75	5.15	47.29	0.19	20.45	0.37	(22.60)	56.00	5.00	(31.57)
GVFF	Greenville Federal Financial Corp	OH	OTC BB	3.30	10.60	3.30	(34.65)	(2.01)	148.42	0.28	36.58	88.00	18.00	50.64
TFSL	TFS Financial Corp	OH	NASDAQ	11.41	13.59	9.55	(13.41)	0.12	0.39	0.22	(1.94)	48.00	7.00	(1.70)
ALLB	Alliance Bancorp, Inc.	PA	NASDAQ	8.43	41.00	7.01	13.33	0.14	1,541.02	0.21	98.35	212.00	35.00	92.65
BNCL	Beneficial Mutual Bancorp, Inc	PA	NASDAQ	9.56	12.65	8.35	(7.29)	0.20	5.20	0.00	55.57	110.00	13.00	44.42
EKFC	Eureka Financial Corp	PA	OTC BB	11.50	11.50	10.25	N/A	N/A	3,232.16	0.70	49.33	131.00	20.00	68.36
FFCO	FedFirst Financial Corp	PA	NASDAQ	3.84	10.85	3.15	(11.59)	(0.35)	17.58	0.00	N/A	N/A	N/A	(1.95)
FXCB	Fox Chase Bancorp, Inc	PA	NASDAQ	9.92	14.26	8.14	(4.55)	0.11	24.39	0.00	(9.98)	55.00	6.00	(11.46)
MLVF	Malvern Federal Bancorp, Inc.	PA	NASDAQ	10.05	11.01	7.50	8.70	N/A	184.40	0.12	85.91	107.00	12.00	96.29
NWSB	Northwest Bancorp, Inc	PA	NASDAQ	18.45	29.45	13.29	(8.37)	0.99	14.05	0.88	N/A	79.00	8.00	44.10
PBCP	Polonia Bancorp	PA	OTC BB	7.52	10.27	7.50	(9.14)	(0.10)	2,227.69	0.00	17.09	131.00	12.00	15.97

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBIP	Prudential Bancorp, Inc.	PA	NASDAQ	12.45	14.02	8.32	19.30	(0.47)	20.17	0.20	(74.98)	101.00	11.00	(77.94)
WMPN	William Penn Bancorp, Inc	PA	OTC BB	13.00	14.00	11.75	(4.41)	N/A	141.35	0.00	(24.85)	202.00	25.00	NM
FSGB	First Federal of South Carolina	SC	OTC BB	21.00	N/A	12.00	N/A	N/A	NA	N/A	N/A	102.00	16.00	18.39
VPFG	Viewpoint Financial Group	TX	NASDAQ	14.63	18.91	10.57	(0.13)	(0.14)	NA	0.31	N/A	N/A	N/A	N/A
SNFL	Sound Financial, Inc	WA	OTC BB	6.75	9.47	5.75	(5.20)	N/A	772.29	N/A	(83.58)	153.00	13.00	(105.71)
GFCJ	Guaranty Financial Corp	WI	OTC BB	3.50	190.00	3.50	(82.50)	N/A	162.47	N/A	N/A	78.00	7.00	61.09
WSBF	Waterstone Financial, Inc	WI	NASDAQ	3.03	18.90	1.84	(1.19)	N/A	51.00	0.00	(1.14)	22.00	2.00	N/A
ALL MUTUAL HOLDING COMPANIES														
	AVERAGE			9.55	19.54	6.91	1.27	0.09	213.14	0.24	13.88	100.51	13.10	15.18
	MEDIAN			8.85	13.83	6.30	(3.51)	0.12	77.55	0.20	16.29	88.50	10.50	15.96
	HIGH			42.09	190.00	28.35	106.67	2.22	3,232.16	2.11	328.21	306.00	37.00	158.14
	LOW			0.31	9.19	0.15	(82.50)	(2.69)	0.39	0.00	(204.32)	15.00	1.00	(188.79)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 35

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp	CA	881,196	91,995	87,879	0.56	0.58	5.12	5.31	NASDAQ	13,305,113	104,977
NVSL	Naugatuck Valley Financial	CT	542,734	47,656	47,656	(0.08)	0.34	(0.84)	3.66	NASDAQ	7,026,813	41,810
PSBH	PSB Holdings, Inc	CT	477,092	35,804	28,190	(0.08)	(0.10)	(0.89)	(1.08)	OTC BB	6,530,509	27,036
RCKB	Rockville Financial, Inc	CT	1,569,832	147,474	146,404	(0.06)	(0.07)	(0.54)	(0.65)	NASDAQ	19,555,655	177,956
SIFI	SI Financial Group, Inc	CT	864,520	72,548	68,264	(0.39)	(0.42)	(4.21)	(4.62)	NASDAQ	11,800,445	47,202
ACFC	Atlantic Coast Federal Corp	GA	995,051	80,857	78,046	(0.61)	(0.64)	(6.77)	(7.14)	NASDAQ	13,444,436	37,644
CHFN	Charter Financial Corp	GA	797,328	104,113	98,866	0.71	0.15	4.75	1.02	NASDAQ	18,675,299	163,409
HBOS	Heritage Financial Group	GA	490,992	62,421	61,421	(0.09)	(0.12)	(0.71)	(0.96)	NASDAQ	11,452,344	91,218
WCFB	Webster City Federal Bancorp	IA	92,043	14,755	14,755	N/A	N/A	N/A	N/A	NASDAQ	N/A	N/A
AJSB	AJS Bancorp, Inc	IL	237,676	27,728	27,728	(0.72)	(0.72)	(6.32)	(6.32)	OTC BB	2,024,715	27,334
BFFI	Ben Franklin Financial, Inc	IL	126,179	15,274	15,274	(0.17)	(0.17)	(1.26)	(1.26)	OTC BB	1,960,442	10,292
JXSB	Jacksonville Bancorp, Inc	IL	297,792	26,877	23,589	0.56	0.56	7.19	7.19	NASDAQ	1,920,817	17,287
MFDB	Mutual Federal Bancorp, Inc	IL	70,848	24,031	24,031	(1.54)	(1.54)	(4.39)	(4.39)	OTC BB	3,334,273	26,007
OTTW	Ottawa Savings Bancorp, Inc	IL	202,577	22,170	22,044	0.24	0.22	2.25	2.07	OTC BB	2,123,017	19,107
SUGR	Sugar Creek Financial Corp	IL	92,774	9,233	9,233	0.31	0.31	2.99	2.99	OTC BB	900,107	7,651
LPSB	Laporte Bancorp, Inc	IN	379,803	47,158	37,209	(0.02)	0.21	(0.15)	1.66	NASDAQ	4,635,663	23,021
MSVB	Mid-Southern Savings Bank, Federal Sa	IN	176,857	18,657	18,657	N/A	N/A	N/A	N/A	OTC BB	1,467,360	16,875
UCBA	United Community Bancorp	IN	401,614	55,602	55,602	0.24	0.26	1.63	1.78	NASDAQ	7,867,974	47,208
CFFN	Capitol Federal Financial	KS	8,269,881	916,391	916,391	0.80	0.80	7.29	7.29	NASDAQ	74,091,055	2,801,383
KFFB	Kentucky First Federal Bancorp	KY	239,894	58,832	43,943	0.52	0.52	2.17	2.17	NASDAQ	7,872,134	80,847
HFBL	Home Federal Bancorp, Inc	LA	149,456	32,135	32,135	0.04	(0.02)	0.21	(0.10)	OTC BB	3,377,600	21,110
MDNB	Minden Bancorp, Inc	LA	125,863	20,743	20,743	0.98	0.98	5.83	5.83	OTC BB	1,374,593	31,959
GTWN	Georgetown Bancorp, Inc	MA	204,613	17,193	17,193	(0.10)	(0.10)	(1.12)	(1.12)	OTC BB	2,638,387	9,498
EBSB	Meridian Interstate Bancorp	MA	1,128,767	187,046	187,046	(0.27)	(0.39)	(1.53)	(2.23)	NASDAQ	22,586,000	190,174
SERC	Service Bancorp, Inc	MA	373,518	18,981	18,981	(2.25)	(2.22)	(41.48)	(40.85)	OTC BB	1,678,814	44,489
BVFL	BV Financial, Inc	MD	161,645	16,486	12,238	(0.04)	(0.04)	(0.42)	(0.42)	OTC BB	2,386,245	7,517
SFBI	SFSB, Inc	MD	183,847	18,837	18,837	(1.33)	(1.33)	(11.30)	(11.30)	OTC BB	2,672,652	12,695
ABBB	Auburn Bancorp, Inc	ME	73,108	5,817	5,817	(0.01)	(0.01)	(0.15)	(0.15)	OTC BB	503,284	4,957
MSFN	Mainstreet Financial Corp	MI	114,117	4,880	4,221	(1.79)	(1.79)	(32.25)	(32.25)	OTC BB	756,068	756
EBMT	Eagle Bancorp	MT	295,384	26,271	24,390	0.85	1.13	9.40	12.51	OTC BB	1,075,312	24,732
ASFE	AF Financial Group	NC	277,711	15,776	15,776	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
WAKE	First Federal of South Carolina	NC	108,296	20,966	20,966	1.20	1.20	6.33	6.33	OTC BB	1,157,628	20,027
COBK	Colonial Bankshares, Inc	NJ	538,833	42,075	42,075	0.29	0.34	3.73	4.33	NASDAQ	4,425,021	29,205

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
DLNO	Delanco Bancorp, Inc	NJ	135,661	12,053	12,053	(1.37)	(1.37)	(13.75)	(13.75)	OTC BB	1,634,725	2,452
ISBC	Investors Bancorp, Inc	NJ	7,366,833	766,859	766,859	(1.00)	0.56	(8.18)	4.57	NASDAQ	109,052,929	923,678
KRNY	Kearny Financial Corp	NJ	2,109,391	477,960	395,697	0.30	0.31	1.30	1.35	NASDAQ	69,530,300	728,678
LPBC	Lincoln Park Bancorp	NJ	138,229	13,210	13,210	0.03	0.07	0.31	0.65	OTC BB	1,803,245	5,861
MGYR	Magyar Bancorp, Inc	NJ	557,059	42,940	42,940	(1.21)	(1.32)	(13.24)	(14.47)	NASDAQ	5,767,434	25,953
MSBF	MSB Financial Corporation	NJ	349,943	41,698	41,698	0.16	0.16	1.17	1.17	NASDAQ	5,367,021	42,453
NFBK	Northfield Bancorp, Inc.	NJ	1,816,552	391,065	374,906	0.82	0.87	3.44	3.64	NASDAQ	45,257,961	494,670
OSHC	Ocean Shore Holding Company	NJ	699,980	64,578	64,578	0.47	0.71	4.83	7.31	NASDAQ	8,323,374	56,599
ORIT	Oritani Financial Corp	NJ	1,792,393	242,173	242,173	0.37	0.48	2.06	2.72	NASDAQ	37,232,662	521,257
ROMA	Roma Financial Corp	NJ	1,171,359	212,239	212,239	0.43	0.43	1.99	1.99	NASDAQ	30,888,253	400,003
WAWL	Wawel Savings Bank	NJ	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
ALMG	Alamogordo Financial Corp	NM	157,747	27,976	27,976	0.43	0.43	2.41	2.41	OTC BB	N/A	N/A
BFSB	Brooklyn Federal Bancorp, Inc	NY	515,942	87,095	87,095	1.15	1.15	6.17	6.17	NASDAQ	12,899,188	142,278
FLTB	Flatbush Federal Bancorp, Inc	NY	151,080	15,020	15,020	0.32	0.32	3.07	3.07	OTC BB	2,736,907	8,649
FSBC	FSB Community Bankshares, Inc	NY	199,367	20,389	20,389	0.09	0.09	0.91	0.91	OTC BB	1,785,000	8,925
GOVB	Gouverneur Bancorp, Inc	NY	134,609	20,821	20,821	0.74	0.74	4.77	4.78	OTC BB	2,299,384	18,740
GCBC	Greene County Bancorp, Inc	NY	458,587	39,094	39,094	0.96	0.96	10.38	10.38	NASDAQ	4,105,312	46,965
HTWC	Hometown Bancorp, Inc	NY	151,701	18,965	18,965	0.43	0.43	3.19	3.19	OTC BB	2,326,939	9,075
LSBK	Lake Shore Bancorp, Inc	NY	414,051	54,430	54,430	0.32	0.32	2.27	2.27	NASDAQ	6,210,748	42,792
NECB	Northeast Community Bancorp, Inc	NY	458,109	110,899	108,955	0.53	0.53	1.89	1.89	NASDAQ	13,225,000	98,526
ONFC	Oneida Financial Corp	NY	549,246	50,411	25,335	(0.18)	(0.22)	(1.74)	(2.09)	NASDAQ	7,791,121	61,550
PBHC	Pathfinder Bancorp, Inc	NY	361,580	19,810	15,970	0.18	0.57	2.96	9.54	NASDAQ	2,484,832	11,803
SCAY	Seneca-Cayuga Bancorp, Inc	NY	181,477	16,766	16,410	(0.25)	(0.25)	(2.22)	(2.22)	OTC BB	2,336,300	9,345
CHEV	Cheviot Financial Corp	OH	341,058	68,169	68,169	0.49	0.49	2.38	2.38	NASDAQ	8,872,504	60,244
GVFF	Greenville Federal Financial Corp	OH	121,521	18,614	18,614	(3.60)	(3.60)	(21.28)	(21.28)	OTC BB	2,297,851	8,962
TFSL	TFS Financial Corp	OH	10,644,880	1,772,707	1,737,834	0.36	0.36	1.97	1.97	NASDAQ	309,368,750	3,752,643
ALLB	Alliance Bancorp, Inc of Pennsylvania	PA	428,044	49,009	49,009	0.23	0.31	1.96	2.63	NASDAQ	6,907,676	54,053
BNCL	Beneficial Mutual Bancorp, Inc	PA	4,049,496	620,311	485,755	0.41	0.30	2.54	1.87	NASDAQ	82,264,457	810,305
EKFC	Eureka Financial Corp	PA	111,372	13,486	13,486	(7.32)	(7.32)	(51.72)	(51.72)	OTC BB	1,252,875	N/A
FFCO	FedFirst Financial Corp	PA	340,936	40,089	39,009	(0.62)	(0.63)	(5.03)	(5.10)	NASDAQ	6,336,775	22,179
FXCB	Fox Chase Bancorp, Inc	PA	1,134,496	123,920	123,164	0.17	0.16	1.20	1.18	NASDAQ	13,977,520	132,088
MLVF	Malvern Federal Bancorp, Inc.	PA	681,476	69,591	69,591	0.23	0.23	2.43	2.43	NASDAQ	6,152,500	55,065
NWSB	Northwest Bancorp, Inc	PA	7,041,851	624,405	440,232	0.69	0.81	7.70	9.02	NASDAQ	48,508,518	819,794
PBCP	Polonia Bancorp	PA	223,229	23,418	23,418	(0.14)	(0.14)	(1.29)	(1.29)	OTC BB	3,161,060	23,708

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 29, 2009

			ASSETS AND EQUITY			PROFITABILITY						
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBIP	Prudential Bancorp, Inc of Pennsylvania	PA	514,650	64,352	64,352	(1.05)	(0.04)	(7.05)	(0.29)	NASDAQ	11,069,866	130,292
WMPN	William Penn Bancorp, Inc	PA	300,634	46,518	46,518	0.78	0.91	5.43	6.29	OTC BB	3,641,018	47,333
FSGB	First Federal of South Carolina, Federal	SC	N/A	N/A	N/A	N/A	N/A	N/A	N/A	OTC BB	N/A	N/A
VPFG	Viewpoint Financial Group	TX	2,236,620	195,939	193,775	(0.18)	(0.18)	(1.72)	(1.72)	NASDAQ	24,929,157	299,898
SNFL	Sound Financial, Inc	WA	303,410	25,518	24,576	0.12	0.12	1.26	1.26	OTC BB	2,896,091	19,983
GFCJ	Guaranty Financial Corp	WI	1,593,868	138,893	130,880	(1.55)	0.00	(16.82)	0.00	OTC BB	1,867,431	29,879
WSBF	Waterstone Financial, Inc	WI	1,923,186	169,978	169,978	(1.67)	(1.67)	(15.84)	(15.84)	NASDAQ	31,249,897	63,750
ALL MUTUAL HOLDING COMPANIES												
	AVERAGE		1,010,455	127,278	119,643	(0.15)	(0.08)	(1.89)	(1.15)		17,281,628	208,174
	MEDIAN		373,518	42,075	39,094	0.17	0.22	1.23	1.51		5,367,021	39,727
	HIGH		10,644,880	1,772,707	1,737,834	1.20	1.20	10.38	12.51		309,368,750	3,752,643
	LOW		70,848	4,880	4,221	(7.32)	(7.32)	(51.72)	(51.72)		503,284	756

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT FIRST STAGE MUTUAL HOLDING COMPANY OFFERINGS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	1 Day % Change	1 Week After IPO ($)	1 Week % Change	1 Mo. After IPO ($)	1 Month % Change	**Closing Price on 05/29/09 ($)**	**05/29/09 % Change From IPO Price**
SNFL	Sound Financial Inc. (MHC)	WA	01/09/08	10.00	9.00	(10.00)	9.00	(10.00)	9.15	(8.50)	**6.75**	**(32.50)**
EBSB	Meridian Interstate Bncp (MHC)	MA	01/23/08	10.00	9.60	(4.00)	9.48	(5.20)	9.51	(4.90)	**8.45**	**(15.50)**
WMPN	William Penn Bncp Inc. (MHC)	PA	04/16/08	10.00	11.75	17.50	12.50	25.00	13.75	37.50	**13.00**	**30.00**
MLVF	Malvern Federal Bncp Inc (MHC)	PA	05/20/08	10.00	10.98	9.80	11.00	10.00	11.00	10.00	**10.05**	**0.50**
ABBB	Auburn Bancorp Inc. (MHC)	ME	08/18/08	10.00	10.00	0.00	9.50	(5.00)	9.50	(5.00)	**9.85**	**(1.50)**
			AVERAGE			**2.66**		**2.96**		**5.82**		**(3.80)**
			MEDIAN			**0.00**		**(5.00)**		**(4.90)**		**(1.50)**
			HIGH			**17.50**		**25.00**		**37.50**		**30.00**
			LOW			**(10.00)**		**(10.00)**		**(8.50)**		**(32.50)**

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF CULLMAN SAVINGS BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION - MUTUAL HOLDING COMPANIES

				Number of Offices	Exchange	IPO Date	Total Assets ($000)	Equity/ Assets ($000)	Net Interest Margin (%)	Core ROAA (%)
KFFB	Kentucky First Federal (MHC)	Hazard	KY	4	NASDAQ	03/03/2005	239,894	24.52	2.76	0.52
FFCO	FedFirst Financial Corp. (MHC)	Monessen	PA	9	NASDAQ	04/07/2005	340,936	11.76	2.73	(0.63)
CHEV	Cheviot Financial (MHC)	Cincinnati	OH	6	NASDAQ	01/06/2004	341,058	19.99	3.18	0.49
MSBF	MSB Financial Corp. (MHC)	Millington	NJ	5	NASDAQ	01/05/2007	349,943	11.92	2.87	0.16
PBHC	Pathfinder Bancorp Inc. (MHC)	Oswego	NY	8	NASDAQ	11/16/1995	361,580	5.48	3.48	0.57
LPSB	LaPorte Bancorp Inc (MHC)	La Porte	IN	8	NASDAQ	10/15/2007	379,803	12.42	3.09	0.21
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	6	NASDAQ	03/31/2006	401,614	13.84	3.25	0.26
LSBK	Lake Shore Bancorp Inc. (MHC)	Dunkirk	NY	9	NASDAQ	04/04/2006	414,051	13.15	3.18	0.32
ALLB	Alliance Bancorp of Penn (MHC)	Broomall	PA	9	NASDAQ	03/03/1995	428,044	11.45	2.79	0.31
JXSB	Jacksonville Bancorp (MHC)	Jacksonville	IL	7	NASDAQ	04/21/1995	431,987	6.22	2.90	(0.15)
NECB	Northeast Community Bncp (MHC)	White Plains	NY	6	NASDAQ	07/06/2006	458,109	24.21	3.68	0.53
GCBC	Greene County Bncp Inc. (MHC)	Catskill	NY	11	NASDAQ	12/30/1998	458,587	8.52	4.00	0.96
HBOS	Heritage Financial Group (MHC)	Albany	GA	8	NASDAQ	06/30/2005	490,992	12.71	3.27	(0.12)
PBIP	Prudential Bncp Inc. PA (MHC)	Philadelphia	PA	7	NASDAQ	03/30/2005	514,650	12.50	2.88	(0.04)
BFSB	Brooklyn Federal Bancorp (MHC)	Brooklyn	NY	5	NASDAQ	04/06/2005	515,942	16.88	4.78	1.15
COBK	Colonial Bkshrs Inc. (MHC)	Vineland	NJ	8	NASDAQ	06/30/2005	538,833	7.81	2.59	0.34
NVSL	Naugatuck Valley Finl (MHC)	Naugatuck	CT	11	NASDAQ	10/01/2004	542,734	8.78	3.08	0.34
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	16	NASDAQ	12/30/1998	549,246	9.18	3.50	(0.22)
MGYR	Magyar Bancorp Inc. (MHC)	New Brunswick	NJ	5	NASDAQ	01/24/2006	557,059	7.71	3.05	(1.32)
PSBH	PSB Holdings Inc. (MHC)	Putnam	CT	7	NASDAQ	10/05/2004	570,659	7.25	2.91	0.61
MLVF	Malvern Federal Bncp Inc (MHC)	Paoli	PA	8	NASDAQ	05/20/2008	681,476	10.21	2.71	0.23
OSHC	Ocean Shore Holding Co. (MHC)	Ocean City	NJ	9	NASDAQ	12/22/2004	699,980	9.23	3.18	0.71
SIFI	SI Financial Group Inc. (MHC)	Willimantic	CT	22	NASDAQ	10/01/2004	864,520	8.39	3.09	(0.42)
KFED	K-Fed Bancorp (MHC)	Covina	CA	9	NASDAQ	03/31/2004	881,196	10.44	2.64	0.58
CSBK	Clifton Svngs Bncp Inc. (MHC)	Clifton	NJ	10	NASDAQ	03/04/2004	959,770	18.04	2.27	0.56
ACFC	Atlantic Coast Fed Corp (MHC)	Waycross	GA	12	NASDAQ	10/05/2004	995,051	8.13	2.51	(0.64)
EBSB	Meridian Interstate Bncp (MHC)	East Boston	MA	14	NASDAQ	01/23/2008	1,128,767	16.57	2.78	(0.39)
FXCB	Fox Chase Bancorp Inc. (MHC)	Hatboro	PA	11	NASDAQ	10/02/2006	1,134,496	10.92	2.69	0.16
ROMA	Roma Financial Corp. (MHC)	Robbinsville	NJ	16	NASDAQ	07/12/2006	1,171,359	18.12	3.12	0.43
RCKB	Rockville Financial Inc. (MHC)	Vernon Rockville	CT	21	NASDAQ	05/23/2005	1,569,832	9.39	3.19	(0.07)
ORIT	Oritani Financial Corp. (MHC)	Township of Wash.	NJ	22	NASDAQ	01/24/2007	1,792,393	13.51	2.92	0.48
NFBK	Northfield Bancorp Inc. (MHC)	Avenel	NJ	18	NASDAQ	11/08/2007	1,816,552	21.53	3.27	0.87
WSBF	Waterstone Financial Inc (MHC)	Wauwatosa	WI	10	NASDAQ	10/05/2005	1,923,186	8.84	2.43	(1.67)
KRNY	Kearny Financial Corp. (MHC)	Fairfield	NJ	27	NASDAQ	02/24/2005	2,109,391	22.66	2.79	0.31
VPFG	ViewPoint Financial Grp (MHC)	Plano	TX	31	NASDAQ	10/03/2006	2,236,620	8.76	2.98	(0.18)
BNCL	Beneficial Mutual Bncp (MHC)	Philadelphia	PA	72	NASDAQ	07/16/2007	4,049,496	15.32	3.39	0.30
NWSB	Northwest Bancorp Inc. (MHC)	Warren	PA	168	NASDAQ	11/07/1994	7,041,851	8.87	3.59	0.81
ISBC	Investors Bancorp Inc. (MHC)	Short Hills	NJ	55	NASDAQ	10/12/2005	7,366,833	10.41	2.45	0.56
CFFN	Capitol Federal Finl (MHC)	Topeka	KS	40	NASDAQ	04/01/1999	8,269,881	11.08	2.10	0.80
TFSL	TFS Financial Corp (MHC)	Cleveland	OH	38	NASDAQ	04/23/2007	10,644,880	16.65	2.24	0.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	CULLMAN BANCORP, INC.	**Cullman**	**AL**	**2**	**-**	**-**	**214,212**	**200,042**	**167,159**	**4**	**134,860**	**25,963**
COMPARABLE GROUP												
ALLB	Alliance Bancorp, Inc of Pennsylvania	Broomall	PA	10	NASDAQ	03/03/95	428,044	402,986	281,964	0	335,688	49,009
CHEV	Cheviot Financial Corp	Cheviot	OH	7	NASDAQ	01/06/04	341,058	325,085	258,686	0	227,492	68,169
GCBC	Greene County Bancorp, Inc	Catskill	NY	9	NASDAQ	12/30/98	458,587	431,645	264,438	0	398,130	39,094
KFFB	Kentucky First Federal Bancorp	Hazard	KY	1	NASDAQ	03/03/05	239,894	217,789	188,057	14,889	138,428	58,832
LSBK	Lake Shore Bancorp, Inc	Dunkirk	NY	9	NASDAQ	04/04/06	414,051	385,919	248,156	0	300,656	54,430
LPSB	Laporte Bancorp. Inc	La Porte	IN	9	NASDAQ	10/15/07	379,803	339,563	224,365	9,949	250,459	47,158
MSBF	MSB Financial Corporation	Millington	NJ	6	NASDAQ	01/05/07	349,943	327,249	268,118	0	269,385	41,698
NECB	Northeast Community Bancorp, Inc	White Plains	NY	6	NASDAQ	07/06/06	458,109	433,190	384,538	1,944	288,812	110,899
PBHC	Pathfinder Bancorp, Inc	Oswego	NY	9	NASDAQ	11/16/95	361,580	332,443	245,426	3,840	293,030	19,810
UCBA	United Community Bancorp	Lawrenceburg	IN	6	NASDAQ	03/31/06	401,614	342,969	278,464	0	339,085	55,602
	Average			7.20			383,268	353,884	264,221	3,062	284,117	54,470
	Median			8.00			390,709	341,266	261,562	0	290,921	51,720
	High			10.00			458,587	433,190	384,538	14,889	398,130	110,899
	Low			1.00			239,894	217,789	188,057	0	138,428	19,810

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
	CULLMAN BANCORP, INC.	**214,212**	**10.50**	**3.25**	**78.03**	**0.28**	**0.37**	**< 0.01**	**7.84**	**0.63**	**93.39**	**86.98**	**< 0.01**
COMPARABLE GROUP													
ALLB	Alliance Bancorp, Inc of Pennsylvania	428,044	21.80	6.99	65.87	0.76	0.37	0.00	3.87	2.52	93.14	83.08	0.00
CHEV	Cheviot Financial Corp	341,058	17.13	3.25	75.85	0.29	0.61	0.00	1.25	0.82	94.11	77.87	0.00
GCBC	Greene County Bancorp, Inc	458,587	18.70	19.51	57.66	0.72	0.02	0.00	0.14	0.40	92.35	80.15	0.00
KFFB	Kentucky First Federal Bancorp	239,894	12.61	0.00	78.39	0.28	0.04	6.21	1.26	1.04	91.77	75.43	0.00
LSBK	Lake Shore Bancorp, Inc	414,051	34.77	0.00	59.93	0.37	0.06	0.00	2.88	0.46	90.74	78.12	0.00
LPSB	Laporte Bancorp. Inc	379,803	9.38	21.80	59.07	0.65	0.18	2.62	3.90	1.69	86.93	77.86	0.09
MSBF	MSB Financial Corporation	349,943	18.00	0.00	76.62	0.36	0.00	0.00	1.75	2.38	89.45	79.65	0.00
NECB	Northeast Community Bancorp, Inc	458,109	10.84	0.00	83.94	0.42	0.12	0.42	2.61	0.92	90.55	67.62	0.00
PBHC	Pathfinder Bancorp, Inc	361,580	25.77	0.00	67.88	0.71	0.11	1.06	2.73	0.71	90.89	84.28	0.00
UCBA	United Community Bancorp	401,614	19.01	6.45	69.34	1.06	0.68	0.00	2.61	2.46	93.09	84.24	0.00
	Average	383,268	18.80	5.80	69.46	0.56	0.22	1.03	2.30	1.34	91.30	78.83	0.01
	Median	390,709	18.35	1.62	68.61	0.54	0.11	0.00	2.61	0.98	91.33	78.88	0.00
	High	458,587	34.77	21.80	83.94	1.06	0.68	6.21	3.90	2.52	94.11	84.28	0.09
	Low	239,894	9.38	0.00	57.66	0.28	0.00	0.00	0.14	0.40	86.93	67.62	0.00
ALL THRIFTS													
	Average	2,417,116	10.26	10.19	73.56	0.83	0.39	0.82	4.69	2.03	92.14	81.76	0.11
SOUTHEAST THRIFTS													
	Average	1,652,686	10.92	7.18	74.92	1.02	0.86	0.60	5.15	3.27	92.75	84.03	0.03
ALABAMA THRIFTS													
	Average	1,101,974	8.26	9.76	71.59	0.60	1.39	2.04	7.23	2.26	86.82	76.30	0.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
	CULLMAN BANCORP, INC.	**188,249**	**25,963**	**62.96**	**24.43**	**5.00**	**0.00**	**12.12**	**(0.09)**	**12.21**	**12.12**	**12.21**	**12.21**	**17.57**
COMPARABLE GROUP														
ALLB	Alliance Bancorp, Inc.	379,035	49,009	78.42	8.65	1.47	0.00	0.02	(0.18)	6.81	11.45	11.45	10.70	17.44
CHEV	Cheviot Financial Corp	272,889	68,169	66.70	12.61	0.42	0.00	0.03	(0.06)	11.80	19.99	19.99	16.50	33.02
GCBC	Greene County Bancorp, Inc	419,493	39,094	86.82	4.14	0.52	0.00	0.09	0.10	6.38	8.52	8.52	7.65	16.04
KFFB	Kentucky First Federal Bancorp	181,062	58,832	57.70	16.80	0.88	0.00	0.04	0.04	13.50	24.52	19.53	NA	N/A
LSBK	Lake Shore Bancorp, Inc	359,621	54,430	72.61	12.31	1.40	0.00	0.02	0.31	7.93	13.15	13.15	10.98	21.23
LPSB	Laporte Bancorp. Inc	332,645	47,158	65.94	20.80	0.84	0.00	0.01	0.27	7.00	12.42	10.06	9.94	16.47
MSBF	MSB Financial Corporation	308,245	41,698	76.98	10.41	0.58	0.00	0.16	(0.00)	6.04	11.92	11.92	9.07	14.62
NECB	Northeast Community Bancorp, Inc	347,210	110,899	63.04	11.02	0.71	0.00	0.03	(0.04)	12.60	24.21	23.88	17.47	28.56
PBHC	Pathfinder Bancorp, Inc	341,770	19,810	81.04	11.77	1.71	0.00	0.01	(0.94)	6.02	5.48	4.46	6.49	11.26
UCBA	United Community Bancorp	346,012	55,602	84.43	1.02	0.64	0.00	0.01	0.07	7.17	13.84	13.84	12.61	20.07
	Average	328,798	54,470	73.37	10.95	0.92	0.00	0.04	-0.04	8.53	14.55	13.68	11.27	19.86
	Median	343,891	51,720	74.80	11.39	0.77	0.00	0.02	0.02	7.09	12.78	12.54	10.70	17.44
	High	419,493	110,899	86.82	20.80	1.71	0.00	0.16	0.31	13.50	24.52	23.88	17.47	33.02
	Low	181,062	19,810	57.70	1.02	0.42	0.00	0.01	-0.94	6.02	5.48	4.46	6.49	11.26
ALL THRIFTS														
	Average	2,169,804	244,025	57.71	30.72	1.36	0.13	9.97	(0.28)	4.80	10.39	9.64	9.67	13.59
SOUTHEAST THRIFTS														
	Average	1,542,078	92,552	60.61	31.15	1.55	0.07	5.53	(0.17)	4.16	9.14	8.57	10.31	12.42
ALABAMA THRIFTS														
	Average	981,860	120,113	72.23	16.24	0.64	0.00	10.90	(0.23)	2.86	10.24	8.31	8.86	10.32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																	
	CULLMAN BANCORP, INC.	**12,972**	**6,428**	**6,544**	**220**	**140**	**771**	**0**	**0**	**6,661**	**0**	**434**	**727**	**(293)**	**0**	**(293)**	**1,661**
COMPARABLE GROUP																	
ALLB	Alliance Bancorp, Inc.	22,027	10,897	11,129	495	0	1,250	0	0	10,462	0	746	(228)	974	0	974	1,311
CHEV	Cheviot Financial Corp	17,859	7,905	9,954	742	0	672	0	0	7,611	0	2,273	661	1,612	0	1,612	1,612
GCBC	Greene County Bancorp, Inc	21,959	6,871	15,088	1,896	0	6,345	0	0	13,265	0	6,036	2,198	3,838	0	3,838	3,838
KFFB	Kentucky First Federal Bancorp	12,347	6,117	6,230	15	0	224	0	0	4,523	0	1,916	622	1,294	0	1,294	1,294
LSBK	Lake Shore Bancorp, Inc	19,810	8,580	11,230	511	0	2,489	0	0	9,791	0	1,483	266	1,217	0	1,217	1,217
LPSB	Laporte Bancorp. Inc	18,966	8,940	10,026	1,158	263	2,419	408	0	10,458	0	(477)	(405)	(72)	0	(72)	777
MSBF	MSB Financial Corporation	16,626	8,179	8,447	263	0	503	0	0	7,888	0	799	297	502	0	502	502
NECB	Northeast Community Bancorp, Inc	22,570	8,811	13,759	461	0	1,703	0	0	11,755	0	3,242	1,162	2,080	0	2,080	2,080
PBHC	Pathfinder Bancorp, Inc	18,280	7,304	10,976	810	(2,104)	2,750	0	0	9,983	0	829	214	615	0	615	1,983
UCBA	United Community Bancorp	20,415	8,592	11,823	2,413	(127)	2,878	0	0	10,267	0	1,793	870	923	0	923	1,006
	Average	19,086	8,220	10,866	876	(197)	2,123	41	0	9,600	0	1,864	566	1,298	0	1,298	1,562
	Median	19,388	8,380	11,053	627	0	2,061	0	0	10,125	0	1,638	460	1,096	0	1,096	1,303
	High	22,570	10,897	15,088	2,413	263	6,345	408	0	13,265	0	6,036	2,198	3,838	0	3,838	3,838
	Low	12,347	6,117	6,230	15	(2,104)	224	0	0	4,523	0	(477)	(405)	(72)	0	(72)	502
ALL THRIFTS																	
	Average	129,177	71,665	57,733	17,758	15,041	17,343	10,798	200	58,753	371	(12,400)	150	(11,985)	120	(11,802)	(5,476)
SOUTHEAST THRIFTS																	
	Average	95,574	55,061	40,513	26,643	5,310	19,753	264	475	52,995	74	(24,331)	(6,463)	(12,845)	833	(12,012)	(10,056)
ALABAMA THRIFTS																	
	Average	61,400	32,647	28,753	4,369	1,167	9,018	1,118	NA	32,484	76	(1,554)	(130)	(1,424)	0	(1,424)	183

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
CULLMAN BANCORP, INC.	**6.01**	**2.98**	**3.03**	**0.10**	**0.06**	**0.36**	**0.00**	**0.00**	**3.09**	**0.00**	**0.20**	**0.34**	**(0.14)**	**0.00**	**(0.14)**	**0.77**
COMPARABLE GROUP																
ALLB Alliance Bancorp, Inc.	5.21	2.58	2.63	0.12	0.00	0.30	0.00	0.00	2.47	0.00	0.18	(0.05)	0.23	0.00	0.23	0.31
CHEV Cheviot Financial Corp	5.45	2.41	3.04	0.23	0.00	0.21	0.00	0.00	2.32	0.00	0.69	0.20	0.49	0.00	0.49	0.49
GCBC Greene County Bancorp, Inc	5.51	1.72	3.78	0.48	0.00	1.59	0.00	0.00	3.33	0.00	1.51	0.55	0.96	0.00	0.96	0.96
KFFB Kentucky First Federal Bancorp	4.98	2.47	2.51	0.01	0.00	0.09	0.00	0.00	1.82	0.00	0.77	0.25	0.52	0.00	0.52	0.52
LSBK Lake Shore Bancorp, Inc	5.20	2.25	2.95	0.13	0.00	0.65	0.00	0.00	2.57	0.00	0.39	0.07	0.32	0.00	0.32	0.32
LPSB Laporte Bancorp. Inc	5.16	2.43	2.73	0.32	0.07	0.66	0.11	0.00	2.85	0.00	(0.13)	(0.11)	(0.02)	0.00	(0.02)	0.21
MSBF MSB Financial Corporation	5.30	2.61	2.69	0.08	0.00	0.16	0.00	0.00	2.52	0.00	0.25	0.09	0.16	0.00	0.16	0.16
NECB Northeast Community Bancorp, Inc	5.73	2.24	3.49	0.12	0.00	0.43	0.00	0.00	2.98	0.00	0.82	0.29	0.53	0.00	0.53	0.53
PBHC Pathfinder Bancorp, Inc	5.28	2.11	3.17	0.23	(0.61)	0.79	0.00	0.00	2.89	0.00	0.24	0.06	0.18	0.00	0.18	0.57
UCBA United Community Bancorp	5.30	2.23	3.07	0.63	(0.03)	0.75	0.00	0.00	2.66	0.00	0.47	0.23	0.24	0.00	0.24	0.26
Average	5.31	2.30	3.01	0.23	(0.06)	0.56	0.01	0.00	2.64	0.00	0.52	0.16	0.36	0.00	0.36	0.43
Median	5.29	2.33	2.99	0.18	0.00	0.54	0.00	0.00	2.62	0.00	0.43	0.15	0.28	0.00	0.28	0.41
High	5.73	2.61	3.78	0.63	0.07	1.59	0.11	0.00	3.33	0.00	1.51	0.55	0.96	0.00	0.96	0.96
Low	4.98	1.72	2.51	0.01	(0.61)	0.09	0.00	0.00	1.82	0.00	(0.13)	(0.11)	(0.02)	0.00	(0.02)	0.16
ALL THRIFTS																
Average	5.78	2.93	2.84	0.74	0.59	0.72	0.44	0.00	2.45	0.02	(0.51)	0.01	(0.50)	0.00	(0.98)	(0.44)
SOUTHEAST THRIFTS																
Average	5.87	3.09	2.78	1.59	0.32	1.18	0.02	0.01	3.17	0.00	(1.45)	(0.39)	(0.77)	0.05	(0.72)	(0.58)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

	Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT								
CULLMAN BANCORP, INC.	**6.42**	**3.42**	**3.00**	**3.24**	**(0.14)**	**0.77**	**(1.12)**	**6.34**
COMPARABLE GROUP								
ALLB Alliance Bancorp, Inc of Pennsylvania	5.52	3.10	2.42	2.79	0.23	0.31	1.96	2.63
CHEV Cheviot Financial Corp	5.70	3.07	2.63	3.18	0.49	0.49	2.38	2.38
GCBC Greene County Bancorp, Inc	5.83	2.15	3.68	4.00	0.96	0.96	10.38	10.38
KFFB Kentucky First Federal Bancorp	5.46	3.29	2.17	2.76	0.52	0.52	2.17	2.17
LSBK Lake Shore Bancorp, Inc	5.60	2.85	2.75	3.18	0.32	0.32	2.27	2.27
LPSB Laporte Bancorp. Inc	5.84	3.07	2.77	3.09	(0.02)	0.21	(0.15)	1.66
MSBF MSB Financial Corporation	5.65	3.17	2.48	2.87	0.16	0.16	1.17	1.17
NECB Northeast Community Bancorp, Inc	6.03	3.26	2.77	3.68	0.53	0.53	1.89	1.89
PBHC Pathfinder Bancorp, Inc	5.79	2.48	3.31	3.48	0.18	0.57	2.96	9.54
UCBA United Community Bancorp	5.62	2.64	2.98	3.25	0.24	0.26	1.63	1.78
Average	5.70	2.91	2.80	3.23	0.36	0.43	2.67	3.59
Median	5.68	3.07	2.76	3.18	0.28	0.41	2.07	2.22
High	6.03	3.29	3.68	4.00	0.96	0.96	10.38	10.38
Low	5.46	2.15	2.17	2.76	(0.02)	0.16	(0.15)	1.17
ALL THRIFTS								
Average	6.41	3.73	2.68	3.05	(0.49)	(0.22)	(4.71)	(2.12)
SOUTHEAST THRIFTS								
Average	6.58	3.85	2.73	3.01	(0.72)	(0.58)	(11.40)	(9.15)
ALABAMA THRIFTS								
Average	6.59	3.74	2.86	2.99	(0.14)	(0.14)	(3.94)	(2.76)

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

	DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
	12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT									
CULLMAN BANCORP, INC.	**0.00**	**0.00**	**0.00**	**0.00**	**0.36**	**0.44**	**0.71**	**0.18**	**NM**
COMPARABLE GROUP									
ALLB Alliance Bancorp, Inc.	0	0.21	2.68	149.12	1.14	29.98	0.00	N/A	(30.56)
CHEV Cheviot Financial Corp	0	0.37	5.45	199.33	0.39	35.91	0.27	N/A	29.08
GCBC Greene County Bancorp, Inc	0	0.67	5.86	71.57	1.23	179.04	0.17	452.51	36.41
KFFB Kentucky First Federal Bancorp	0	0.40	3.89	235.15	0.35	26.69	0.06	N/A	32.46
LSBK Lake Shore Bancorp, Inc	0	0.20	2.90	98.23	0.62	79.96	0.06	384.21	17.94
LPSB Laporte Bancorp, Inc	0	0.00	0.00	0.00	1.11	38.69	0.18	295.41	84.91
MSBF MSB Financial Corporation	0	0.12	1.52	126.36	0.46	15.13	0.02	626.19	37.17
NECB Northeast Community Bancorp, Inc	0	0.12	1.61	73.72	0.50	45.37	0.01	1,317.14	35.84
PBHC Pathfinder Bancorp, Inc	0	0.31	6.47	124.25	1.03	98.95	0.04	N/A	25.81
UCBA United Community Bancorp	0	0.00	0.00	0.00	1.51	43.13	1.42	59.08	48.52
Average	0.00	0.24	3.04	107.77	0.83	59.29	0.22	522.42	31.76
Median	0.00	0.21	2.79	111.24	0.83	40.91	0.06	418.36	34.15
High	0.00	0.67	6.47	235.15	1.51	179.04	1.42	1,317.14	84.91
Low	0.00	0.00	0.00	0.00	0.35	15.13	0.00	59.08	(30.56)
ALL THRIFTS									
Average	3.30	0.37	3.49	71.00	1.11	100.79	0.36	193.21	28.65
SOUTHEAST THRIFTS									
Average	0.17	0.26	1.95	34.28	1.33	81.24	0.54	155.05	29.58
ALABAMA THRIFTS									
Average	0.00	0.14	1.05	0.00	0.84	28.80	0.44	118.19	19.20

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SHARE AND MARKET DATA
Current Mutual Holding Company Structure

		Total Shares (000)	MHC Shares (000)	Minority Shares (000)	Minority Ownership (%)	Share Price ($)	Price/ Earnings (X)	Price/ Core Earnings (X)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Assets (%)
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc of Pennsylvania	6,907,676	3,973,897	2,933,779	42.47%	8.43	55.57	44.42	110.12	110.12	13.12
CHEV	Cheviot Financial Corp	8,872,504	5,455,313	3,417,191	38.51%	9.20	36.58	50.64	88.64	88.64	18.39
GCBC	Greene County Bancorp, Inc	4,105,312	2,304,632	1,800,680	43.86%	14.90	12.22	15.94	120.25	120.25	10.09
KFFB	Kentucky First Federal Bancorp	7,872,134	4,727,938	3,144,196	39.94%	11.94	60.38	72.64	137.97	184.66	34.24
LSBK	Lake Shore Bancorp, Inc	6,210,748	3,636,875	2,573,873	41.44%	7.51	33.84	38.33	79.03	79.03	10.40
LPSB	Laporte Bancorp. Inc	4,635,663	2,522,013	2,113,650	45.60%	5.10	NM	30.43	49.17	62.79	6.58
MSBF	MSB Financial Corporation	5,367,021	3,091,340	2,275,681	42.40%	9.42	83.29	100.71	102.63	102.63	12.73
NECB	Northeast Community Bancorp, Inc	13,225,000	7,273,750	5,951,250	45.00%	9.00	45.77	57.22	89.85	90.90	22.62
PBHC	Pathfinder Bancorp, Inc	2,484,832	1,583,239	901,593	36.28%	7.90	19.19	9.90	60.49	74.16	3.80
UCBA	United Community Bancorp	7,867,974	4,655,200	3,212,774	40.83%	5.99	49.28	46.85	85.30	85.81	12.51
	Average						44.01	46.71	92.35	99.90	14.45
	Median						45.77	45.63	89.25	89.77	12.62
	High						83.29	100.71	137.97	184.66	34.24
	Low						12.22	9.90	49.17	62.79	3.80

EXHIBIT 46

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 47

COMPARABLE GROUP FINANCIAL AND PER SHARE DATA
Current Mutual Holding Company Structure

		Total Assets ($000)	Total Equity ($000)	Tangible Equity ($000)	Net Earnings ($000)	Core Earnings ($000)	Per Share: Assets ($)	Per Share: Book Value ($)	Per Share: Tangible Book Value ($)	Per Share: Net Earnings ($)	Per Share: Core Earnings ($)
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc of Pennsylvania	428,044	49,009	49,009	974	1,311	61.97	7.09	7.09	0.14	0.19
CHEV	Cheviot Financial Corp	341,058	68,169	68,169	1612	1,612	38.44	7.68	7.68	0.18	0.18
GCBC	Greene County Bancorp, Inc	458,587	39,094	39,094	3838	3,838	111.71	9.52	9.52	0.93	0.93
KFFB	Kentucky First Federal Bancorp	239,894	58,832	43,943	1294	1,294	30.47	7.47	5.58	0.16	0.16
LSBK	Lake Shore Bancorp, Inc	414,051	54,430	54,430	1217	1,217	66.67	8.76	8.76	0.20	0.20
LPSB	Laporte Bancorp. Inc	379,803	47,158	37,209	(72)	777	81.93	10.17	8.03	(0.02)	0.17
MSBF	MSB Financial Corporation	349,943	41,698	41,698	502	502	65.20	7.77	7.77	0.09	0.09
NECB	Northeast Community Bancorp, Inc	458,109	110,899	108,955	2080	2,080	34.64	8.39	8.24	0.16	0.16
PBHC	Pathfinder Bancorp, Inc	361,580	19,810	15,970	615	1,983	145.51	7.97	6.43	0.25	0.80
UCBA	United Community Bancorp	401,614	55,602	55,602	923	1,006	51.04	7.07	7.07	0.12	0.13
	Average	383,268	54,470	51,408	1298	1,562	68.76	8.19	7.62	0.22	0.30
	Median	390,709	51,720	46,476	1096	1,303	63.58	7.87	7.73	0.16	0.17
	High	458,587	110,899	108,955	3838	3,838	145.51	10.17	9.52	0.93	0.93
	Low	239,894	19,810	15,970	(72)	502	30.47	7.07	5.58	(0.02)	0.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

COMPARABLE GROUP SHARE AND MARKET DATA
Pro Forma Second Stage Conversion

		Share Price ($)	Per Share Assets ($)	Per Share Book Value ($)	Per Share Tangible Book Value ($)	Per Share Net Earnings ($)	Per Share Core Earnings ($)	Price/ Assets (%)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Earnings (X)	Price/ Core Earnings (X)
COMPARABLE GROUP												
ALLB	Alliance Bancorp, Inc of Pennsylvania	8.43	66.11	11.24	11.24	0.16	0.21	12.75	75.0	74.99	51.46	39.65
CHEV	Cheviot Financial Corp	9.20	43.28	12.52	12.52	0.21	0.21	21.26	73.5	73.48	44.17	44.17
GCBC	Greene County Bancorp, Inc	14.90	118.86	16.67	16.67	0.97	0.97	12.54	89.4	89.36	15.29	15.29
KFFB	Kentucky First Federal Bancorp	11.94	36.61	13.60	11.71	0.20	0.20	32.62	87.8	101.93	60.27	60.27
LSBK	Lake Shore Bancorp, Inc	7.51	70.43	12.52	12.52	0.22	0.22	10.66	60.0	59.97	34.67	34.67
LPSB	Laporte Bancorp. Inc	5.10	84.30	12.55	10.40	0.00	0.18	6.05	40.7	49.04	NM	28.23
MSBF	MSB Financial Corporation	9.42	69.84	12.41	12.41	0.12	0.12	13.49	75.9	75.92	79.13	79.13
NECB	Northeast Community Bancorp, Inc	9.00	38.87	12.62	12.47	0.18	0.18	23.15	71.3	72.17	49.85	49.85
PBHC	Pathfinder Bancorp, Inc	7.90	149.82	12.28	10.73	0.27	0.82	5.27	64.4	73.62	29.13	9.61
UCBA	United Community Bancorp	5.99	54.07	10.10	10.10	0.13	0.14	11.08	59.3	59.32	44.71	41.45
	Average							14.89	69.71	72.98	45.41	40.23
	Median							12.64	72.41	73.55	44.71	40.55
	High							32.62	89.36	101.93	79.13	79.13
	Low							5.27	40.65	49.04	15.29	9.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - FULL CONVERSION

Stock Prices as of May 29, 2009

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
CULLMAN BANCORP, INC.									
Appraised value - midpoint	**19.00**	**10.00**	**0.82**	**21.87**	**NM**	**45.73**	**8.27**	**45.52**	**12.21**
Minimum	16.15	10.00	0.99	24.20	NM	41.33	7.10	41.12	10.15
Maximum	21.85	10.00	0.70	20.14	NM	49.64	9.41	49.63	14.38
Maximum, as adjusted	25.13	10.00	0.59	18.65	NM	53.63	10.69	53.40	16.99
ALL THRIFTS									
Average	208.35	37.90	(0.02)	157.74	19.06	68.76	7.61	77.85	21.26
Median	23.68	9.30	0.32	13.39	14.73	63.66	5.72	66.10	13.92
ALABAMA THRIFTS									
Average	13.19	5.59	(1.07)	21.46	NA	32.26	3.55	36.08	18.34
Median	5.47	3.17	(1.07)	15.89	NA	21.34	1.63	21.87	18.34
COMPARABLE GROUP - FULLY CONVERTED									
Average	50,791	8.64	0.25	12.65	45.41	69.71	14.89	72.98	40.23
Median	47,087	8.75	0.19	12.52	44.71	72.41	12.64	73.55	40.55
COMPARABLE GROUP - FULLY CONVERTED									
ALLB Alliance Bancorp, Inc of Pennsylvania	54,053	8.50	0.16	11.24	51.46	74.99	12.75	74.99	39.65
CHEV Cheviot Financial Corp	60,244	9.07	0.21	12.52	44.17	73.48	21.26	73.48	44.17
GCBC Greene County Bancorp, Inc	46,965	13.12	0.97	16.67	15.29	89.36	12.54	89.36	15.29
KFFB Kentucky First Federal Bancorp	80,847	11.50	0.20	13.60	60.27	87.76	32.62	101.93	60.27
LSBK Lake Shore Bancorp, Inc	42,792	6.89	0.22	12.52	34.67	59.97	10.66	59.97	34.67
LPSB Laporte Bancorp. Inc	23,021	5.07	0.00	12.55	NM	40.65	6.05	49.04	28.23
MSBF MSB Financial Corporation	42,453	9.01	0.12	12.41	79.13	75.92	13.49	75.92	79.13
NECB Northeast Community Bancorp, Inc	98,526	9.00	0.18	12.62	49.85	71.33	23.15	72.17	49.85
PBHC Pathfinder Bancorp, Inc	11,803	8.00	0.27	12.28	29.13	64.35	5.27	73.62	9.61
UCBA United Community Bancorp	47,208	6.25	0.13	10.10	44.71	59.32	11.08	59.32	41.45

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

Cullman Savings Bank
Stock Prices as of May 29, 2009

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	45.41	44.71	19.06	14.73
Price to core earnings	P/CE	12.21	40.23	40.55	21.26	13.92
Price to book value	P/B	45.73%	69.71%	72.41%	68.76%	63.66%
Price to tangible book value	P/TB	45.52%	72.98%	73.55%	77.85%	66.10%
Price to assets	P/A	8.27%	14.89%	12.64%	7.61%	5.72%

Pre conversion earnings	(Y)	$	(293,000)	For the twelve months ended March 31, 2009
Pre conversion core earnings	(CY)	$	1,661,000	For the twelve months ended March 31, 2009
Pre conversion book value	(B)	$	25,963,000	At March 31, 2009
Pre conversion tang. book value	(TB)	$	26,159,000	At March 31, 2009
Pre conversion assets	(A)	$	214,212,000	At March 31, 2009

Conversion expense	(X)	4.32%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	37.10%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	5
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		0.55%			
Investment rate of return, net	(RR)	0.36%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 19,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 19,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 19,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Foundation Shares Issued	Public Shares Sold	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**38,000**	**1,862,000**	**$18,620,000**	**0**	**1,900,000**	**$19,000,000**
Minimum	32,300	1,582,700	$15,827,000	0	1,615,000	$16,150,000
Maximum	43,700	2,141,300	$21,413,000	0	2,185,000	$21,850,000
Maximum, as adjusted	50,255	2,462,495	$24,624,950	0	2,512,750	$25,127,500

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	15,827,000
Less: Estimated offering expenses		820,000
Net offering proceeds	$	15,007,000

2. Generation of Additional Income

Net offering proceeds	$	15,007,000
Less: Stock-based benefit plans [2]		1,938,000
Less cash contribution to foundation		100,000
Less: MHC capitalization		0
Net offering proceeds invested	$	12,969,000
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	47,077
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		42,636
Less: Stock-based incentive plan expense, net of taxes		85,272
Less: Option expense, net of applicable taxes		109,647
Net earnings increase (decrease)	$	(190,478)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(190,478)		(190,478)
After conversion	$	(483,478)	$	1,470,522

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		12,969,000		12,969,000
Tax benefit of contribution		143,820		143,820
After conversion	$	39,075,820	$	39,271,820

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		12,969,000
Tax benefit of contribution		143,820
After conversion	$	227,324,820

(1) Represents gross proceeds of public offering.

(2) Represents ESOP and stock-based incentive plans..

(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	18,620,000
Less: Estimated offering expenses		820,000
Net offering proceeds	$	17,800,000

2. Generation of Additional Income

Net offering proceeds	$	17,800,000
Less: Stock-based benefit plans [2]		2,280,000
Less cash contribution to foundation		100,000
Less: MHC capitalization		0
Net offering proceeds invested	$	15,420,000
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	55,975
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		50,160
Less: Stock-based incentive plan expense, net of taxes		100,320
Less: Option expense, net of applicable taxes		128,997
Net earnings increase (decrease)	$	(223,502)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(223,502)		(223,502)
After conversion	$	(516,502)	$	1,437,498

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		15,420,000		15,420,000
Tax benefit of contribution		163,200		163,200
After conversion	$	41,546,200	$	41,742,200

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		15,420,000
Tax benefit of contribution		163,200
After conversion	$	229,795,200

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	21,413,000
Less: Estimated offering expenses		820,000
Net offering proceeds	$	20,593,000

2. Generation of Additional Income

Net offering proceeds	$	20,593,000
Less: Stock-based benefit plans [2]		2,622,000
Less cash contribution to foundation		100,000
Less: MHC capitalization		0
Net offering proceeds invested	$	17,871,000
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	64,872
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		57,684
Less: Stock-based incentive plan expense, net of taxes		115,368
Less: Option expense, net of applicable taxes		148,346
Net earnings increase (decrease)	$	(256,526)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(256,526)		(256,526)
After conversion	$	(549,526)	$	1,404,474

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		17,871,000		17,871,000
Tax benefit of contribution		182,580		182,580
After conversion	$	44,016,580	$	44,030,000

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		17,871,000
Tax benefit of contribution		182,580
After conversion	$	232,083,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	24,624,950
Less: Estimated offering expenses		820,000
Net offering proceeds	$	23,804,950

2. Generation of Additional Income

Net offering proceeds	$	23,804,950
Less: Stock-based benefit plans [2]		3,015,300
Less cash contribution to foundation		100,000
Less: MHC capitalization		0
Net offering proceeds invested	$	20,689,650
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	75,103
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		66,337
Less: Stock-based incentive plan expense, net of taxes		132,673
Less: Option expense, net of applicable taxes		170,598
Net earnings increase (decrease)	$	(294,505)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(294,505)		(294,505)
After conversion	$	(587,505)	$	1,366,495

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		20,689,650		20,689,650
Tax benefit of contribution		204,867		204,867
After conversion	$	46,857,517	$	47,053,517

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		20,689,650
Tax benefit of contribution		204,867
After conversion	$	235,106,517

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Cullman Savings		Premium or (discount) from comparable group.	
			Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	45.73 %	*	(34.40)%	(36.84)%
Price/assets	8.27 %		(44.46)%	(34.60)%
Price/tangible book value	45.52 %		(37.63)%	(38.12)%
Price/core earnings	12.21 x		(69.64)%	(69.88)%
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	41.33 %	*	(40.71)%	(42.92)%
Price/assets	7.10 %		(52.28)%	(43.81)%
Price/tangible book value	41.12 %		(43.65)%	(44.09)%
Price/core earnings	10.15 x		(74.78)%	(74.97)%
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	49.64 %	*	(28.79)%	(31.44)%
Price/assets	9.41 %		(36.76)%	(25.54)%
Price/tangible book value	49.63 %		(32.00)%	(32.53)%
Price/core earnings	14.38 x		(64.27)%	(64.55)%
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	53.63 %	*	(23.08)%	(25.94)%
Price/assets	10.69 %		(28.21)%	(15.47)%
Price/tangible book value	53.40 %		(26.83)%	(27.40)%
Price/core earnings	16.99 x		(57.77)%	(58.10)%

* Represents pricing ratio associated with primary valuation method.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - MINORITY OFFERING

Stock Prices as of May 29, 2009

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
CULLMAN BANCORP, INC.									
Appraised value - midpoint	**19.00**	**10.00**	**0.85**	**16.95**	**NM**	**58.99**	**8.62**	**58.63**	**11.83**
Minimum	16.15	10.00	1.01	19.28	NM	51.88	7.36	51.55	9.95
Maximum	21.85	10.00	0.73	15.23	NM	65.64	9.87	65.62	13.75
Maximum, as adjusted	25.13	10.00	0.62	13.74	NM	72.78	11.28	72.37	16.02
ALL MHCs									
Average	208,174	9.55	0.09	9.70	13.07	99.59	12.96	105.69	14.99
Median	39,727	8.98	0.13	7.76	15.48	88.50	10.50	90.00	15.97
ALABAMA MHCs (1)									
Average	NA	NA	NA	NA	NA	NA	NA	NA	NA
Median	NA	NA	NA	NA	NA	NA	NA	NA	NA
COMPARABLE GROUP									
Average	50,791	8.64	0.22	8.19	48.73	92.35	14.45	99.90	46.71
Median	47,087	8.75	0.16	7.87	49.28	89.25	12.62	89.77	45.63
COMPARABLE GROUP									
ALLB Alliance Bancorp, Inc of Pennsylvania	54,053	8.50	0.14	7.09	55.57	110.12	13.12	110.12	44.42
CHEV Cheviot Financial Corp	60,244	9.07	0.18	7.68	36.58	88.64	18.39	88.64	50.64
GCBC Greene County Bancorp, Inc	46,965	13.12	0.93	9.52	12.22	120.25	10.09	120.25	15.94
KFFB Kentucky First Federal Bancorp	80,847	11.50	0.16	7.47	60.38	137.97	34.24	184.66	72.64
LSBK Lake Shore Bancorp, Inc	42,792	6.89	0.20	8.76	76.27	79.03	10.40	79.03	38.33
LPSB Laporte Bancorp. Inc	23,021	5.07	-0.02	10.17	NM	49.17	6.58	62.79	30.43
MSBF MSB Financial Corporation	42,453	9.01	0.09	7.77	83.29	102.63	12.73	102.63	100.71
NECB Northeast Community Bancorp, Inc	98,526	9.00	0.16	8.39	45.77	89.85	22.62	90.90	57.22
PBHC Pathfinder Bancorp, Inc	11,803	8.00	0.25	7.97	19.19	60.49	3.80	74.16	9.90
UCBA United Community Bancorp	47,208	6.25	0.12	7.07	49.28	85.30	12.51	85.81	46.85

(1) There are currently no publicly-traded mutual holding companies in Alabama.

EXHIBIT 57

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - MINORITY OFFERING

Cullman Savings Bank
Stock Prices as of May 29, 2009

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	48.73	49.28	13.07	15.48
Price to core earnings	P/CE	11.83	46.71	45.63	14.99	15.97
Price to book value	P/B	58.99%	92.35%	89.25%	99.59%	88.50%
Price to tangible book value	P/TB	58.63%	99.90%	89.77%	105.69%	90.00%
Price to assets	P/A	8.62%	14.45%	12.62%	12.96%	10.50%

Pre conversion earnings	(Y)	$ (293,000)	For the twelve months ended March 31, 2009
Pre conversion core earnings	(CY)	$ 1,661,000	For the twelve months ended March 31, 2009
Pre conversion book value	(B)	$ 25,963,000	At March 31, 2009
Pre conversion tang. book value	(TB)	$ 26,159,000	At March 31, 2009
Pre conversion assets	(A)	$ 214,212,000	At March 31, 2009

Conversion expense	(X)	4.32%	Percent sold	(PCT)	45.00%
ESOP stock purchase	(E)	3.92%	Option % granted	(OP)	4.90%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	37.10%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	5
RRP amount	(M)	1.96%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		0.55%			
Investment rate of return, net	(RR)	0.36%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 19,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 19,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 19,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Foundation Shares Issued	Public Shares Sold	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint	**38,000**	**817,000**	**$8,170,000**	**1,045,000**	**1,900,000**	**$19,000,000**
Minimum	32,300	694,450	$6,944,500	888,250	1,615,000	$16,150,000
Maximum	43,700	939,550	$9,395,500	1,201,750	2,185,000	$21,850,000
Maximum, as adjusted	50,255	1,080,483	$10,804,825	1,382,013	2,512,750	$25,127,500

EXHIBIT 58

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	6,944,500
Less: Estimated offering expenses		820,000
Net offering proceeds	$	6,124,500

2. Generation of Additional Income

Net offering proceeds	$	6,124,500
Less: Stock-based benefit plans [2]		949,620
Less cash contribution to foundation		100,000
Less: MHC capitalization		50,000
Net offering proceeds invested	$	5,024,880
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	18,240
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		20,892
Less: Stock-based incentive plan expense, net of taxes		41,783
Less: Option expense, net of applicable taxes		53,727
Net earnings increase (decrease)	$	(98,162)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(98,162)		(98,162)
After conversion	$	(391,162)	$	1,562,838

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		5,024,880		5,024,880
Tax benefit of contribution		143,820		143,820
After conversion	$	31,131,700	$	31,327,700

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		5,024,880
Tax benefit of contribution		143,820
After conversion	$	219,380,700

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 59

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,170,000
Less: Estimated offering expenses		820,000
Net offering proceeds	$	7,350,000

2. Generation of Additional Income

Net offering proceeds	$	7,350,000
Less: Stock-based benefit plans [2]		1,117,200
Less cash contribution to foundation		100,000
Less: MHC capitalization		50,000
Net offering proceeds invested	$	6,082,800
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	22,081
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		24,578
Less: Stock-based incentive plan expense, net of taxes		49,157
Less: Option expense, net of applicable taxes		63,208
Net earnings increase (decrease)	$	(114,863)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(114,863)		(114,863)
After conversion	$	(407,863)	$	1,546,137

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		6,082,800		6,082,800
Tax benefit of contribution		163,200		163,200
After conversion	$	32,209,000	$	32,405,000

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		6,082,800
Tax benefit of contribution		163,200
After conversion	$	220,458,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 60

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	9,395,500
Less: Estimated offering expenses		820,000
Net offering proceeds	$	8,575,500

2. Generation of Additional Income

Net offering proceeds	$	8,575,500
Less: Stock-based benefit plans [2]		1,284,780
Less cash contribution to foundation		100,000
Less: MHC capitalization		50,000
Net offering proceeds invested	$	7,140,720
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	25,921
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		28,265
Less: Stock-based incentive plan expense, net of taxes		56,530
Less: Option expense, net of applicable taxes		72,690
Net earnings increase (decrease)	$	(131,564)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(131,564)		(131,564)
After conversion	$	(424,564)	$	1,529,436

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		7,140,720		7,140,720
Tax benefit of contribution		182,580		182,580
After conversion	$	33,286,300	$	33,299,720

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		7,140,720
Tax benefit of contribution		182,580
After conversion	$	221,352,720

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 61

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Cullman Savings Bank
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	10,804,825
Less: Estimated offering expenses		820,000
Net offering proceeds	$	9,984,825

2. Generation of Additional Income

Net offering proceeds	$	9,984,825
Less: Stock-based benefit plans [2]		1,477,497
Less cash contribution to foundation		100,000
Less: MHC capitalization		50,000
Net offering proceeds invested	$	8,357,328
Investment rate, after taxes		0.36%
Earnings increase - return on proceeds invested	$	30,337
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		32,505
Less: Stock-based incentive plan expense, net of taxes		65,010
Less: Option expense, net of applicable taxes		83,593
Net earnings increase (decrease)	$	(150,771)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 03/31/09	$	(293,000)	$	1,661,000
Net earnings increase		(150,771)		(150,771)
After conversion	$	(443,771)	$	1,510,229

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 03/31/09	$	25,963,000	$	26,159,000
Net cash conversion proceeds		8,357,328		8,357,328
Tax benefit of contribution		204,867		204,867
After conversion	$	34,525,195	$	34,721,195

5. Comparative Pro Forma Assets

Before conversion - 03/31/09	$	214,212,000
Net cash conversion proceeds		8,357,328
Tax benefit of contribution		204,867
After conversion	$	222,774,195

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 62

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Cullman Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	58.99 %	*	(36.12)%	(33.90)%
Price/assets	8.62 %		(40.35)%	(31.71)%
Price/tangible book value	58.63 %		(41.31)%	(34.69)%
Price/core earnings	11.83 x		(74.67)%	(74.07)%
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	51.88 %	*	(43.82)%	(41.87)%
Price/assets	7.36 %		(49.05)%	(41.67)%
Price/tangible book value	51.55 %		(48.40)%	(42.57)%
Price/core earnings	9.95 x		(78.70)%	(78.20)%
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	65.64 %	*	(28.92)%	(26.45)%
Price/assets	9.87 %		(31.68)%	(21.78)%
Price/tangible book value	65.62 %		(34.32)%	(26.91)%
Price/core earnings	13.75 x		(70.55)%	(69.86)%
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	72.78 %	*	(21.19)%	(18.45)%
Price/assets	11.28 %		(21.93)%	(10.62)%
Price/tangible book value	72.37 %		(27.56)%	(19.38)%
Price/core earnings	16.02 x		(65.70)%	(64.90)%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in thirty-one states and Washington D.C., extending from Oregon to Maine. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

June 9, 2009
Date

Michael R. Keller
Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Cullman Bancorp, Inc., in the amount of $32,500 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 9th day of June 2009.

NOTARY PUBLIC

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2012

IV. ANALYSIS, COMPARISON AND VALIDATION OF THE COMPARABLE GROUP

BALANCE SHEET PARAMETERS

The following five balance sheet characteristics of the comparable group will examined as they relate and compare to Cullman:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. Total net loans to assets
4. Borrowed funds to assets
5. Equity to assets

The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate characteristics. Exhibits 40 and 41 include the above parameters as well as other pertinent comparative metrics.

Cash and Investments to Assets

Cullman's ratio of cash and investments to assets, excluding mortgage-backed securities, was 10.50 percent at March 31, 2009, considerably lower than national and regional averages. The comparable group's ratio of cash and investments to assets was 18.80 percent, higher than the Bank, higher than the national average of 10.26 percent and higher than the regional average of 10.92 percent.

In our opinion, this characteristic of the comparable group, in the additional context of investment in mortgage-backed securities as discussed in the following section, is compatible with the Bank.

Mortgage-Backed Securities to Assets

At March 31, 2009, Cullman had mortgage-backed securities of representing a modest 3.25 percent of total assets. For the three calendar years ended December 31, 2008, the Bank's average ratio of mortgage-backed securities to total assets was 4.25 percent. The comparable group had a larger 5.80 percent share of mortgage-backed securities at March 31, 2009. The regional average was 7.18 percent and the national average was 10.19 percent for publicly-traded thrifts at March 31, 2009.

Many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles. As indicated above, the Bank's and the comparable group's combined shares of cash and investments and mortgage-backed securities have been only modestly disparate with fluctuating and intersecting trends. In our opinion, the Bank and the comparable group indicate general and adequate compatibility as to cash, investments and mortgage-backed securities.

Total Net Loans to Assets

At March 31, 2009, Cullman Savings had an 78.03 percent ratio of total net loans to assets, which was higher than both the national average of 73.56 percent and the regional average of 74.92 percent for publicly-traded thrifts. During the past five calendar years, the Bank's ratio of total net loans to assets increased modestly from 59.10 percent in 2004 to 80.03 percent in 2007 to 76.01 percent in 2008, averaging 74.12 percent for those five years. At March 31, 2009, the comparable group had a moderately lower 69.46 percent ratio of loans to assets, which correlates closely to its 94.06 percent combined shares of cash and investments and mortgage-backed securities relative to Cullman at 91.78 percent. The comparable group's five year average total net loans to assets ratio was 72.73 percent, indicating a consistent relative trend, indicating no apparent disparate or changing lending strategy compared to the Bank.

Borrowed Funds to Assets

The Bank had borrowed funds equal to 24.43 percent of assets at March 31, 2009, compared to a lower 10.95 percent for the comparable group and a considerably higher 30.72 percent ratio for all thrifts. The three most recent calendar year average is 21.40 percent for the Bank, 9.53 percent for the comparable group and 35.24 percent for all thrifts. It is evident, therefore, that although the comparable group has a lower average ratio than Cullman, the Bank and the comparable group are both below the thrift population with smaller than average shares of borrowed funds. In our opinion, considering liability trends and relative liability mixes in the thrift industry, the Bank and the comparable group are within reasonable limits of compatibility.

Equity to Assets

Cullman Savings' total equity to assets ratio was 12.12 percent at March 31, 2009, with the comparable group at a higher 14.55 percent. At March 31, 2009, the Bank had Tier 1 capital equal to 12.21 percent of total assets, compared to the comparable group at a 11.27 percent. All thrifts indicated an average total equity ratio of 10.39 percent and an average Tier 1 equity ratio of 9.67 percent.

It should be noted that as a result of their capital and share structure, all publicly-traded mutual holding companies had a higher 13.91 percent total equity ratio at March 31, 2009, compared to fully converted companies at 10.39 percent as indicated above.

PERFORMANCE PARAMETERS

Introduction

Exhibits 42, 43 and 44 present three performance parameters identified as key comparative metrics to determine the comparability of the Bank and the comparable group. The

Introduction (cont.)

primary performance indicator is the return on average assets (ROAA). The second performance indicator is net interest margin, which measures an institution's ability to generate net interest income. An institution's net noninterest margin comprises noninterest income and operating expenses or noninterest expenses as a combined net ratio to average assets. Net noninterest margin is a factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios; and also provides for the netting of specific and incremental revenues and expenses associated with an institution's ancillary services and consolidated subsidiary activities such as insurance and securities.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended March 31, 2009, Cullman's core ROAA was 0.77 percent based on core earnings after taxes of $1,661,000, as detailed in Item I and Exhibit 7 of this Appraisal. Since 2006, the Bank has experienced a slightly increasing trend in its ROAA, which was 0.21 percent in 2006, 0.28 percent in 2007and 0.67 in 2008, averaging 0.39 for the three years. The comparable group reported a core ROAA of 0.43 percent for the twelve months ended March 31, 2009, ranging from a high of 0.96 percent to a low of 0.16 percent; and indicated core ROAA of 0.69 percent in calendar 2006, 0.59 percent in calendar 2007 and 0.44 percent in 2008, with a three year average of 0.57 percent. The national average core ROAA for publicly-traded thrifts was a lower negative 0.44 percent for the twelve months ended March 31, 2009, which was also similar to the regional average of a negative 0.58 percent.

Net Interest Margin

Cullman Savings had a net interest margin of 3.24 percent for the twelve months ended March 31, 2009, representing net interest income as a percentage of average interest-earning assets. The Bank's interest margin has increased recently, indicating 2.53 percent, 2.42 percent, and 3.14 percent in 2006, 2007 and 2008, respectively. The comparable group experienced a slightly declining three year trend in net interest margin, which was 3.30 percent in 2006, 3.28 percent in 2007 and 3.27 percent in 2008, with a three year average of 3.28 percent. The comparable group indicated a minimal decrease for the twelve months ended March 31, 2009, to 3.23 percent compared to calendar 2008. Industry and regional averages were 3.05 percent and 3.01 percent, respectively, for the twelve months ended March 31, 2009. Compared to the comparable group, the basis for the Bank's higher net interest margin was its higher yield on interest earning assets, partially offset by its higher cost of interest-bearing liabilities, resulting in a net interest spread also higher than the comparable group.

Net Noninterest Margin

Net noninterest margin represents the ratio of an institution's noninterest income less its noninterest expenses, net of provision for loan losses, to average total assets.

Compared to publicly-traded thrifts, the Bank has historically realized lower than average noninterest income. Cullman had a 0.36 percent ratio of noninterest income to average assets for the twelve months ended March 31, 2009, while the comparable group reported a higher ratio of 0.56 percent for the same period. All thrifts had a higher 0.72 percent ratio of noninterest income to average assets for the twelve months ended March 31, 2009, with Southeast thrifts at 1.18 percent.

Compared to the national and regional averages of 2.45 percent and 3.17 percent, respectively, for the twelve months ended March 31, 2009, the Bank had a modestly lower 2.24

Net Noninterest Margin (cont.)

percent ratio of core operating expense to average assets. The comparable group had a 2.64 percent ratio of noninterest expense to average assets for the twelve months ended March 31, 2009.

Based on total noninterest income of 0.36 percent of average assets and total noninterest expense of 3.09 percent of average assets, the Bank's net noninterest margin was (2.73) percent for the twelve months ended March 31, 2009, relative to the comparable group at (2.08) percent. In our opinion, such a variation is well within a range of compatibility between the Bank and the comparable group, particularly considering the number and diversity of the components of noninterest income and expense.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used to confirm the validity of the comparable group are asset quality parameters, presented in Exhibit 40 and 45. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

For the purposes of this analysis, nonperforming assets are defined as the sum of repossessed assets, loans delinquent ninety days or more but still accruing, and nonaccruing loans.

Nonperforming Assets to Total Assets (cont.)

Comprised of real estate owned and nonaccrual loans, Cullman's ratio of nonperforming assets to assets was 0.63 percent at March 31, 2009, compared to the national average of 2.03 percent for publicly-traded thrifts and the higher average of 3.27 percent for Southeast thrifts. The ratio of the comparable group was a higher 1.34 percent at March 31, 2009. The Bank's ratio of nonperforming assets to total assets was also significantly lower than industry and regional averages during the previous five years, ranging from a low of 0.15 percent in 2004 to a high of 0.82 percent in 2007. Cullman's five year average ratio of nonperforming assets to total assets is a modest 0.38 percent.

Repossessed Assets to Total Assets

As stated above, Cullman had repossessed assets equal to 0.37 percent of total assets at March 31, 2009, and repossessed assets to assets ratios ranging from 0.05 percent in 2004 to 0.40 percent in 2008 over the five previous fiscal years. The comparable group had repossessed assets equal to a lower 0.22 percent of total assets at March 31, 2009, and had ratios of 0.21 percent, 0.17 percent and 0.11 percent at December 31, 2008, 2007, and 2006, respectively. Although repossessed assets are a component of nonperforming assets, as evaluated above, the primary perspective of this analysis is to ensure that the interest-earning asset base of the comparable group has not been impaired by a greater presence of repossessed assets, which can affect certain operating ratios including net interest margin. The national and regional ratios of repossessed assets to total assets were 0.39 percent and 0.86 percent, respectively, at March 31, 2009.

Allowance for Loan Losses

The Bank had an allowance for loan losses of $599,000, representing ratios to total assets and total loans of 0.28 percent and 0.36 percent, respectively at March 31, 2009. The national average ratios were 0.83 percent of assets and 1.11 percent of loans, at March 31,

Allowance for Loan Losses (cont.)

2009, and the regional averages were 1.02 percent and 1.33 percent, respectively. The comparable group's ratio of allowance for loan losses to assets was higher than Cullman at 0.56 percent, and its ratio to loans was also a higher 0.81 percent due to the comparable group's lower ratio of loans to assets.

CONCLUSION

Although no single institution or group of institutions can be precisely the same as any other, due to the abundance of variables related to the characteristics of an institution's condition, operations and environment, based on the foregoing parameters, as well as the detailed comparative metrics presented in Exhibits 40 through 45, it is our conclusion that the selected comparable is reasonable and valid, subject to the adjustments applied in the following section.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Cullman with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to charge-offs, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its net interest income and net income; growing its loan and deposit base; controlling its ratio of nonperforming assets; monitoring and maintaining its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby controlling its sensitivity measure and its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. The Bank has also closely monitored its overhead expenses. Cullman's ratio of noninterest expense to average assets has indicated a constant and stable trend in the past, but that ratio has increased in 2008 and 2009, due to one time expenses. In the future, the Bank will focus on strengthening its net interest spread and net interest margin; increasing its noninterest income; increasing the amount and consistency of its net income; strengthening its recently lower return on assets; reducing its recently higher balance of nonperforming assets; closely monitoring its ratio of interest sensitive assets relative to interest sensitive liabilities, and continuing to control its overhead expenses.

Earnings are often related to an institution's ability to generate loans. The Bank was an active originator of mortgage loans in fiscal years 2007 and 2008 and during the three months ended March 31, 2009, and a smaller originator of consumer loans. Cullman's highest volume of originations occurred in fiscal year 2008, when total originations of $62.3 million resulted in a net $1.8 million increase in loans. The Bank's largest origination category in fiscal year 2008 was $25.5 million of commercial real estate loans, representing 40.9 percent of total originations. The second largest origination category was one- four-family residential mortgage loan originations which totaled $12.4 million, indicating an increase of approximately $1.7 million or 15.8 percent in fiscal year 2008. Originations of commercial loans and construction loans were $6.9 million and $8.9 million, respectively, in fiscal year 2008. Cullman experienced a rise in loans of $1.8 million or 1.1 percent in fiscal year 2008, with total originations of $62.3 million offset by reductions of $60.5 million. Commercial real estate loan originations increased by $13.4 million or 110.1 percent compared to fiscal year 2008 and was the strongest growing loan origination category. Construction loan originations increased $1.3 million in fiscal year 2008, while commercial loans increased $2.5 million in fiscal 2008. During the three months ended March 31, 2009, originations were modestly lower on an annualized basis than in fiscal year 2008, with permanent one- to four-family residential mortgage loan originations of $3.5 million, construction loan originations of $1.6 million, commercial real estate loans of $4.5 million, commercial loans of $2.4 million and consumer loan originations of $448,000. Total loan growth during the three months ended March 31, 2009, was $1.6 million or 0.9 percent, annualized at $6.4 million or 3.6 percent.

Earnings Performance (cont.)

Overall, from January 1, 2007, to March 31, 2009, Cullman originated $26.6 million of one- to four-family residential mortgage loans, $42.1 million of commercial mortgage loans, $18.1 million of construction loans, $6.3 million of equity loans and lines of credit, $13.6 million of commercial loans and $10.8 million of consumer loans, for total originations of $117.5 million. Net of reductions, those originations generated an increase in loans of $19.0 million during that period.

The impact of Cullman's primary lending efforts has been to generate a yield on average interest-earning assets of 6.42 percent for the twelve months ended March 31, 2009, compared to a lower 5.70 percent for the comparable group, 6.41 percent for all thrifts and 6.58 percent for Southeast thrifts. The Bank's ratio of interest income to average assets was 6.01 percent for the twelve months ended March 31, 2009, higher than the comparable group at 5.31 percent, and higher than all thrifts at 5.78 percent and Southeast thrifts at 5.87 percent, reflecting the Bank's lower shares of lower yielding cash and investments and mortgage-backed securities.

Cullman's 3.42 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2009, was higher than the comparable group at 2.91 percent, but lower than all thrifts at 3.73 percent and Southeast thrifts at 3.85 percent. The Bank's resulting net interest spread of 3.00 percent for the twelve months ended March 31, 2009, was higher than the comparable group at 2.80 percent, Southeast thrifts at 2.73 percent, and all thrifts at 2.68 percent. The Bank's net interest margin of 3.24 percent, based on average interest-earning assets for the twelve months ended March 31, 2009, was higher than the comparable group at 3.23 percent, all thrifts at 3.05 percent and Southeast thrifts at 3.01 percent.

The Bank's ratio of noninterest income to assets was 0.36 percent, including gains, for the twelve months ended March 31, 2009, substantially lower than the comparable group at 0.56 percent, and more notably lower than all thrifts at 0.72 percent and Southeast thrifts at 1.18 percent. A moderate 10.9 percent of the Bank's noninterest income was comprised of gains on the sale of loans and other assets.

Earnings Performance (cont.)

The Bank's operating expenses were modestly higher than the comparable group, all thrifts and Southeast thrifts. For the twelve months ended March 31, 2009, Cullman had an operating expenses to assets ratio of 3.09 percent compared to 2.64 percent for the comparable group, 2.45 percent for all thrifts and 3.17 percent for Southeast thrifts. Such higher operating expenses relate to the Bank's recently higher operating expenses due to one time expenses. With the conversion and the resultant formation of the ESOP and the RRP, the Bank's projected noninterest expenses as shown in the Business Plan pro formas will increase 4 basis points in 2010 from the normal level.

For the twelve months ended March 31, 2009, Cullman generated a lower ratio of noninterest income, a higher ratio of noninterest expenses and a higher net interest margin relative to its comparable group. The Bank's provision for loan losses was 0.10 percent of average assets, compared to 0.23 percent for the comparable group, 0.74 percent for all thrifts and 1.59 percent for Southeast thrifts. The Bank's lower provision for loan losses during the twelve months ended March 31, 2009, is in line with its historical provisions. As a result, the Bank's net income was lower than the comparable group, and core income was higher for the twelve months ended March 31, 2009. Based on net earnings, the Bank had a return on average assets of 0.21 percent, 0.28 percent and 0.14 percent in calendar years 2006 through 2008, respectively. For the twelve months ended March 31, 2009, the comparable group had a higher net ROAA of 0.36 percent, while all thrifts indicated an ROAA of a negative 0.98 percent. The Bank's core or normalized earnings, as shown in Exhibit 7, were noticeably higher than its net earnings and resulted in a 0.77 percent core return on assets for the twelve months ended March 31, 2009. That core ROAA was higher than the comparable group at 0.43 percent, all thrifts at a negative 0.44 percent and Southeast thrifts at a negative 0.58 percent.

Cullman's earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its provisions for loan losses and any charge-offs that may be required. The Bank's noninterest income has been generally stable from 2004, through 2008, while overhead

Earnings Performance (cont.)

expenses indicate an increase in 2008 due to one-time expenses. The Bank's net interest margin, higher than the comparable group, has been the primary result of its lower cost of interest-bearing liabilities accented by its higher yield on interest-earning assets.

The Bank's balance of nonperforming assets indicates a low five year 0.52 percent average ratio to assets and net charge-offs (recoveries) of $26,000 in 2004, $(17,000) in 2005, $24,000 in 2006, $27,000 in 2007, $103,000 in 2008 and $(2,000) in the three months ended March 31, 2009.

In recognition of the foregoing earnings related factors, with consideration of Cullman's current performance measures, recognizing the upward impact of conversion proceeds on net interest margin offset by the cost impact of the ESOP and RRP expenses, a minimal upward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Cullman's primary market area for both retail deposits and lending consists of Cullman County, Alabama, the location of all three of its offices with two in the city of Cullman and one in the city of Hanceville. As discussed in Section II, from 1990 to 2000, this primary market area experienced an increase in population and a slightly stronger increase in households. The market area had lower per capita income and household income compared to Alabama and the United States. From 2000 to 2008, the population of Cullman County increased by 3.2 percent and the county's households increased by a greater 6.2 percent, both growth rates being slightly lower than Alabama's and the those of the United States. Between 2008 and 2013, the population and households in Cullman County are projected to increase at somewhat slower rates of 1.9 percent and 2.5 percent, respectively. In both 1990 and 2000, the median housing values and median rents in the Bank's market area were lower than in both Alabama and the United States. The average unemployment rate in Cullman County was 3.5 percent in 2003, compared to rates of 3.8 percent in Alabama and 5.1 percent in the United States. By February of 2009, the county's unemployment rate had increased to 8.3 percent, which is still lower than both Alabama and the United States at identical rates of 8.9 percent.

At June 30, 2008, approximately 68.4 percent of Cullman County's thrift deposits belonged to Cullman Savings, although it's deposits account for only 9.7 percent of the total deposits in Cullman County. The financial competition in Cullman County, based on total deposits of $1.48 billion, is fairly strong in the context of the county's population, demographics and economic base, with thrifts holding 14.1 percent of deposits and commercial banks holding the balance of 85.9 percent of deposits.

In the Bank's primary market area, the services sector represented the primary source of employment in 2000, followed by the manufacturing and wholesale/retail sectors, consistent with the state proportions of employment.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Cullman is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 39, 40 and 41. The Corporation's ratio of total equity to total assets was 12.12 percent at March 31, 2009, which was lower than the comparable group at 14.55 percent but higher than all thrifts at 10.39 percent and Southeast thrifts at 9.14 percent. With the minority offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to approximately

Financial Condition (cont.)

15.0 percent, and the Bank's pro forma equity to assets ratio will increase to approximately 13.6 percent.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Cullman had a higher 78.0 percent ratio of net loans to total assets at March 31, 2009, compared to the comparable group at 69.5 percent. All thrifts indicated a lower 73.6 percent, as did Southeast thrifts at 74.9 percent. The Bank's 10.5 percent share of cash and investments was lower than the comparable group at 18.8 percent, while all thrifts were at 10.3 percent and Southeast thrifts were at 10.9 percent. Cullman's 3.25 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 5.8 percent and all thrifts at 10.2 percent. The Bank's 63.0 percent ratio of deposits to total assets was lower than the comparable group at 73.4 percent, but higher than all thrifts at 57.7 percent and Southeast thrifts at 60.6 percent. Cullman's 24.4 percent ratio of borrowed funds to assets was higher than the comparable group at 11.0 percent, but lower than all thrifts at 30.7 percent and lower than Southeast thrifts at 31.2 percent.

Cullman had no intangible assets and had repossessed real estate equal to 0.37 percent of assets, compared to ratios of 1.03 percent and 0.22 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.82 percent and real estate owned of 0.39 percent. Apart from its 0.37 ratio to assets of repossessed real estate, the Bank also had nonperforming assets at March 31, 2009, of 0.63 percent of assets. The comparable group had a higher 1.34 percent ratio of nonperforming assets to total assets, with all thrifts at a higher 2.03 percent and Southeast thrifts at a higher 3.27 percent. Historically, the Bank's ratio of nonperforming assets to total assets has been generally modest and lower than industry averages. The Bank's ratio of nonperforming assets to total assets was 0.55 percent, 0.65 percent, 0.52 percent, 0.91 percent and 1.04 percent at December 31, 2004, 2005, 2006, 2007 and 2008, respectively, averaging 0.73 percent for the past five years.

Financial Condition (cont.)

The Bank had a modestly higher 29.3 percent share of high risk real estate loans, compared to 12.1 percent for the comparable group and 10.3 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At March 31, 2009, Cullman had $599,000 of allowances for loan losses, which represented 0.28 percent of assets and 0.36 percent of total loans. The comparable group indicated allowances equal to a higher 0.56 percent of assets and a larger 0.81 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Cullman's $599,000 of allowances for loan losses, represented a lower 44.00 percent of nonperforming assets at March 31, 2009, compared to the comparable group's higher 59.29 percent, with all thrifts at a higher 100.79 percent and Southeast thrifts at 81.24 percent. Cullman's lower ratio of allowance for losses to nonperforming assets was due to the Bank's recently higher nonperforming assets. Cullman's ratio of net charge-offs to average total loans was 0.71 percent, compared to 0.22 percent for the comparable group, 0.36 percent for all thrifts and 0.54 percent for Southeast thrifts. This ratio reflects the Bank's maintenance of a modestly lower average ratio of reserves to loans, and a recently lower ratio of reserves to nonperforming assets, combined with the Bank's larger share of higher risk loans.

Cullman has a minimal level of interest rate risk, evidenced by its higher net portfolio value to assets ratio. As discussed previously, the Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 13.88 percent and indicates a 50 basis point increase from its 13.38 percent based on no change in interest rates. In order to control its interest rate risk, the Bank's strategy has been to originate and retain adjustable-rate mortgage loans, commercial loans and short term consumer loans. At March 31, 2009, approximately 36.2 percent of the Bank's mortgage loans carried adjustable rates. The Bank also recognizes that the planned minority stock offering will immediately strengthen the Bank's post shock NPV ratio.

Financial Condition (cont.)

Compared to the comparable group, we believe that no adjustment is warranted for Cullman's current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, Cullman has been characterized by average rates of growth in assets, loans and deposits relative to its comparable group. The Bank's average annual asset growth rate from 2004 to 2008 was 4.3 percent, compared to a higher 8.0 percent for the comparable group, 9.2 percent for all thrifts, and 10.9 percent for Southeast thrifts. The Bank's lower asset growth rate is reflective primarily of its moderate loan growth and shrinkage in investments. The Bank's loan portfolio indicated an average annual increase of 12.7 percent from 2004 to 2008, compared to average growth rates of 14.4 percent for the comparable group, 10.9 percent for all thrifts and 13.2 percent for Southeast thrifts.

Cullman's deposits indicated an average annual increase of 5.4 percent from 2004 to 2008. Annual deposit growth was from a negative change of 4.2 percent in 2006 to a high of 20.1 percent in 2007, compared to average five year growth rates of 5.9 percent for the comparable group, 8.3 percent for all thrifts and 10.2 percent for Southeast thrifts. In addition to its lower rate of deposit growth, the Bank had a higher 27.2 percent five year average ratio of borrowed funds to assets, compared to the comparable group at 11.0 percent.

The Bank's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and deposit products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan origination activity. Cullman County experienced an increase in population and increase in households between 1990 and 2000, followed by slightly smaller increases in both population and households from 2000 to 2008. Those modest increases are projected to continue through 2013. The Bank's primary market area indicates 2000 and 2008 per capita income and median household income modestly lower than Alabama and the United States. In 2000, the median housing value and median rent in Cullman County were also lower than Alabama and the United States.

The Bank's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its competitive operating environment in a market area with modest growth in population and households, as well as per capita and median household income lower than state and national levels. Cullman's internal projections indicate modest 4.0 percent deposit growth in 2010, partially reflecting the outflow of deposits to purchase stock, followed by continuing modest growth of 4.5 percent and 4.5 percent in 2011 and 2012, respectively. Total portfolio loans are projected to experience moderate growth in each of the next three years, as conversion proceeds are deployed, with cash and investments remaining stable. Cullman's competitive operating environment, together with its projected deposit growth during the next few years, combined with moderate loan growth, should result in the continuation of lower asset, loan and deposit growth for the Bank relative to the comparable group.

As previously discussed, Cullman's historical net interest margin and net earnings have been lower than the comparable group, as well as regional and national averages. Based on the deployment of offering proceeds, the Bank's internal projections indicate that its volume of interest income and its yield on interest-earning assets will increase modestly in 2010, 2011 and 2012, resulting in an increasing trend in ROAA and ROAE. It is anticipated, nevertheless, that Cullman's net interest margin and ROAA will equal or possibly exceed those of the comparable group within that three year horizon. Additionally, although the Bank's ratio ofequity to assets will increase by between 150 basis points and 200 basis points following the completion of its minority offering, that ratio is projected to decrease modestly from 2010 to 2012 as a result of leveraging strategies and will remain lower that the comparable group average.

Balance Sheet and Earnings Growth (cont.)

Based on the foregoing factors, we have concluded that no adjustment to the pro forma value is warranted for the Bank's potential for balance sheet and earnings growth relative to the comparable group.

DIVIDEND PAYMENTS

The Corporation has not committed to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations.

Eight of the ten comparable group institutions paid cash dividends during the twelve months ended March 31, 2009, for an average dividend yield of 3.04 percent and an average payout ratio of 160.25 percent. The average dividend yield is 1.95 percent for Southeast thrifts and 3.49 percent for all thrifts and the average payout ratio is 34.28 percent for Southeast thrifts and 71.00 percent for all thrifts. Such a higher payout ratio for the comparable group relates to the structure of mutual holding companies and the waiver of dividends on the majority shares owned by the mutual holding company.

In our opinion, no adjustment to the pro forma market value of the Bank is warranted at this time related to the dividend payment.

SUBSCRIPTION INTEREST

In 2008 and early 2009, investors' interest in new issues declined significantly compared to 2007 and subscription levels have been much lower. Overall, the reaction of IPO investors appears generally to be related to a number of factors, including the financial performance and

Subscription Interest (cont.)

condition of the converting thrift institution, the weakness of the local economy, general market conditions, current aftermarket pricing activity, the high level of nonperforming assets and resulting higher provision for loan losses for thrifts, the current impact of the depressed housing market and actual losses by investors in thrift stocks. It has also been observed that in general, first and second stage mutual holding company offerings generate lower subscription levels than full conversions.

Cullman will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $2.7 million or a strong 32.9 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 3.92 percent of the total shares issued in the offering, including the shares issued to Cullman Bancorp, MHC, the mutual holding company. Additionally, the Prospectus has higher purchase limits of 25,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person, and 50,000 shares can be purchased by persons and associates acting in concert.

The Bank has secured the services of Keefe Bruyette & Woods, Inc., to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, price activity in the aftermarket, the terms of the offering and recent subscription levels for the few mutual holding company offerings, we believe that a downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Keefe Bruyette & Woods, Inc. The stock of the Corporation will be quoted on the OTC Bulletin Board.

The Bank's total public offering is smaller in size to the average market value of the comparable group. The comparable group has an average market value of $69.1 million for the stock outstanding compared to a midpoint public offering of $8.2 million for the Corporation, less the ESOP and the estimated 270,000 shares to be purchased by officers and directors, which will reduce the Corporation's public market capitalization to approximately $5.5 million. Of the ten institutions in the comparable group, all trade on NASDAQ.

In further examining and analyzing the market for publicly-traded thrift stocks, we compared various characteristics of the 76 mutual holding companies with the 204 fully converted stock companies. Our findings indicate that the fully converted companies have an average market capitalization of $50.8 million, while the mutual holding companies' average market capitalization is $34.5 or 32 percent smaller; and that mutual holding companies average 3.9 million shares, with fully converted stock companies averaging 5.9 million shares. We find it significant, therefore, that the average daily trading volume of mutual holding companies was 3,396 shares during the past twelve months, while fully converted stock companies indicated an average daily volume of 86,598 shares, 25.5 times higher than the mutual holding companies. The market capitalization of the mutual holding companies was only 32 percent smaller than the fully converted companies and their average number of shares outstanding was only 33.1 percent smaller than the fully converted companies, while their trading volume was 96.1 percent lower.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Cullman is John A. Riley, III, who has served the Bank in that capacity since 2006 and has been a director of the Bank since 2000. Mr. Riley has been part of Cullman's management team since 1999, having been initially employed by the Bank in 1993 as a loan officer. Alan R. Wood is currently executive vice president and director of lending of Cullman and has served in these positions since 2006. Mr. Wood has been in banking since 1986. Michael Duke joined Cullman in May 2007 as chief financial officer. He has been in the banking industry since 1977 and was employed by AmSouth Bank for 20 years. Ms. Robin Parson is senior vice president and director of savings for the Bank and has served in that position since 2002. She began her employment with the Bank in 1985. Ms. Robin O'Berry is senior vice president and secretary of Cullman, positions she has held since 1999. She has been employed by Cullman since 1986 and has held several positions in the lending department prior to her current position.

During the past five years, Cullman has been able to increase its deposit base, total assets and total equity, maintain a stable equity to asset ratio, control nonperforming assets, classified loans and charge-offs, maintain a reasonable overhead core expense position, particularly for a smaller institution, and slightly increase its market share in spite of strong competition. Although the Bank's earnings and return on assets are below the comparable group, they are above industry averages. Operating expenses have been similar or below such averages, and management is confident that its offices are well positioned for reasonable growth and higher profitability.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that an upward adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, extreme volatility in the stock market and new capital requirements related to the regulation of financial institutions. The depressed housing market, rapid increase in foreclosure, rise in real estate owned and losses on sale of real estate owned have resulted in increased pressure on an individual institution's ability to attract capital and to fund loans in a timely and profitable manner.

Based on prevailing market conditions, which have pressured the banking industry, particularly considering weaknesses in the aftermarket for initial financial institution offerings, we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current offerings and, in our opinion, applicable to this particular offering. Consequently, at this time we have made a downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION APPROACH, METHODS AND CONCLUSION

Valuation Approach

As indicated in Section 3 of this Appraisal, in order to moderate the differences among the twelve comparable group companies, all of which are mutual holding companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion assumptions to their current financial structure. Our application to the Corporation of the market value adjustments relative to the comparable group determined in Section 4 will be the basis for the pro forma market value of the Corporation on a fully converted basis, pursuant to regulatory guidelines.

Exhibit 45 presents the Comparable Group Financial and Per Share Data and Exhibit 46 presents the Comparable Group Share and Market Data reflecting the comparable group's current mutual holding company structure.

Exhibit 47 presents the adjusted Comparable Group Share and Market Data subsequent to our application of pro forma second stage conversion assumptions to the comparable group's current mutual holding company structure. Those assumptions include the sale of all MHC shares at their current trading price on May 29, 2009; the reduction of the gross proceeds to recognize the impact of exemplary and customary offering expenses and benefit plans, the contribution to Cullman's Foundation; and the reinvestment of the net proceeds at reasonable and current market rates, tax effected, to determine the pro forma earnings impact of the net proceeds.

Valuation Methods

Historically, the method most frequently used by this firm to determine the pro forma market value of common stock for thrift institutions has been the price to book value ratio method, due to the volatility of earnings in the thrift industry, particularly in the last two years.

Valuation Methods (cont.)

As earnings in the thrift industry stabilized and improved in the late 1990s, additional attention was given to the price to core earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as fluctuating earnings have decreased significantly and declining interest rates have had varying effects on the earnings of individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions. In our opinion, the price to book value method is the appropriate method upon which to place primary emphasis in determining the pro forma market value of the Corporation. Additional analytical and correlative attention will be given to the price to core earnings method and the price to assets method.

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's market area, stock liquidity, subscription interest and for the marketing of the issue. No adjustments were made for financial condition, balance sheet and earning growth and dividend payments. Upward adjustments were made for the Bank's earnings performance and management.

Valuation Range

In addition to the pro forma market value, we have defined a valuation range recognizing the 43 percent public offering, the 2 percent of stock to the Foundation and the 55 percent interest in the Corporation to be retained by Cullman Bancorp, MHC, the Alabama chartered mutual holding company, parent of the Corporation. The pro forma market value or appraised value will also be referred to as the "midpoint value", with the remaining points in the valuation range based on the number of shares offered to the public. The number of public shares at the

Valuation Range (cont.)

minimum will be 15 percent less than at the midpoint; increasing at the maximum to 15 percent over the midpoint; and further increasing at the maximum, as adjusted, commonly referred to as the supermaximum, to 15 percent over the maximum.

Price to Book Value Method

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition. Exhibit 48 shows the fully converted average and median price to book value ratios for the comparable group, which were 69.71 percent and 72.41 percent, respectively. The full comparable group indicated a moderately narrow range, from a low of 40.65 percent to a high of 89.36 percent. The comparable group had slightly higher average and median price to tangible book value ratios of 72.98 percent and 73.55 percent, respectively, with a range of 49.04 percent to 101.93 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed moderately from a low of 59.32 percent to a high of 87.76; and the comparable group's price to tangible book value range narrowed modestly from a low of 59.32 percent to a high of 89.36 percent.

The Corporation's book value was $25,963,000 and its tangible book value was $26,159,000 at March 31, 2009. Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 45.73 percent and a corresponding fully converted price to tangible book value ratio of 45.52 percent at the midpoint. The fully converted price to book value ratio increases from 41.33 percent at the minimum to 53.63 percent at the maximum, as adjusted, while the fully converted price to tangible book value ratio increases from 41.12 percent at the minimum to 53.40 percent at the maximum, as adjusted.

Price to Book Value Method (cont.)

The Corporation's fully converted pro forma price to book value ratio of 45.73 percent at the midpoint, as calculated using the prescribed formulary computation indicated in Exhibit 49, is influenced by the Bank's capitalization and local markets, subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after the completion of the public offering at the midpoint of the valuation range will be approximately 15.60 percent compared to 14.55 percent for the comparable group.

Price to Core Earnings Method

The foundation of the price to core earnings method is the determination of the core earnings base to be used, followed by the calculation of an appropriate price to core earnings multiple. The Corporation's after tax core earnings for the twelve months ended March 31, 2009, were $1,661,000 (reference Exhibit 7) and its net earnings were a loss of $293,000 for that period. To opine the pro forma market value of the Corporation using the price to core earnings method, we applied the core earnings base of $1,661,000.

In determining the fully converted price to core earnings multiple, we reviewed the ranges of fully converted price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. As indicated in Exhibit 48, the average fully converted price to core earnings multiple for the comparable group was 40.23, while the median was a similar but still high 40.55. The average price to net earnings multiple was a higher 45.41, and the median multiple was 44.71. The range of the fully converted price to core earnings multiple for the comparable group was from a low of 9.61 to a high of 79.13. The range in the fully converted price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 15.29 to a high of 60.27 times earnings for eight of the ten institutions in the group, indicating a modest narrowing of the range.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 12.21 at the midpoint, based on the Corporation's core earnings of $1,661,000 for the twelve months ended March 31, 2009. The Corporation's fully converted core earnings multiple of 12.21 is higher than its net earnings multiple, which was not meaningful due to a loss for net earnings.

Price to Assets Method

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock or incorporate any adjustment for intangible assets, returning a pro forma price to assets ratio below its true ratio following conversion.

Exhibit 48 indicates that the average fully converted price to assets ratio of the comparable group was 14.89 percent, and the median was 12.64 percent. The range in the price to assets ratios for the comparable group varied from a low of 5.27 percent to a high of 32.62 percent. The range narrows modestly with the elimination of the two extremes in the group to a low of 6.05 percent and a high of 23.15 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 8.27 percent at the midpoint, which ranges from a low of 7.10 percent at the minimum to 10.69 percent at the maximum, as adjusted.

Valuation Analysis and Summary

Exhibits 49 through 53 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation and the comparable group as fully converted.

Exhibit 54 presents the discounts or premiums of the Corporation's fully converted pricing ratios relative to those of the fully converted comparable group. Based on the Corporation's fully converted price to book value ratio and its equity of $25,963,000 at March 31, 2009, the Bank's price to book value ratio of 45.73 percent represents a midpoint discount relative to the fully converted comparable group of 34.40 percent. The Corporation's fully converted price to core earnings multiple of 12.21 represents midpoint discount relative to the fully converted comparable group of 69.64 percent. Recognizing the Corporation's March 31, 2009, asset base of $214,212,000, the Bank's fully converted price to assets ratio of 8.27 percent represents a midpoint discount relative to the fully converted comparable group of 44.46 percent.

Exhibits 55 through 60 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation's minority offering and the reported pricing ratios of the comparable group in their current mutual holding company structure.

Exhibit 61 presents the discounts or premiums of the Corporation's minority offering pricing ratios relative to those actually reported by comparable group. At the midpoint, the Corporation's minority offering price to book value ratio of 58.99 percent represents a discount of 36.12 percent relative to the comparable group and decreases to 21.19 percent at the maximum, as adjusted. The price to core earnings multiple of 11.83 for the Corporation at the midpoint value indicates a discount of 74.67 percent, decreasing to 65.70 percent at the maximum, as adjusted. The Corporation's price to assets ratio of 8.62 percent at the midpoint

Valuation Analysis and Summary (cont.)

represents a discount of 40.35 percent, decreasing to a discount of 21.93 percent at the maximum, as adjusted.

Valuation Conclusion

As presented in Exhibit 49, the fully converted pro forma valuation range of the Corporation is from a minimum of $16,150,000 or 1,615,000 shares at $10.00 per share to a maximum of $21,850,000 or 2,185,000 shares at $10.00 per share, with a maximum, as adjusted, of $25,127,500 or 2,512,750 shares at $10.00 per share. Exhibit 49 also presents in detail the total number of shares to be issued at each valuation range and the respective number of shares issued to the mutual holding company, the public and the foundation.

It is our opinion that, as of May 29, 2009, the pro forma market value of the Corporation was $19,000,000 at the midpoint, representing a total of 1,900,000 shares at $10.00 per share, including 817,000 shares or 43 percent of the total shares offered to the public, 2 percent of the total shares or 38,000 shares issued to the Cullman Savings Bank Foundation, and 1,045,000 shares or 55.00 percent of the total shares issued to Cullman Bancorp, MHC, the mutual holding company.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

CULLMAN SAVINGS BANK
Cullman, Alabama

Balance Sheets
At December 31, 2008 and March 31, 2009
(Dollars in thousands)

ASSETS	March 31, 2009 (unaudited)	December 31, 2008
Cash and cash equivalents	$ 2,769	$ 1,947
Federal funds sold	4,711	6,979
Cash and cash equivalents	7,480	8,926
Securities available-for-sale	21,970	24,530
Loans, net	166,733	165,243
Loans, held-for-sale	426	245
Premises and equipment	10,597	10,679
Foreclosed real estate	797	860
Accrued interest receivable	1,081	1,178
Restricted equity securities	2,714	3,439
Bank owned life insurance	2,164	2,139
Other assets	250	146
Total assets	$ 214,212	$ 217,385
LIABILITIES AND RETAINED INCOME		
Deposits		
Noninterest-bearing	$ 425	$ 112
Interest-bearing	134,435	134,102
Total deposits	134,860	134,214
Federal Home Loan Bank advances	51,468	54,671
Long-term debt	860	860
Accrued interest payable and other liabilities	1,061	1,195
Total liabilities	188,249	190,940
RETAINED INCOME		
Retained earnings	26,159	26,501
Accumulated other comprehensive income (loss)	(196)	(56)
Total retained income	25,963	26,445
Total liabilities and retained income	$ 214,212	$ 217,385

Source: Cullman Savings Bank's unaudited and audited financial statements

EXHIBIT 2

CULLMAN SAVINGS BANK
CULLMAN, ALABAMA

Balance Sheets
At December 31, 2004, 2005, 2006 and 2007
(Dollars in thousands)

	December 31,			
	2007	2006	2005	2004
ASSETS				
Cash and due from financial institutions	$ 4,148	$ 6,799	# 3,926	$ 2,601
Securities available-for-sale	21,285	20,756	36,362	53,296
Loans, net	163,297	147,555	135,146	109,554
Loans held-for-sale	--	--	--	--
Premises and equipment	10,582	10,975	9,860	10,231
Foreclosed real estate	151	230	330	96
Accrued interest receivable	1,173	993	1,061	957
Restricted equity securities	3,095	2,943	--	--
Federal Home Loan Bank stock	--	--	2,997	2,594
Investment in affordable housing project	--	--	647	719
Bank owned life insurance	163	221	5,427	5,206
Other assets	162	277	253	109
Total assets	$ 204,056	$ 190,749	$ 196,009	$ 185,363
LIABILITIES AND RETAINED INCOME				
LIABILITIES				
Deposits	$ 128,854	$ 107,285	$ 112,011	$ 110,307
Federal Home Loan Bank advances	46,936	56,350	58,264	50,178
Long-term debt	925	882	--	--
Accrued interest payable and other liabilities	1,257	870	939	727
Total liabilities	177,972	165,387	171,214	161,212
Minority interest in Cullman Village Apartments	--	7	--	--
RETAINED INCOME				
Retained earnings	26,205	25,655	25,251	24,085
Accumulated other comprehensive income (loss)	(121)	(300)	(456)	66
Total retained income	26,084	25,355	24,795	24,151
Total liabilities and retained income	$ 204,056	$ 190,749	$ 196,009	$ 185,363

Source: Cullman Savings Bank's audited financial statements

EXHIBIT 3

CULLMAN SAVINGS BANK
CULLMAN, ALABAMA

Statements of Income
For the Three Months Ended March 31, 2008 and 2009,
and the Year Ended December 31, 2008
(Dollars in thousands)

	Three Months Ended March 31, 2009 (unaudited)	Three Months Ended March 31, 2008	Year Ended December 31, 2008
Interest and dividend income			
Loans, including fees	$ 2,806	$ 2,852	$ 11,633
Securities	281	270	1,251
Federal funds sold and other	2	87	208
Total interest and dividend income	3,089	3,209	13,092
Interest expense			
Deposits	910	1,205	4,364
Federal Home Loan Bank advances and other borrowings	541	584	2,402
Total interest expense	1,451	1,789	6,766
Net interest income	1,638	1,420	6,326
Provision for loan losses	125	50	145
Net interest income after provision for loan losses	1,513	1,370	6,181
Noninterest income			
Service charges on deposit accounts	116	100	485
Income on bank owned life insurance	25	1	177
Other	19	14	64
Total noninterest income	160	115	726
Noninterest expense			
Salaries and employee benefits	635	613	2,542
Occupancy and equipment	180	177	688
Data processing	128	120	500
Professional and supervisory fees	45	46	172
Office expense	30	34	133
Net loss on sales of securities	2	--	138
Advertising	20	26	118
Impairment loss on investment	725	--	1,158
Other	110	76	429
Total noninterest expense	1,875	1,092	5,878
Income before income tax	(202)	393	1,029
Income tax expense	140	146	733
Net income	$ (342)	$ 247	$ 296

Source: Cullman Savings Bank's unaudited and audited financial statements

EXHIBIT 4

CULLMAN SAVINGS BANK
CULLMAN, ALABAMA

Statements of Income
For the Years Ended December 31, 2004, 2005, 2006 and 2007

	Year Ended December 31,			
	2007	2006	2005	2004
Interest and dividend income				
Loans, including fees	$ 10,134	$ 8,925	$ 7,591	$ 6,614
Securities	1,000	1,448	2,031	2,244
Federal funds sold and other	544	169	113	85
Total interest and dividend income	11,678	10,542	9,735	8,943
Interest expense				
Deposits	4,717	3,491	2,748	2,280
Federal Home Loan Bank advances and other borrowings	2,464	2,555	2,052	1,529
Total interest expense	7,181	6,046	4,800	3,809
Net interest income	4,497	4,496	4,935	5,134
Provision for loan losses	--	221	(40)	(103)
Net interest income after provision for loan losses	4,497	4,275	4,975	5,237
Noninterest income				
Service charges on deposit accounts	262	279	292	267
Net fees and charges on loans	--	--	21	26
Income on bank owned life insurance	4	4	214	8
Net gain (loss) on sales of securities	--	(260)	97	3
Other	146	118	105	83
Total noninterest income	412	141	729	387
Noninterest expenses				
Salaries and employee benefits	2,104	1,875	2,109	2,103
Occupancy and equipment	758	773	745	712
Data processing	455	327	349	316
Professional and supervisory fees	198	416	137	130
Office expense	121	109	119	130
Advertising	156	141	187	227
Other	287	200	517	335
Total noninterest expense	4,079	3,841	4,163	3,953
Income before income tax	830	575	1,541	1,671
Income tax expense	280	171	375	395
Net income	$ 550	$ 404	$ 1,166	$ 1,276

Source: Cullman Savings Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2006, 2007 and 2008, and
At or for the Three Months Ended March 31, 2008 and 2009
(In thousands)

	At March 31,		At or for the Year Ended December 31,		
	2009	2008	2008	2007	2006
			(In thousands)		
Selected financial condition data:					
Total assets	$ 214,212	$ 218,442	$ 217,385	$ 204,056	$ 190,749
Investment securities	21,970	25,034	24,530	21,285	20,756
Loans receivable, net	166,733	165,325	165,243	163,297	147,555
Deposits	134,860	139,254	134,214	128,854	107,285
Federal Home Loan Bank advances	51,468	50,582	54,671	46,936	56,350
Other borrowings	860	925	860	925	882
Total retained earnings	25,963	26,450	26,445	26,084	25,355

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Three Months Ended March 31, 2008 and 2009

	Three Months Ended March 31,		Years Ended December 31,		
	2009	2008	2008	2007	2006
			(In thousands)		
Selected Operating Data:					
Interest income and dividend income	$ 3,089	$ 3,209	$ 13,092	$11,678	$10,542
Interest expense	1,451	1,789	6,766	7,181	6,046
Net interest income	1,638	1,420	6,326	4,497	4,496
Provision for loan losses	125	50	145	--	221
Net interest income after provision for loan losses	1,513	1,370	6,181	4,497	4,275
Noninterest income	160	115	726	412	141
Noninterest expenses	1,875	1,092	5,878	4,079	3,841
Income before income tax expense	(202)	393	1,029	830	575
Income taxes	140	146	733	280	171
Net income	$ (342)	$ 247	$ 296	$ 550	$ 404

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 6

EXHIBIT 7

Normalized Earnings Trends

Cullman Bancorp, Inc.

For the Twelve Months Ended March 31, 2009

	Twelve Months Ended March 31, 2009 ($000)
Net income before taxes	$ 434
Recapture of provision for loan losses	200
Recapture of loss on sale of assets	1,883
Normalized earnings before taxes	2,517
Taxes [1]	856
Normalized earnings after taxes	$ 1,661

[1] Based on effective tax rate of 34.00 percent

Source: Cullman Bancorp, Inc.'s audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 2006, 2007 and 2008, and At or for the Three Months Ended March 31, 2008 and 2009

	Three Months Ended March 31,		Fiscal Year Ended December 31,		
	2009	2008	2008	2007	2006
Performance Ratios:					
Return on average assets (annualized)	(0.65)%	0.47%	0.14%	0.28%	0.21%
Return on average equity (annualized)	(5.17)%	3.78%	1.11%	2.13%	1.62%
Interest rate spread (annualized) (1)	3.22%	2.63%	2.94%	2.11%	2.27%
Net interest margin (annualized) (2)	3.38%	2.89%	3.14%	2.42%	2.53%
Noninterest expense to average assets (annualized)	3.55%	2.08%	2.70%	2.05%	2.00%
Efficiency ratio (3)	104.16%	71.14%	65.07%	83.09%	77.23%
Average interest-earning assets to average interest-bearing liabilities	1.05%	1.07%	1.06%	1.08%	1.07%
Average equity to average assets	0.13%	0.12%	0.12%	0.13%	0.13%
Capital Ratios:					
Total capital to risk weighted assets	17.96%	17.36%	17.34%	18.82%	20.44%
Tier 1 capital to risk weighted assets	17.57%	17.09%	17.03%	18.51%	20.08%
Tier 1 capital to average assets	12.49%	12.62%	12.19%	13.14%	13.39%
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	0.36%	0.25%	0.28%	0.26%	0.31%
Allowance for loan losses as a percent of nonperforming loans	106.58%	19.98%	368.75%	28.23%	481.05%
Net charge-offs (recoveries) to average outstanding loans during the period	--	(0.01)%	(0.06)%	(0.02)%	(0.02)%
Nonperforming loans as a percent of gross loans	0.33%	1.25%	0.08%	0.93%	0.06%
Nonperforming assets as a percent of total assets	1.22%	0.31%	1.04%	0.91%	0.52%

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2007 and 2008, and
For the Three Months Ended March 31, 2009

	March 31, 2009 vs. 2008 Increase (Decrease) Due to			December 31, 2008 vs. 2007 Increase (Decrease) Due to			December 31, 2007 vs. 2006 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
				(Dollars in thousands)					
Interest income:									
Loans receivable	$ 28	$ (74)	$ (46)	$ 942	$ 557	$ 1,499	$ 743	$ 466	$ 1,209
Investment securities	2	8	10	213	38	251	(231)	(217)	(448)
Other interest-earning assets	(13)	(72)	(85)	(108)	(228)	(336)	7	368	375
Total	17	(138)	(121)	1,047	367	$ 1,414	519	617	$ 1,136
Interest expense:									
Deposits	11	(306)	(295)	1,148	(1,501)	(353)	352	874	1,226
FHLB advances	28	(70)	(42)	25	(82)	(57)	(219)	130	(89)
Other borrowings	--	(1)	(1)	--	(5)	(5)	--	(2)	(2)
Total	39	(377)	(338)	1,173	(1,588)	(415)	133	1,002	1,135
Increase (decrease) in net interest income	$ (22)	$ 239	$ 217	$ (126)	$ 1,955	$ 1,829	$ 386	$ (385)	$ 1

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 9

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Three Months Ended March 31, 2008 and 2009

	Three Months Ended March 31,		Years Ended December 31,		
	2009	2008	2008	2007	2006
	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost
Assets:					
Interest-earning assets:					
Loans	6.83%	6.92%	6.90%	6.56%	6.24%
Investment securities	5.12%	4.93%	5.02%	4.84%	5.79%
Other interest-earning deposits	0.11%	3.86%	2.63%	5.25%	1.70%
Total interest-earning assets	6.38%	6.56%	6.50%	6.29%	5.92%
Liabilities and equity:					
Interest-bearing liabilities:					
NOW and demand deposits	1.21%	2.26%	1.72%	3.89%	0.00%
Money market accounts	1.87%	2.60%	1.23%	0.49%	1.55%
Regular and other deposits	1.44%	1.28%	2.32%	5.43%	0.00%
Certificates of deposit	3.72%	4.75%	4.25%	4.90%	4.26%
Total interest-bearing deposits	2.77%	3.66%	3.21%	3.99%	3.23%
FHLB advances	4.18%	4.66%	4.51%	4.66%	4.46%
Other borrowings	1.77%	2.17%	1.68%	2.21%	2.47%
Total interest-bearing liabilities	3.16%	3.93%	3.56%	4.18%	3.65%
Interest rate spread	3.22%	2.63%	2.94%	2.11%	2.27%
Net interest margin	3.38%	2.89%	3.14%	2.42%	2.53%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At March 31, 2009

Change in Interest Rates (Basis Points)	Net Portfolio Value $ Amount (in millions)	Net Portfolio Value % Change	Percentage of Total Assets
300	$ 25.5	(15.00)%	12.00%
200	30.1	0.00%	13.88%
100	34.3	14.00%	15.55%
50	41.8	39.00%	18.79%
0	30.0	--	13.38%
(50)	41.1	37.00%	18.26%
(100)	29.4	(2.00)%	12.98%

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 12

Loan Portfolio Composition
December 31, 2004, 2005, 2006, 2007 and 2008, and At March 31, 2009

	At March 31,		At December 31,									
	2009		2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
One- to four-family	$ 88,438	52.65%	$ 87,775	52.74%	$ 90,464	54.96%	$ 86,893	58.34%	$ 82,117	60.26%	$ 70,961	64.14%
Multi-family	5,760	3.43%	3,722	2.24%	3,272	1.99%	3,392	2.28%	4,181	3.07%	4,559	4.12%
Commercial real estate	57,060	33.97%	59,655	35.85%	56,609	34.39%	51,407	34.51%	36,677	26.91%	23,078	20.86%
Construction	4,099	2.44%	3,263	1.96%	6,701	4.07%	1,645	1.10%	8,699	6.38%	4,632	4.19%
Total real estate loans	155,357	92.48%	154,415	92.79%	157,046	95.41%	143,337	96.23%	131,674	96.62%	103,230	93.31%
Commercial loans	7,675	4.57%	6,592	3.96%	1,414	0.86%	169	0.11%	–	0.00%	–	0.00%
Consumer loans:												
Home equity loans and lines of credit	–	0.00%	–	0.00%	–	0.00%	–	0.00%	–	0.00%	–	0.00%
Other consumer loans	4,954	2.95%	5,411	3.25%	6,141	3.73%	5,444	3.66%	4,605	3.38%	7,404	6.69%
Total consumer loans	4,954	2.95%	5,411	3.25%	6,141	3.73%	5,444	3.66%	4,605	3.38%	7,404	6.69%
Total loans	167,986	100.00%	166,418	100.00%	164,601	100.00%	148,950	100.00%	136,279	100.00%	110,634	100.00%
Net deferred loan fees	654	0.39%	703	0.42%	874	0.53%	938	0.63%	873	0.64%	797	0.72%
Allowance for losses	599	0.36%	472	0.29%	430	0.26%	457	0.31%	260	0.19%	283	0.26%
Loans, net	$ 166,733	99.25%	$ 165,243	99.29%	$ 163,297	99.21%	$ 147,555	99.06%	$ 135,146	99.17%	$ 109,554	99.02%

Source: Cullman Bancorp, Inc.'s, Prospectus

EXHIBIT 12

EXHIBIT 13

Loan Maturity Schedule
At March 31, 2009

	One- to Four-Family Residential	Multi-Family and Commercial Real Estate	Construction	Commercial	Consumer	Total Loans
			(In thousands)			
Amounts due in:						
One year or less	$ 1,589	$ 3,551	$ 4,099	$ 2,978	$ 2,041	$ 14,258
More than one to five years	11,853	22,042	--	4,697	2,913	41,505
More than five to ten years	7,023	3,758	--	--	--	10,781
More than ten years	67,973	33,469	--	--	--	101,442
Total	$ 88,438	$ 62,820	$ 4,099	$ 7,675	$ 4,954	$ 167,986

	Due After December 31, 2009		
	Fixed	Adjustable	Total
		(In thousands)	
Real Estate:			
One- to four-family	$ 47,436	$ 39,166	$ 86,602
Multi-family, commercial real estate and land	45,822	13,835	59,657
Construction	--	--	--
Total real estate loans	$ 93,258	$ 53,001	$ 146,259
Consumer and other loans:			
Home equity lines-of-credit and other	$ 3,154	--	$ 3,154
Commercial business	3,427	319	3,746
Total consumer and other loans	$ 6,581	$ 319	$ 6,900
Total	$ 99,839	$ 53,320	$ 153,159

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 13

EXHIBIT 14

Loan Originations and Sales
For the Years Ended December 31, 2007 and 2008, and
For the Three Months Ended March 31, 2008 and 2009

	Three Months Ended March 31,		Year Ended December 31,	
	2009	2008	2008	2007
	(In thousands)			
Total loans at beginning of period	$ 166,418	$ 164,601	$ 164,601	$ 148,950
Loans originated:				
Real estate loans:				
One- to four-family	3,491	7,466	12,375	10,690
Multi-family	--	--	--	--
Commercial real estate	4,533	2,016	25,482	12,131
Construction	1,606	2,713	8,903	7,561
Total real estate loans	9,630	12,195	46,760	30,382
Commercial loans	2,354	2,398	6,898	4,382
Consumer loans	448	1,478	4,866	5,527
Home equity loans and lines of credit	--	--	3,748	2,544
Total loans originated	12,432	16,071	62,272	42,835
Loans purchased:				
Real estate loans:				
One- to four-family	--	--	--	--
Multi-family	--	--	--	--
Commercial real estate	--	--	--	--
Construction	--	--	--	--
Total real estate loans	--	--	--	--
Commercial loans	--	--	--	--
Consumer loans:				
Home equity loans and lines of credit	--	--	--	--
Other consumer loans	--	--	--	--
Total loans purchased	--	--	--	--
Loans sold:				
Real estate loans:				
One- to four-family	--	--	--	--
Multi-family	--	--	--	--
Commercial real estate	--	--	--	--
Construction	--	--	--	--
Commercial loans	--	--	--	--
Consumer loans	--	--	--	--
Total loans sold	--	--	--	--
Deduct:				
Principal repayments	(10,864)	(14,108)	(60,455)	(27,184)
Loan sales	--	--	--	--
Home equity lines-of-credit net	--	--	--	--
Net other	--	--	--	--
Net loan activity	1,568	1,963	1,817	$ 15,651
Total loans at end of period	$ 167,986	$ 166,564	$ 166,418	$ 164,601

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 15

Delinquent Loans
At December 31, 2006, 2007 and 2008, and
At March 31, 2009

	At March 31, 2009			At December 31,								
				2008			2007			2006		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
						(In thousands)						
Real estate loans:												
One- to four-family	$ 795	$ --	$ --	$ 784	$ 774	$ --	$ 1,307	$ 125	$ 62	$ 850	$ 20	$ 15
Multi-family	1,453	--	--	--	--	--	--	--	--	--	--	--
Commercial real estate	623	--	--	2,189	641	--	194	103	--	--	1,211	--
Construction	--	--	--	192	--	--	--	--	--	--	--	--
Total real estate loans	$ 2,871	$ --	$ --	$ 3,165	$ 1,415	$ --	$ 1,501	$ 228	$ 62	$ 850	$ 1,231	$ 15
Commercial loans	--	--	--	30	--	--	--	--	--	--	--	--
Consumer loans:												
Home equity loans and lines of credit	--	--	--	--	--	--	--	--	--	--	--	--
Other consumer loans	25	78	--	119	58	4	46	--	--	7	--	2
Total	$ 2,896	$ 78	$ --	$ 3,314	$ 1,473	$ 4	$ 1,547	$ 228	$ 62	$ 857	$ 1,231	$ 17

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 15

EXHIBIT 16

Nonperforming Assets
At December 31, 2004, 2005, 2006, 2007 and 2008, and At March 31, 2009

	At March 31,	At December 31,				
	2009	2008	2007	2006	2005	2004
		(Dollars in thousands)				
Nonaccrual:						
Real estate loans:						
One- to four-family	$ 388	$ --	$ 391	$ 78	$ 202	$ 77
Multi-family	--	--	--	--	--	--
Commercial real estate	169	124	1,070	--	--	18
Construction	--	--	--	--	--	--
Total real estate loans	557	124	1,461	78	202	95
Commercial loans	5	--	--	--	--	--
Consumer loans:						
Home equity loans and lines of credit	--	--	--	--	3	4
Other consumer loans	--	--	--	--	4	54
Total nonaccrual loans	562	124	1,461	78	209	153
Accruing loans past due 90 days or more:						
Real estate loans:						
One- to four-family	--	--	62	15	--	15
Multi-family	--	--	--	--	--	--
Commercial real estate	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Total real estate loans	--	--	62	15	--	15
Commercial loans	--	--	--	--	--	--
Consumer loans:						
Home equity loans and lines of credit	--	--	--	--	--	--
Other consumer loans	--	4	--	2	52	3
Total accruing loans past due 90 days or more	--	4	62	17	52	18
Total of nonaccrual and 90 days or more past due loans	$ 562	$ 128	$ 1,523	$ 95	$ 261	$ 171

EXHIBIT 16

EXHIBIT 16 (continued)

Nonperforming Assets
At December 31, 2004, 2005, 2006, 2007 and 2008, and
At March 31, 2009

	At March 31,	At December 31,				
	2009	2008	2007	2006	2005	2004
		(Dollars in thousands)				
Real estate owned						
One- to four-family	$ 265	$ 428	$ --	$ 230	$ 330	$ 96
Commercial loans	532	432	151	--	--	--
Other nonperforming assets	--	--	--	--	--	--
Total nonperforming assets	$ 1,359	$ 988	$ 1,674	$ 325	$ 591	$ 267
Troubled debt restructurings	1,263	1,271	173	670	681	749
Troubled debt restructurings and total nonperforming assets	$ 2,622	$ 2,259	$ 1,847	$ 995	$ 1,272	$ 1,016
Total nonperforming loans to total loans	0.33%	0.08%	0.93%	0.06%	0.19%	0.15%
Total nonperforming loans to total assets	0.26%	0.06%	0.75%	0.05%	0.13%	0.09%
Total nonperforming assets and troubled debt restructurings to total assets	1.22%	1.04%	0.91%	0.52%	0.65%	0.55%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 16 (continued)

EXHIBIT 17

Classified Assets
At December 31, 2004, 2005, 2006, 2007 and 2008, and
At March 31, 2009

	At March 31, 2009	At December 31, 2008	2007	2006	2005	2004
	(In thousands)					
Special mention assets	$ 285	$ 1,059	$ 745	$ 1,182	$ 117	$ 225
Substandard assets	5,356	4,920	1,610	1,459	709	275
Doubtful assets	--	--	--	--	42	--
Loss assets	--	--	--	--	--	--
Total classified assets	$ 5,641	$ 5,979	$ 2,355	$ 2,641	$ 868	$ 500

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2004, 2005, 2006, 2007 and 2008, and
For the Three Months Ended March 31, 2008 and 2009

	Three Months Ended March 31,		Years Ended December 31,				
	2009	2008	2008	2007	2006	2005	2004
			(Dollars in thousands)				
Allowance at beginning of period	$ 472	$ 430	430	$ 457	$ 260	$ 283	$ 412
Provision for loan losses	125	50	145	--	221	(40)	(103)
Charge-offs:							
Real estate loans							
One- to four-family	--	--	3	--	2	--	29
Multi-family	--	--	--	--	--	--	--
Commercial real estate	--	--	--	23	--	--	--
Construction	--	--	1	--	--	--	--
Commercial	--	65	85	1	45	--	--
Consumer	--	--	19	9	24	9	--
Total charge-offs	$ --	$ 65	$ 108	$ 33	$ 71	$ 9	$ 29
Recoveries:	--	--		--	--		
Real estate loans							
One- to four-family	2	2	4	3	1	26	3
Multi-family	--	--	--	--	--	--	--
Commercial real estate	--	--	--	--	--	--	--
Construction	--	--	--	--	--	--	--
Commercial	--	--	--	--	46	--	--
Consumer	--	--	1	3	--	--	--
Total recoveries	2	2	5	6	47	26	3
Net (charge-offs) recoveries	2	(63)	(103)	(27)	(24)	17	(26)
Allowance at end of period	$ 599	$ 417	472	$ 430	$ 457	$ 260	$ 283
Allowance to nonperforming loans	106.58%	19.98%	368.75%	28.23%	481.05%	99.62%	165.50%
Allowance to total loans outstanding at end of the period	0.36%	0.25%	0.28%	0.26%	0.31%	0.19%	0.26%
Net (charge-offs) recoveries to average loans outstanding during the period	--%	(0.01)%	(0.06)%	(0.02)%	(0.02)%	0.01%	(0.02)%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 18

EXHIBIT 19

Investment Securities
At December 31, 2006, 2007 and 2008, and at March 31, 2009

	At March 31, 2009		At December 31, 2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)							
Securities available-for-sale:								
U.S. government and federal agency	$ 12,246	$ 12,183	$ 13,845	$ 14,099	$ 7,098	$ 7,128	$ 5,099	$ 5,030
Mutual funds	2,858	2,858	3,224	3,224	5,271	5,116	5,011	4,877
Mortgage-backed securities	7,177	6,929	7,551	7,207	9,108	9,041	11,052	10,849
Total debt securities	22,281	21,970	24,620	24,530	21,477	21,285	21,162	20,756
Marketable equity securities	--	--	--	--	--	--	--	--
Total available-for-sale	22,281	21,970	24,620	24,530	21,477	21,285	21,162	20,756
Restricted equity securities	2,714	2,714	3,439	3,439	3,095	3,095	2,943	2,943
Total securities	$ 24,995	$ 24,684	$ 28,059	$ 27,969	$ 24,572	$ 24,380	$ 24,105	$ 23,699

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 19

EXHIBIT 20

Mix of Deposits
At December 31, 2006, 2007 and 2008, and at March 31, 2009

	At March 31, 2009		At December 31, 2008		2007		2006	
	(Dollars in thousands)							
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Deposit type:								
NOW and demand deposits	$ 33,208	24.62%	$ 34,071	25.39%	$ 39,745	30.84%	$ 23,973	22.35%
Money market deposits	10,396	7.71%	10,290	7.67%	7,675	5.96%	9,700	9.04%
Regular and other deposits	11,854	8.79%	9,895	7.37%	8,101	6.29%	8,819	8.22%
Certificates of deposit	79,402	58.88%	79,958	59.58%	73,333	56.91%	64,793	60.39%
Total	$ 134,860	100.00%	$ 134,214	100.00%	$ 128,854	100.00%	$ 107,285	100.00%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 20

EXHIBIT 21

Time Deposits Classified by Maturity and Rate
At March 31, 2009
(Dollars in thousands)

	At March 31, 2009	At December 31, 2008	At December 31, 2009
		(In thousands)	
Interest Rate:			
Less than 2%	$ 825	$ 307	$ 409
2.00% - 2.99%	25,889	19,978	161
3.00% - 3.99%	31,789	35,495	2,655
4.00% - 4.99%	13,164	15,500	31,484
5.00% - 5.99%	7,735	8,678	38,624
6.00% and over	--	--	--
Total	$ 79,402	$ 79,958	$ 73,333

At March 31, 2009
Period to Maturity

	Less than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percent of Total Certificate Accounts
			(Dollars in thousands)			
Interest Rate Range:						
Less than 2.00%	$ 787	$ 38	$ --	$ --	$ 825	1.04%
2.00% - 2.99%	21,804	3,898	60	127	25,889	32.60%
3.00% - 3.99%	26,275	3,670	1,477	366	31,789	40.04%
4.00% - 4.99%	8,721	2,620	689	1,134	13,164	16.58%
5.00% - 5.99%	3,180	1,233	1,938	1,384	7,735	9.74%
Total	$ 60,767	$ 11,459	$ 4,164	$ 3,011	$ 79,402	100.00%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 22

Deposit Activity
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Three Months Ended March 31, 2009

	Three Months Ended March 31,	Year Ended December 31,		
	2009	2008	2007	2006
		(In thousands)		
Beginning balance	$ 134,214	$ 128,854	$ 107,285	$ 112,011
Net deposits (withdrawals)	$ 646	$ 5,360	$ 21,569	$ (4,726)
Ending balance	$ 134,860	$ 134,214	$ 128,854	$ 107,285

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds
At or for the Years Ended December 31, 2006, 2007 and 2008, and
At or for the Three Months Ended March 31, 2008 and 2009

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,		
	2009	2008	2008	2007	2006
	(Dollars in thousands)				
FHLB advances	$ 51,468	$ 50,582	$ 54,671	$ 46,936	$ 56,350
Other borrowings	860	925	860	925	882
Average amount outstanding during the period:					
FHLB advances	$ 52,059	$ 50,009	$ 52,947	$ 52,422	$ 56,831
Other borrowings	860	925	843	904	890
Weighted average interest rate during the period:					
FHLB advances	4.02%	4.65%	4.44%	4.80%	4.49%
Other borrowings	3.00%	5.96%	4.84%	7.80%	7.71%
Balance outstanding at end of period:					
FHLB advances	$ 51,468	$ 50,582	$ 54,761	$ 46,936	$ 56,350
Other borrowings	860	925	860	925	882
Weighted average interest rate at end of period:					
FHLB advances	4.02%	4.66%	4.06%	4.76%	4.66%
Other borrowings	3.00%	5.41%	3.36%	7.08%	8.00%

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF CULLMAN SAVINGS BANK
CULLMAN, ALABAMA
As of March 31, 2009

Location	Leased or Owned	Year Acquired	Square Footage	Net Book Value at March 31, 2009
				(Dollars in thousands)
Main Office 316 Second Avenue SW Cullman, Alabama 35055	Owned	1970	44,000	$ 6,843
Other Properties 101 Main Street SW Hanceville, Alabama 35077	Owned	1979	1,524	186
3201 AL Highway 157 Cullman, Alabama 35058	Owned	2002	6,000	1,525
Highway 278 West Cullman, Alabama	Owned	2008	Land only	399

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At March 31, 2009

Name	Position(s) Held with the Bank	Age	Director Since
Dr. Paul Bussman	Chairman, Director	52	1994
Dr. Bill Peinhardt	Vice Chairman, Director	62	1999
John Riley	President, Chief Executive Officer and Director	42	2000
Kim Chaney	Director	51	1999
Nancy McClellan	Director	52	2004
Alan Wood	Executive Vice President and Director of Lending	42	--
Mike Duke	Senior Vice President and Chief Financial Officer	52	--
Robin Parson	Senior vice President/Treasurer and Director of Savings	42	--
Robin O'Berry	Senior Vice President, Secretary/ Lending Operations	42	--

Source: Cullman Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Cullman County,
Alabama and the United States
1990, 2000, 2008 and 2013

	1990	2000	1990-2000 % Change	2008	2000-2008 % Change	2013	2008-2013 % Change
Population							
Cullman County	67,613	77,483	14.6%	79,996	3.2%	81,537	1.9%
Alabama	4,040,587	4,447,100	10.1%	4,692,977	5.5%	4,880,183	4.0%
United States	248,709,873	281,421,906	13.2%	309,299,265	9.9%	328,770,749	6.3%
Households							
Cullman County	25,605	30,706	19.9%	32,605	6.2%	33,419	2.5%
Alabama	1,506,790	1,737,080	15.3%	1,875,310	8.0%	1,966,695	4.9%
United States	91,947,410	105,480,101	14.7%	118,368,701	12.2%	123,932,585	4.7%
Per Capita Income							
Cullman County	$ 10,447	$ 16,922	62.0%	$ 19,578	15.7%	--	--
Alabama	11,486	18,189	58.4%	21,522	18.3%	--	--
United States	14,420	21,587	49.7%	28,151	30.4%	--	--
Median Household Income							
Cullman County	$ 21,672	$ 32,256	48.8%	$ 36,302	12.5%	$ 41,677	14.8%
Alabama	23,597	34,135	44.7%	40,844	19.7%	45,437	11.2%
United States	30,056	41,994	39.7%	54,749	30.4%	64,042	17.0%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Cullman County,
Alabama and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Cullman County		25,605	30,706
Alabama		1,506,790	1,737,080
United States		91,947,410	105,480,101
Occupancy Rate			
Cullman County			
	Owner-Occupied	77.8%	78.0%
	Renter-Occupied	22.2%	22.0%
Alabama			
	Owner-Occupied	70.5%	72.5%
	Renter-Occupied	29.5%	27.5%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Cullman County		$ 47,200	$ 85,000
Alabama		53,200	85,100
United States		78,500	119,600
Median Rent			
Cullman County		$ 276	$ 398
Alabama		325	447
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Cullman County,
Alabama and the United States
1990 and 2000

	1990		
Industry Group	Cullman County	Alabama	United States
Agriculture/Mining	6.3%	3.0%	1.3%
Construction	10.0%	7.1%	4.8%
Manufacturing	26.5%	22.9%	19.2%
Transportation/Utilities	6.3%	7.0%	5.9%
Wholesale/Retail	23.2%	20.3%	27.5%
Finance, Insurance & Real Estate	3.2%	5.0%	7.3%
Services	24.5%	34.7%	34.0%

	2000		
	Cullman County	Alabama	United States
Agriculture/Mining	4.4%	1.9%	1.9%
Construction	8.4%	7.6%	6.8%
Manufacturing	23.0%	18.4%	14.1%
Wholesale/Retail	18.6%	15.8%	15.3%
Transportation/Utilities	5.7%	5.3%	5.2%
Information	1.6%	2.2%	3.1%
Finance, Insurance & Real Estate	4.0%	5.8%	6.9%
Services	34.3%	43.0%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Cullman County,
Alabama and the United States
For the Years 2005 through February of 2009

Location	2005	2006	2007	2008	February 2009
Cullman County	3.5%	3.0%	3.0%	4.3%	8.3%
Alabama	3.8%	3.5%	3.5%	5.0%	8.9%
United States	5.1%	4.6%	4.6%	5.8%	8.9%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Cullman County Alabama
June 30, 2008

	Cullman County Deposits ($000)	Cullman Savings' Deposits ($000)	Cullman Savings' Share (%)
Banks	$ 1,275,134	---	---
Thrifts	209,680	$ 143,502	68.4%
Total	$ 1,484,814	$ 143,502	9.7%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2005 - 1st Quarter of 2009

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007
Prime Rate	8.25%	8.25%	7.75%	7.25%
90-Day Treasury Bills	4.87%	4.84%	4.19%	3.31%
1-Year Treasury Bills	4.75%	5.00%	4.16%	3.59%
30-Year Treasury Notes	4.72%	5.19%	5.26%	4.96%

	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Prime Rate	5.25%	5.00%	5.00%	3.25%
90-Day Treasury Bills	1.33%	1.86%	1.42%	0.04%
1-Year Treasury Bills	1.93%	2.46%	1.95%	0.40%
30-Year Treasury Notes	4.31%	4.53%	4.30%	2.69%

	1st Qtr. 2009
Prime Rate	3.25%
90-Day Treasury Bills	0.23%
1-Year Treasury Bills	0.59%
30-Year Treasury Notes	4.16%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares, Inc	AK	OTC BB	4.50	26.40	2.75	(8.89)	N/A	283.54	0.10	(1.02)	14.00	1.00	(1.30)
SCBS	Southern Community Bancshares	AL	Pink Sheet	8.75	12.00	6.30	N/A	N/A	92.04	0.33	N/A	68.00	9.00	20.56
SZBI	SouthFirst Bancshares, Inc	AL	OTC BB	11.59	18.25	2.75	N/A	(1.51)	330.48	0.10	(2.05)	14.00	1.00	(4.03)
SUPR	Superior Bancorp	AL	NASDAQ	3.34	14.90	1.73	(0.82)	(16.56)	310.34	0.00	(0.24)	16.00	1.00	(0.60)
FFBH	First Federal Bancshares of Arkansas, I	AR	NASDAQ	4.73	25.95	3.40	(42.35)	(0.03)	165.76	0.49	(182.28)	32.00	3.00	(276.21)
BOFI	BOFI Holding, Inc	CA	NASDAQ	6.96	11.52	3.40	39.16	0.55	155.45	0.00	9.86	58.00	3.00	4.95
BYFC	Broadway Financial Corp	CA	NASDAQ	7.70	13.46	3.84	100.31	1.14	251.73	0.20	4.61	37.00	2.00	5.70
FPTB	First PacTrust Bancorp, Inc	CA	NASDAQ	8.60	30.51	5.67	(21.87)	N/A	210.80	0.66	(6.06)	38.00	3.00	(8.56)
FFED	FirstFed Financial Corp	CA	OTC BB	0.47	69.23	0.11	(73.14)	(28.18)	499.77	0.00	(0.01)	2.00	0.00	(0.02)
HWFG	Harrington West Financial Group, Inc	CA	NASDAQ	1.57	19.63	1.20	(0.51)	N/A	166.28	0.08	(0.80)	20.00	1.00	8.95
MLGF	Malaga Financial Corp	CA	OTC BB	11.00	15.00	7.50	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	NASDAQ	6.38	32.80	4.00	42.04	(1.70)	251.30	0.23	(3.10)	28.00	2.00	(3.78)
SNLS	San Luis Trust Bank, Federal Savings B	CA	OTC BB	1.36	21.75	1.00	(45.19)	N/A	74.73	N/A	(3.28)	21.00	2.00	5.46
HCBC	High Country Bancorp, Inc	CO	Pink Sheet	11.00	N/A	10.50	(15.39)	N/A	247.66	N/A	13.81	55.00	5.00	10.57
MORG	Morgan Financial Corp	CO	OTC BB	12.35	N/A	N/A	N/A	0.72	113.39	0.84	18.04	105.00	11.00	17.19
UWBK	United Western Bancorp, Inc	CO	NASDAQ	10.11	25.99	4.50	13.14	1.37	314.28	0.24	3.55	33.00	2.00	7.18
NAL	NewAlliance Bancshares, Inc	CT	NYSE	12.94	16.86	9.55	(2.51)	0.44	79.58	0.28	26.52	90.00	15.00	32.62
PBCT	People's United Financial, Inc	CT	NASDAQ	15.80	45.79	14.58	(12.45)	0.46	59.95	0.60	39.23	120.00	30.00	36.92
IFSB	Independence Federal Savings Bank	DC	NASDAQ	2.44	20.60	1.75	(29.13)	N/A	120.37	0.00	(5.22)	54.00	2.00	(4.17)
WSFS	WSFS Financial Corp	DE	NASDAQ	26.53	70.69	17.34	(36.99)	1.84	572.33	0.46	12.16	50.00	4.00	13.51
BBX	BankAtlantic Bancorp, Inc	FL	NYSE	3.75	19.99	0.67	(54.63)	(21.41)	495.86	0.19	(0.09)	11.00	0.00	(0.23)
BKUNQ	BankUnited Financial Corp	FL	Pink Sheet	0.49	32.74	0.16	N/A	(5.77)	395.99	0.02	(0.17)	6.00	0.00	(0.11)
BFCF	BFC Financial Corporation	FL	OTC BB	0.45	11.02	0.11	80.00	N/A	135.44	0.00	(0.12)	7.00	0.00	0.81
FDTRE	Federal Trust Corp	FL	OTC BB	0.90	12.38	0.20	N/A	(3.27)	63.77	0.00	(0.06)	19.00	0.00	(0.28)
FCFL	First Community Bank Corp of America	FL	NASDAQ	4.10	22.00	3.50	(20.59)	N/A	127.35	0.00	(3.95)	50.00	3.00	(4.14)
EBDC	Ebank Financial Services, Inc	GA	OTC BB	0.02	2.09	0.00	N/A	0.14	19.25	0.00	(17.90)	70.00	5.00	1.08
FFSX	First Federal Bankshares, Inc	IA	NASDAQ	2.07	23.67	1.05	N/A	(6.77)	158.46	0.11	(0.27)	24.00	1.00	(0.80)
HZFS	Horizon Financial Services Corp	IA	OTC BB	1.60	18.75	0.50	N/A	N/A	133.47	N/A	N/A	41.00	2.00	N/A
CASH	Meta Financial Group, Inc	IA	NASDAQ	15.63	41.98	6.59	102.22	N/A	342.15	0.52	(64.69)	56.00	3.00	(142.24)
FFFD	North Central Bancshares, Inc	IA	NASDAQ	16.02	41.98	9.65	44.81	N/A	356.21	0.38	(2.56)	45.00	3.00	(3.42)
NTWB	Northwest Bank & Trust	IA	Pink Sheet	N/A	N/A	N/A	N/A	250.24	21038.12	220.00	N/A	N/A	N/A	N/A
TRVR	Two Rivers Financial Group, Inc	IA	OTC BB	21.00	29.25	19.50	N/A	0.69	202.81	0.50	32.79	126.00	11.00	30.23
HOME	Home Federal Bancorp, Inc	ID	NASDAQ	9.46	15.77	7.01	(12.03)	0.11	41.93	0.22	78.92	70.00	21.00	87.38
AFBA	Allied First Bancorp, Inc	IL	OTC BB	2.25	4.25	1.06	(47.06)	(5.80)	310.28	0.00	(0.73)	25.00	1.00	(0.39)
BFIN	BankFinancial Corp	IL	NASDAQ	8.96	18.49	7.42	(13.84)	N/A	72.51	0.28	(8.83)	81.00	14.00	86.64

103

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 29, 2009

		State	Exchange	PER SHARE: Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS: Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ESDF	East Side Financial	IL	OTC BB	21.00	39.50	15.00	N/A	1.87	518.03	0.20	23.12	81.00	8.00	12.28
FIRT	First BancTrust Corp	IL	OTC BB	6.25	13.49	4.85	6.56	N/A	NA	N/A	N/A	N/A	N/A	N/A
FCLF	First Clover Leaf Financial Corp	IL	NASDAQ	8.60	12.15	5.94	19.10	N/A	74.67	0.24	20.41	71.00	10.00	23.13
GTPS	Great American Bancorp, Inc	IL	NASDAQ	27.50	34.75	23.50	N/A	1.68	212.94	0.44	18.22	129.00	14.00	16.37
MCPH	Midland Capital Holdings Corp	IL	OTC BB	16.07	45.00	16.07	N/A	1.39	319.37	0.96	23.60	89.00	10.00	11.49
PFED	Park Bancorp, Inc	IL	NASDAQ	7.04	35.34	3.00	49.56	(2.47)	191.51	0.22	(1.64)	18.00	2.00	(2.90)
RYFL	Royal Financial, Inc	IL	OTC BB	3.64	17.75	3.30	(28.91)	(1.54)	39.57	0.00	(2.47)	35.00	10.00	(2.54)
WFBS	Washington Federal Bank for Savings	IL	OTC BB	N/A	N/A	N/A	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	Pink Sheet	8.00	16.50	7.00	N/A	1.35	298.79	0.00	N/A	N/A	N/A	6.15
AMFC	AMB Financial Corp	IN	NASDAQ	3.60	17.00	1.65	(5.01)	N/A	186.11	0.18	(6.15)	25.00	2.00	(6.71)
ASBI	Ameriana Bancorp	IN	NASDAQ	4.42	17.15	2.40	(20.79)	0.08	166.04	0.16	34.16	25.00	2.00	94.37
BRBI	Blue River Bancshares, Inc	IN	OTC BB	2.96	6.94	2.55	1.45	N/A	NA	N/A	81.02	N/A	N/A	N/A
CITZ	CFS Bancorp, Inc	IN	NASDAQ	3.99	15.12	1.75	2.31	(1.13)	103.69	0.29	(3.46)	38.00	4.00	(3.54)
DSFN	DSA Financial Corp	IN	OTC BB	7.00	15.00	6.52	N/A	0.28	79.02	N/A	31.67	92.00	12.00	24.47
FFWC	FFW Corp	IN	OTC BB	11.10	26.00	10.25	N/A	(0.90)	287.75	0.85	(15.00)	93.00	6.00	(11.92)
FDLB	Fidelity Federal Bancorp	IN	OTC BB	5.00	25.32	5.00	N/A	0.54	218.79	0.00	41.35	126.00	10.00	10.39
FBPI	First Bancorp of Indiana, Inc	IN	OTC BB	7.50	22.58	5.50	(15.44)	N/A	NA	N/A	N/A	N/A	N/A	N/A
FCAP	First Capital, Inc	IN	NASDAQ	17.98	20.91	12.17	15.12	1.24	163.44	0.72	12.00	87.00	9.00	14.38
FSFG	First Savings Financial Group, Inc	IN	NASDAQ	10.00	10.05	8.99	1.43	N/A	93.17	0.00	N/A	47.00	10.00	(122.80)
HWEN	Home Financial Bancorp	IN	NASDAQ	3.50	9.00	2.51	N/A	0.27	52.44	0.12	12.91	62.00	7.00	14.35
LOGN	Logansport Financial Corp	IN	NASDAQ	12.50	N/A	8.50	(25.37)	N/A	209.09	N/A	6.63	45.00	5.00	7.56
LSBI	LSB Financial Corp	IN	NASDAQ	12.05	29.02	8.50	39.84	0.98	246.91	0.88	11.19	50.00	4.00	12.26
MFSF	MutualFirst Financial, Inc	IN	NASDAQ	8.84	24.91	3.51	38.99	(4.32)	203.19	0.60	(1.11)	26.00	2.00	(23.77)
NIDB	Northeast Indiana Bancorp, Inc	IN	OTC BB	8.75	22.72	4.00	32.58	N/A	202.89	N/A	16.99	34.00	3.00	22.39
NWIN	Northwest Indiana Bancorp	IN	OTC BB	18.75	38.00	16.00	(16.67)	2.13	241.35	1.44	9.03	102.00	8.00	9.03
PBNI	Peoples Bancorp	IN	OTC BB	10.35	24.94	7.55	N/A	0.89	151.77	0.76	16.69	74.00	10.00	11.53
RIVR	River Valley Bancorp	IN	NASDAQ	12.50	24.15	9.15	(2.39)	1.52	256.05	0.84	6.89	63.00	4.00	7.84
TDCB	Third Century Bancorp	IN	OTC BB	5.00	14.00	4.00	(28.16)	N/A	NA	N/A	N/A	N/A	N/A	N/A
FFSL	First Independence Corp	KS	Pink Sheet	10.00	22.00	9.40	(3.79)	N/A	244.19	0.75	6.07	49.00	4.00	5.69
CKFB	CKF Bancorp, Inc	KY	NASDAQ	6.83	20.00	4.75	24.18	N/A	272.59	0.40	(9.05)	22.00	2.00	(4.08)
HFBC	Hopfed Bancorp, Inc	KY	NASDAQ	9.00	17.79	8.13	(11.41)	1.14	276.42	0.48	8.54	44.00	4.00	8.40
FPBF	FPB Financial Corp	LA	Pink Sheet	26.00	42.42	22.50	15.56	N/A	NA	0.78	N/A	N/A	N/A	N/A
GLBP	Globe Bancorp, Inc	LA	OTC BB	18.00	25.00	15.00	N/A	N/A	NA	N/A	N/A	N/A	N/A	N/A
GSLA	GS Financial Corp	LA	NASDAQ	13.80	21.75	10.56	18.40	0.19	196.69	0.40	67.08	59.00	7.00	15.61
HBCP	Home Bancorp, Inc	LA	NASDAQ	10.84	11.68	9.02	17.95	N/A	59.70	0.00	N/A	68.00	17.00	28.29